   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 16, 1999



                                                      REGISTRATION NO. 333-84911

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                               AMENDMENT NO. 1 TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                           --------------------------

                              FIFTH THIRD BANCORP
             (Exact name of registrant as specified in its charter)

                OHIO                                  6711                              31-0854434
  (State or other jurisdiction of         (Primary Standard Industrial               (I.R.S. Employer
   incorporation or organization)         Classification Code Number)              Identification No.)

                           --------------------------

                   FIFTH THIRD CENTER, CINCINNATI, OHIO 45263
                                 (513) 579-5300
    (Address, including Zip Code, and telephone number, including area code, of registrant's principal executive offices)

                           --------------------------

                             PAUL L. REYNOLDS, ESQ.
                              FIFTH THIRD BANCORP
                            38 FOUNTAIN SQUARE PLAZA
                             CINCINNATI, OHIO 45263
                                 (513) 579-5300
                              (513) 744-6757 (FAX)
                (Name, address, including Zip Code and telephone
               number, including area code, of agent for service)

                           --------------------------

                          COPIES OF COMMUNICATIONS TO:

RICHARD G. SCHMALZL, ESQ.                 ERIC R. MOY, ESQ.
H. SAMUEL LIND, ESQ.                      Barnes & Thornburg
Graydon, Head & Ritchey                   11 South Meridian Street
1900 Fifth Third Center                   Indianapolis, Indiana 46204
511 Walnut Street                         (317) 236-1313
Cincinnati, Ohio 45202                    (317) 231-7433 (Fax)
(513) 621-6464
(513) 651-3836 (Fax)

                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this registration statement becomes effective and upon the effective time of the merger of Peoples Bank Corporation of Indianapolis with and into the Registrant pursuant to the affiliation agreement described in the enclosed proxy statement/prospectus included as Part I of this registration statement.


    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /



    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /



    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the registration statement number of the earlier effective registration statement for the same offering. / /


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED SEPTEMBER 16, 1999


                              PROXY STATEMENT FOR
                    PEOPLES BANK CORPORATION OF INDIANAPOLIS
                                SPECIAL MEETING
                               ------------------

                                 PROSPECTUS OF
                              FIFTH THIRD BANCORP
                                ----------------

    The boards of directors of Peoples Bank Corporation of Indianapolis and Fifth Third Bancorp have agreed that Fifth Third will acquire Peoples in a merger. If the merger is approved by the shareholders of Peoples and all other closing conditions are satisfied, each outstanding share of Peoples common stock will be exchanged for 1.09 shares of Fifth Third common stock. The board of directors of Peoples believes that the merger is in Peoples' and your best interests.

    The merger cannot be completed unless the shareholders of Peoples approve the affiliation agreement and the merger. Peoples has scheduled a special meeting for its shareholders to vote on the affiliation agreement and the merger. The date, time and place of the special meeting are as follows:


                       10:30 a.m., Eastern Standard Time
                                October 27, 1999
                          Capital Center, South Tower,
                           201 North Illinois Street
                         Second Floor Conference Center
                             Indianapolis, Indiana


    Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card(s) to us. YOUR VOTE IS VERY IMPORTANT.

    Fifth Third common stock is traded on the Nasdaq National Market under the symbol "FITB."

                            ------------------------

    FOR A DESCRIPTION OF CERTAIN SIGNIFICANT CONSIDERATIONS IN CONNECTION WITH THE MERGER AND RELATED MATTERS DESCRIBED IN THIS DOCUMENT, SEE "RISK FACTORS" BEGINNING ON PAGE 9.
                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    THE SHARES OF FIFTH THIRD COMMON STOCK ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                            ------------------------

    THE INDIANA DEPARTMENT OF FINANCIAL INSTITUTIONS HAS NOT PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED HEREIN.

                            ------------------------

    THE INFORMATION IN THIS DOCUMENT IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS DOCUMENT IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


       THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS SEPTEMBER   , 1999

                               TABLE OF CONTENTS


                                                                                                                PAGE
                                                                                                                -----
QUESTIONS AND ANSWERS ABOUT THE MERGER.....................................................................           1

SUMMARY....................................................................................................           3

RISK FACTORS...............................................................................................           9

THE SPECIAL MEETING........................................................................................          12
  Purpose of the Meeting...................................................................................          12
  Voting and Revocability of Proxies.......................................................................          12
  Vote Required............................................................................................          12
  Solicitation of Proxies..................................................................................          13

PROPOSAL--MERGER OF PEOPLES INTO FIFTH THIRD...............................................................          13
  Structure of the Merger..................................................................................          13
  Corporate Governance.....................................................................................          14
  Merger Consideration.....................................................................................          14
  No Fractional Shares.....................................................................................          14
  Effective Time of the Merger.............................................................................          15
  Exchange of Certificates.................................................................................          15
  Background and Reasons for the Merger....................................................................          15
  Opinion of Financial Advisor to Peoples..................................................................          19
  Federal Income Tax Consequences..........................................................................          26
  Accounting Treatment.....................................................................................          28
  Resale of Fifth Third Common Stock by Affiliates.........................................................          28
  Dissenter's Rights.......................................................................................          29

TERMS OF THE AFFILIATION AGREEMENT.........................................................................          32
  Representations and Warranties...........................................................................          32
  Conduct Pending Merger...................................................................................          32
  Conditions to Closing....................................................................................          34
  Termination; Amendment; Waiver...........................................................................          35
  Interests of Certain Persons in the Merger...............................................................          36
  Effect on Peoples Employees..............................................................................          39

FIFTH THIRD BANCORP........................................................................................          41
  Description of Business..................................................................................          41
  Recent Developments......................................................................................          41
  Additional Information...................................................................................          42

PEOPLES BANK CORPORATION OF INDIANAPOLIS...................................................................          43
  Description of Business..................................................................................          43
  Additional Information...................................................................................          43

UNAUDITED PRO FORMA FINANCIAL INFORMATION..................................................................          44

SELECTED HISTORICAL FINANCIAL DATA OF FIFTH THIRD..........................................................          50

SELECTED HISTORICAL FINANCIAL DATA OF PEOPLES..............................................................          52

                                                                                                                PAGE
                                                                                                                -----
DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE RIGHTS OF SHAREHOLDERS........................................          54
  Voting Rights............................................................................................          54
  Dividends................................................................................................          55
  Preemptive Rights........................................................................................          56
  Rights Upon Liquidation..................................................................................          56
  Indemnification and Personal Liability of Directors, Officers, Employees or Agents.......................          56
  Shareholders' Meetings; Quorum...........................................................................          57
  Qualification of Directors...............................................................................          57
  Removal of Directors.....................................................................................          57
  Amendment to Articles of Incorporation and Code of Regulations...........................................          58
  Vacancies on the Board of Directors......................................................................          59
  Subscription, Conversion, Redemption Rights; Stock Nonassessable.........................................          59
  Change-of-Control Provisions.............................................................................          59
  Consideration of Non-Shareholder Interests...............................................................          63

EFFECT OF GOVERNMENTAL POLICIES............................................................................          64

REGULATION OF FINANCIAL INSTITUTIONS.......................................................................          64
  Holding Company Regulation...............................................................................          64
  Capital Requirements.....................................................................................          65
  Regulation of Banks......................................................................................          65

LEGAL MATTERS..............................................................................................          66

EXPERTS....................................................................................................          66

WHERE YOU CAN FIND MORE INFORMATION........................................................................          66

ANNEXES:

Annex A: Affiliation Agreement dated as of July 12, 1999 by and between Fifth Third Bancorp and Peoples Bank Corporation of Indianapolis (excluding exhibits)

Annex B: Shareholder Support Agreement dated as of July 12, 1999 by and between Fifth Third Bancorp, William McWhirter,
         Susan McWhirter and Hezekiah Limited Partnership

Annex C: Fairness Opinion of McDonald Investments Inc.

Annex D: Sections 23-1-44-1 through 23-1-44-20 of the Indiana Business Corporation Law

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHY DO PEOPLES AND FIFTH THIRD WANT TO MERGE?

A: The Peoples board of directors believes that you will benefit by becoming a shareholder of Fifth Third which has a strong financial performance record. The Peoples board also believes that you will benefit from the opportunity for potential future appreciation of Fifth Third common stock. Fifth Third wants to better serve its customers in Peoples' service areas and to expand Fifth Third's presence in those markets.

Q: WHAT WILL I RECEIVE FOR MY PEOPLES SHARES?


A: You will receive 1.09 shares of Fifth Third common stock for each share of Peoples common stock that you own at the effective time of the merger. The exchange ratio reflects a substantial premium for your shares compared to their market price prior to the public announcement of the merger. Fifth Third will not issue any fractional shares. Instead, you will receive cash in lieu of any fractional share owed to you in an amount based on the closing price of Fifth Third common stock for the ten trading days prior to and including the date on which the merger occurs. As of September 15, 1999, the market value of 1.09 shares of Fifth Third common stock was $68.46. The market value of the shares of Fifth Third common stock that you will receive in the merger will fluctuate both before and after the merger.


Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We hope to complete the merger as soon as possible after the shareholders' meeting, assuming the required shareholder approval is obtained. The merger is also subject to the approval of federal and state banking regulatory authorities and the satisfaction of other closing conditions.

Q: WHEN AND WHERE WILL THE SPECIAL MEETING TAKE PLACE?


A: The special meeting will be held at 10:30 a.m., Eastern Standard Time, on October 27, 1999, at, the Capital Center, South Tower, 201 North Illinois Street, Second Floor Conference Center, Indianapolis, Indiana.


Q: WHAT DO I NEED TO DO NOW?

A: After reviewing this document, indicate on your proxy card(s) how you want to vote, sign them and mail them in the enclosed return envelope as soon as possible. The BLUE proxy card is for Peoples voting common stock and the WHITE proxy card is for Peoples non-voting common stock.

Q: HOW WILL MY SHARES BE VOTED IF I RETURN A BLANK PROXY CARD?

A: If you sign and send in your proxy card(s) and do not indicate how you want to vote, your proxies will be counted as a vote in favor of the affiliation agreement and the merger at the special meeting.

Q: WHAT WILL BE THE EFFECT IF I DO NOT VOTE?

A: If you do not return your proxy card(s) or otherwise vote at the special meeting, it will have the same effect as if you voted against the affiliation agreement and the merger.

Q: CAN I VOTE MY SHARES IN PERSON?

A: Yes. You may attend the special meeting and vote your shares in person rather than signing and mailing your proxy card(s).

Q: CAN I REVOKE MY PROXIES AND CHANGE MY MIND?

A: Yes. You may take back your proxies up to and including the day of the special meeting by following the directions on page 12. Then you can either sign and deliver a new proxy(ies) or attend the special meeting and vote in person.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
   SHARES FOR ME?

A: Your broker will vote your shares only if you instruct your broker on how to vote. Your broker will send you directions on how you can instruct your broker to vote. Your broker cannot vote your shares without instructions from you.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. If the merger is completed, we will send you written instructions for exchanging your stock certificates.

Q: WHO CAN ANSWER MY QUESTIONS ABOUT THE MERGER?

A: If you have more questions about the merger, please call Charles R.
   Hageboeck, Chief Financial Officer and Secretary of Peoples, at (317)
   232-8121.

                                    SUMMARY


    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS DOCUMENT AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THE MERGER FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE LEGAL TERMS OF THE MERGER, YOU SHOULD READ CAREFULLY THIS ENTIRE DOCUMENT, INCLUDING THE ANNEXES, AND THE OTHER DOCUMENTS WE HAVE REFERRED YOU TO. FOR MORE INFORMATION ABOUT FIFTH THIRD AND PEOPLES, SEE "WHERE YOU CAN FIND MORE INFORMATION." (PAGE 66)


THE COMPANIES

FIFTH THIRD BANCORP
38 FOUNTAIN SQUARE PLAZA
CINCINNATI, OHIO 45236
(513) 579-5300

    Fifth Third is a registered multi-bank holding company, incorporated under Ohio law, which conducts its principal activities through its banking and non-banking subsidiaries. Fifth Third's ten subsidiary depository institutions operate a general banking business from 483 offices located throughout Ohio, Indiana, Kentucky, Michigan, Florida and Arizona. At June 30, 1999, on a consolidated basis, Fifth Third had assets of approximately $31.6 billion, deposits of approximately $20.1 billion, and shareholders' equity of approximately $3.3 billion. Fifth Third common stock is traded on the Nasdaq National Market under the symbol "FITB."


PEOPLES BANK CORPORATION OF INDIANAPOLIS
130 EAST MARKET STREET
INDIANAPOLIS, INDIANA 46204
(317) 237-8121


    Peoples is a bank holding company incorporated under Indiana law. Peoples owns all of the stock of Peoples Bank and Trust Company which is headquartered in Indianapolis, Indiana. Peoples Bank and Trust Company operates its nine banking offices located within Marion County, Indiana. At June 30, 1999, Peoples, on a consolidated basis, had total assets of approximately $674.5 million, total deposits of approximately $587.3 million and shareholders' equity of approximately $52.4 million. Peoples non-voting common stock is traded on the Nasdaq National Market under the symbol "PPLS". Peoples voting common stock does not trade in any established public market. Unless specifically stated otherwise, all references in this document to "Peoples common stock" means both Peoples' voting and non-voting common stock.

THE MERGER

    Pursuant to the affiliation agreement between Peoples and Fifth Third dated as of July 12, 1999, at the effective time of the merger, Peoples will merge with and into Fifth Third. Fifth Third will issue shares of its common stock to the existing shareholders of Peoples in exchange for their shares of Peoples common stock. In a simultaneous transaction, Peoples Bank and Trust Company will merge with and into Fifth Third Bank, Indiana.

PEOPLES SHAREHOLDERS WILL RECEIVE FIFTH THIRD STOCK IN THE MERGER


    If the merger is approved and consummated, you will have the right to receive 1.09 shares of Fifth Third common stock for each share of Peoples common stock that you own as of the effective time of the merger. Based on the closing price per share of Fifth Third common stock on the Nasdaq National Market on September 15, 1999, the value of 1.09 shares of Fifth Third common stock was $68.46.


    The number of shares of Fifth Third common stock you will receive in the merger is fixed, subject to adjustments for stock dividends and similar events before the merger is completed. Such adjustments will not alter the value of the exchange ratio, but the value of the shares of Fifth Third common stock to be issued in the merger will fluctuate from time to time.

NO FRACTIONAL SHARES WILL BE ISSUED

    Fifth Third will not issue any fractional shares. Instead, you will receive cash in lieu of any fractional share of Fifth Third common stock owed to you in an amount based on the average closing price of Fifth Third common stock for the ten trading days prior to and including the date on which the merger occurs.

TAX CONSEQUENCES OF THE MERGER

    If you do not dissent to the merger, the exchange of shares will be tax-free to you for federal income tax purposes, except for taxes payable on any cash you receive in lieu of fractional shares. If you properly dissent from the merger, you will generally be treated as having received cash in redemption of your shares and will be subject to taxes payable on the cash payment. The material federal income tax consequences are set out in greater detail on page 26.

    TAX MATTERS ARE VERY COMPLICATED AND THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR FOR A FULL UNDERSTANDING OF THE TAX CONSEQUENCES OF THE MERGER TO YOU.

REASONS FOR THE MERGER

    The Peoples board believes that in the rapidly changing environment of the banking industry, Peoples' long-term goal of enhancing shareholder value will be reached by merging with Fifth Third. In addition, the Peoples board believes that the customers and community served by Peoples will benefit from the merger.

    You can find a more detailed discussion of the background to the affiliation agreement and Peoples' and Fifth Third's reasons for the merger in this document under "Proposal-- Merger of Peoples into Fifth Third--Background and Reasons for the Merger," beginning on page 15.

OPINION OF FINANCIAL ADVISOR


    In deciding to approve the merger, the Peoples board considered an opinion from McDonald Investments Inc., the financial advisor to Peoples, that the exchange ratio is fair to Peoples' shareholders from a financial viewpoint. This opinion has been updated to the date of this document and is attached as Annex C to this document. We encourage you to read and consider this opinion.


RECOMMENDATION TO PEOPLES SHAREHOLDERS
    The Peoples board has unanimously recommended that you vote FOR approval of the affiliation agreement and the merger.

THE SPECIAL MEETING


    A special meeting of the Peoples shareholders will be held at 10:30 a.m., Eastern Standard Time, on October 27, 1999, at the Capital Center, South Tower, 201 North Illinois Street, Second Floor Conference Center, Indianapolis, Indiana. Holders of Peoples common stock outstanding on September 15, 1999 are entitled to vote at the special meeting and will be asked to consider and vote upon:


    - the approval of the affiliation agreement and the merger; and

    - any other matters as are properly presented at the special meeting.

    As of the date of this document, the Peoples board does not know of any other matters that will be presented at the special meeting.

VOTES REQUIRED


    At the special meeting, the affiliation agreement and the merger must be approved by the affirmative vote of at least a majority of the shares of Peoples voting common stock outstanding at the close of business on September 15, 1999 and at least a majority of the shares of Peoples non-voting common stock outstanding at the close of business on September 15, 1999, each voting as a separate voting group.


    The BLUE proxy card which accompanies this document is to be used for voting shares of Peoples voting common stock and the WHITE proxy card which accompanies this document is to be used for voting shares of Peoples non-voting common stock.

    Approval of the affiliation agreement will also authorize the Peoples board to exercise its discretion on whether to proceed with the merger in the event Peoples has the right to terminate the affiliation agreement. This determination may be made without notice to, or the resolicitation of proxies from, the Peoples shareholders.

OWNERSHIP OF FIFTH THIRD FOLLOWING THE MERGER

    Based on the number of shares of Peoples common stock outstanding on the record date, Fifth Third will issue approximately 3,500,000 shares of its common stock to Peoples shareholders in the merger. This will constitute approximately 1.1% of the outstanding stock of Fifth Third immediately after the merger.

CONDITIONS TO THE MERGER

    Fifth Third and Peoples will complete the merger only if certain conditions are satisfied. Some of the conditions are listed below:

    - the approval of the affiliation agreement by Peoples shareholders; and

    - the receipt of certain regulatory approvals under federal and state banking laws and expiration of any waiting periods.

    Some of the conditions to the merger may be waived by the company entitled to assert the condition.

RIGHT TO TERMINATE

    The boards of directors of Fifth Third and Peoples may jointly agree in writing to terminate the affiliation agreement without completing the merger. In addition, either company can individually terminate the affiliation agreement prior to the completion of the merger if:

    - the other party breaches any of the representations or warranties it made or fails to comply with any of its obligations under the affiliation agreement;

    - the business, assets or financial condition of the other party materially or adversely changes;

    - the merger is not completed by February 1, 2000; or

    - Peoples shareholders do not approve the affiliation agreement and the merger.


    Additionally, Peoples may terminate the affiliation agreement if the average closing price of Fifth Third common stock for the 30 trading days ending five trading days before the effective time of the merger is less than $50.25 per share and Fifth Third may terminate if the average closing price of Fifth Third common stock over the same period is greater than $83.70 per share.


INTERESTS OF CERTAIN PERSONS IN THE MERGER

    WHEN CONSIDERING THE PEOPLES BOARD'S RECOMMENDATION THAT PEOPLES SHAREHOLDERS VOTE IN FAVOR OF THE AFFILIATION AGREEMENT AND THE MERGER, YOU SHOULD BE AWARE THAT CERTAIN PEOPLES DIRECTORS AND OFFICERS MAY HAVE INTERESTS IN THE MERGER THAT ARE DIFFERENT FROM, OR IN ADDITION TO, YOURS.

STOCK OPTIONS.

    At the effective time of the merger, all outstanding awards, options or other rights to purchase Peoples common stock under Peoples' stock option plans will be converted into options to purchase Fifth Third common stock and will become immediately exercisable. Additionally, stock appreciation awards held by Gerald R. Francis, Peoples' President and Chief Operating Officer, will be converted into the right to receive cash value based on Fifth Third common stock.

DEFERRED COMPENSATION PLANS.

    Benefits under the Peoples Bank and Trust Company executives and directors deferred compensation plans are payable in a lump sum to the participant upon a termination of employment following the merger.


SEVERANCE AND COMPENSATION AGREEMENTS.



    In lieu of any other severance benefits provided in the affiliation agreement, Fifth Third has entered into severance agreements with certain officers of Peoples and is negotiating compensation arrangements with Peoples' CEO.


INDEMNIFICATION AND LIABILITY INSURANCE

    Fifth Third will assume all provisions for indemnification and limitation of liability now existing in favor of the directors and officers of Peoples and its subsidiaries. Fifth Third also will purchase and keep in effect for a three-year period, a policy of directors' and officers' liability insurance having liability limits and providing coverage for acts or omissions of the type currently covered by Peoples' existing directors' and officers' liability insurance for acts or omissions occurring at or prior to the merger as long as such coverage may be obtained on a commercially reasonable basis.

EFFECT ON PEOPLES EMPLOYEES

    Fifth Third shall consider employing as many of the employees of Peoples who desire employment within the Fifth Third holding company system as possible, to the extent of available positions and consistent with Fifth Third's standard staffing levels and personnel policies.

    The affiliation agreement also provides for the payment on termination of severance amounts to employees of Peoples who do not have severance or employment agreements.

DISSENTERS' RIGHTS

    If you hold shares of Peoples voting common stock and (1) deliver written notice to Peoples before the vote is taken on the merger of your intent to demand payment for your shares of Peoples voting common stock if the merger is effectuated, (2) do not vote to approve the merger and (3) send a payment demand to Peoples on or before the date set forth in the notice Peoples sends you after the special meeting, you shall be entitled, if and when the merger is completed, to receive the fair value of your shares of Peoples voting common stock in cash. Your right to receive the fair value of your shares of Peoples voting common stock, however, is contingent on your strict compliance with the procedures set forth in Sections 23-1-44-1 through 23-1-44-20 of the Indiana Business Corporation Law, copies of which are attached to this document as Annex D.

    Holders of Peoples non-voting common stock will not have any rights to dissent from, or obtain payment of the "fair value" of their shares as a result of, the merger.

ACCOUNTING
    We expect the merger to qualify for pooling-of-interests accounting treatment.

RECENT DEVELOPMENTS

    Fifth Third's strategy for growth includes strengthening its presence in core markets, expanding into contiguous markets and broadening its product offerings. Consistent with this strategy, in addition to the merger, Fifth Third recently acquired Ashland Bankshares, Inc., a bank holding company headquartered in Ashland, Kentucky, Enterprise Federal Bancorp, Inc., a savings and loan holding company headquartered in West Chester, Ohio, South Florida Bank Holding Corporation, a bank holding company headquartered in Fort Myers, Florida, and Emerald Financial Corp., a unitary savings and loan holding company headquartered in Strongsville, Ohio.

    In addition, Fifth Third's pending acquisition of CNB Bancshares, Inc., a bank holding company headquartered in Evansville, Indiana, is expected to be completed during the fourth quarter of 1999, shortly before the merger with Peoples.

COMPARATIVE MARKET PRICES AND DIVIDENDS


    Fifth Third common stock and Peoples non-voting common stock are traded on the Nasdaq National Market under the symbols "FITB" and "PPLS", respectively. On July 9, 1999, the business day immediately preceding the public announcement of the execution of the affiliation agreement setting forth the terms of the merger, and on September 15, 1999, the most recent practicable date prior to the printing of this document, the market prices of Fifth Third common stock and Peoples non-voting common stock and the equivalent price per share of Peoples non-voting common stock giving effect to the merger were as follows:



                                                                        JULY 9,   SEPTEMBER 15,
                                                                         1999         1999
                                                                       ---------  -------------
Fifth Third
  common stock (Closing sales price).................................  $   66.97    $   62.81
Peoples
  non-voting common stock (Closing sales price)......................  $   48.00    $   66.69
Equivalent Price Per Share of Peoples Non-Voting common stock........  $   73.00    $   68.46


    The following table sets forth (in per share amounts), for the calendar quarters indicated, the high and low sales prices and the cash dividends declared during each quarterly period:


                                            FIFTH THIRD             PEOPLES NON-VOTING
                                           COMMON STOCK                COMMON STOCK
                                     -------------------------   -------------------------
                                                     DIVIDENDS                   DIVIDENDS
                                      HIGH    LOW    DECLARED     HIGH    LOW    DECLARED
                                     ------  ------  ---------   ------  ------  ---------
1997:
  First Quarter....................  $39.78  $27.00   $0.129     $22.75  $17.50   $0.105
  Second Quarter...................   38.06   30.94    0.147      26.56   21.75    0.110
  Third Quarter....................   44.33   36.33    0.147      35.25   25.50    0.115
  Fourth Quarter...................   55.67   41.08    0.147      37.75   29.00    0.120

1998:
  First Quarter....................   58.83   49.50    0.170      40.75   35.25    0.125
  Second Quarter...................   63.13   47.50    0.170      38.38   32.00    0.130
  Third Quarter....................   67.25   49.25    0.170      36.00   27.63    0.135
  Fourth Quarter...................   74.13   50.31    0.200      34.38   28.00    0.140

1999:
  First Quarter....................   75.44   62.38    0.200      36.00   32.00    0.145
  Second Quarter...................   74.25   61.63    0.200      39.75   36.00    0.150
  Third Quarter (through September
    15, 1999)......................   69.88   60.06    --         73.13   39.75    0.155



    Peoples voting common stock does not trade in any established public market. The last sale of Peoples voting common stock reported to Peoples occurred on January 7, 1998 at a price of $40.00 per share. For calendar years 1997, 1998 and 1999, Peoples declared and paid cash dividends on its voting common stock in the same amounts that it paid on its non-voting common stock.

COMPARATIVE PER SHARE DATA


    The following table sets forth certain per share information for both Fifth Third and Peoples at the dates indicated and for the periods then ended. The equivalent shares basis is based on the exchange ratio of 1.09 shares of Fifth Third common stock on a pro forma basis for each share of Peoples common stock. Neither Peoples nor Fifth Third can give any assurances that the following table will accurately reflect figures and values applicable at the date of completion of the merger.



                                                                                                  EQUIVALENT
                                                                                                SHARES BASIS--
                                                     FIFTH THIRD                  PEOPLES       1.09 SHARES OF
                                          ---------------------------------   ---------------     FIFTH THIRD
                                                                                                 COMMON STOCK
                                            HISTORICAL       PRO FORMA (1)      HISTORICAL         PRO FORMA
                                          ---------------   ---------------   ---------------   ---------------
                                          BASIC   DILUTED   BASIC   DILUTED   BASIC   DILUTED   BASIC   DILUTED
                                          ------  -------   ------  -------   ------  -------   ------  -------
EARNINGS PER SHARE
Six Months Ended June 30, 1999..........  $ 1.16   $1.14    $ 1.16   $1.14    $ 1.50   $1.46    $ 1.26   $1.24
Twelve months ended December 31:
  1998..................................  $ 1.80   $1.76    $ 1.80   $1.76    $ 2.09   $2.04    $ 1.96   $1.92
  1997..................................  $ 1.76   $1.73    $ 1.76   $1.73    $ 2.02   $1.99    $ 1.92   $1.89
  1996..................................  $ 1.45   $1.42    $ 1.45   $1.42    $ 1.71   $1.70    $ 1.58   $1.55

DIVIDENDS DECLARED PER SHARE
Six Months Ended June 30, 1999..........  $0.400      --    $0.400      --    $0.295      --    $0.436      --
Twelve Months Ended December 31:
  1998..................................  $0.710      --    $0.710      --    $0.530      --    $0.774      --
  1997..................................  $0.569      --    $0.569      --    $0.450      --    $0.620      --
  1996..................................  $0.489      --    $0.489      --    $0.380      --    $0.533      --

BOOK VALUE PER SHARE
At June 30, 1999:.......................  $12.29      --    $12.33      --    $17.59      --    $13.44      --
At December 31, 1998:...................  $11.91      --    $11.95      --    $17.21      --    $13.03      --


------------------------

(1) Does not include the impact of Fifth Third's recent acquisition of Emerald Financial Corp. or Fifth Third's pending acquisition of CNB Bancshares, Inc.

                                  RISK FACTORS

    IN MAKING YOUR DETERMINATION AS TO HOW TO VOTE ON THE MERGER, YOU SHOULD CONSIDER THE FOLLOWING FACTORS:

RISKS RELATING TO THE MERGER

THE EXCHANGE RATIO IS FIXED AND WILL NOT BE ADJUSTED TO REFLECT ANY CHANGES IN STOCK VALUE PRIOR TO THE EFFECTIVE TIME OF THE MERGER.

    The precise value of the merger consideration to be paid to Peoples' shareholders will not be known at the time of the special meeting. The affiliation agreement provides that 1.09 shares of Fifth Third common stock will be issued in the merger in exchange for each share of Peoples common stock. This exchange ratio is fixed and will not be adjusted to reflect any changes in the value of either Peoples or Fifth Third common stock between the date of the affiliation agreement and the effective time of the merger. In addition, the value of Fifth Third common stock will fluctuate prior to the effective time of the merger and may be higher or lower than on the date of the affiliation agreement or the date of the special meeting. Additionally, Peoples may terminate the affiliation agreement if the average closing price of Fifth Third common stock for the 30 trading days ending five trading days before the effective time of the merger is less than $50.25 per share and Fifth Third may terminate the affiliation agreement if the average closing price of Fifth Third common stock over the same period is greater than $83.70 per share.

PEOPLES' SHAREHOLDERS WILL HAVE NO CONTROL OF FIFTH THIRD'S FUTURE OPERATIONS.

    Holders of Peoples' voting common stock have the power to approve or reject any matters requiring the approval of shareholders under Indiana law and Peoples' articles of incorporation. After the merger, Peoples' shareholders in the aggregate will hold approximately 1.1% of the outstanding shares of Fifth Third common stock. Even if all of the former Peoples shareholders voted in concert on all matters presented to Fifth Third's shareholders from time to time, this number of shares of Fifth Third common stock likely will not have a major impact on whether these proposals are approved or rejected.

CERTAIN DIRECTORS AND EXECUTIVE OFFICERS OF PEOPLES WILL RECEIVE BENEFITS IN THE MERGER IN ADDITION TO THE MERGER CONSIDERATION RECEIVED BY ALL OTHER PEOPLES SHAREHOLDERS.


    - Fifth Third has entered into severance agreements with certain senior executive officers of Peoples and is negotiating compensation arrangements with Peoples' CEO; and



    - Approximately 75,015 options for Peoples common stock held by Peoples' officers and directors will be converted into options to purchase Fifth Third common stock. Of such options, 44,090 are not currently exercisable, but will become exercisable upon consummation of the merger.


THE VALUE OF PEOPLES COMMON STOCK MAY VARY IN THE FUTURE.

    If the merger is not completed, the value of Peoples common stock could increase or decrease in the future. Such value could be either higher or lower than the merger consideration being offered by Fifth Third in the merger.

POST MERGER RISKS

FIFTH THIRD'S ACQUISITION STRATEGY COULD POSE RISKS.

    Fifth Third has grown through acquisitions in recent years and anticipates that it will make additional acquisitions in the future. Fifth Third frequently evaluates strategic opportunities not only in the banking industry but also in related financial service industries. One or more future acquisitions could be material to Fifth Third. Fifth Third may need to issue more common stock to pay for those acquisitions, which would further dilute the ownership interest of all Fifth Third shareholders at the time of the acquisition. Acquisitions also could require Fifth Third to use substantial cash or other liquid assets or to incur debt. In those events, Fifth Third could become more susceptible to economic downturns and competitive pressures.

FIFTH THIRD FACES INTENSE COMPETITION FOR FINANCIAL SERVICES.

    Fifth Third competes with hundreds of commercial banks, savings and loans and other financial services providers. In addition to the challenge of attracting and retaining customers for traditional banking services, Fifth Third's competitors now include securities dealers, brokers, mortgage bankers, investment advisors and finance and insurance companies who seek to offer one-stop financial services to their customers that may include services that banks have not been able or allowed to offer to their customers in the past. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial services providers. Fifth Third's ability to maintain its history of strong financial performance and return on investment to shareholders will depend in part on Fifth Third's ability to expand its scope of available financial services as needed to meet the needs and demands of its customers.

FIFTH THIRD MAY ENCOUNTER DIFFICULTIES IN COMBINING THE OPERATIONS OF ACQUIRED ENTITIES WITH FIFTH THIRD'S OWN OPERATIONS.

    Because the markets and industries in which Fifth Third operates are highly competitive, and because of the inherent uncertainties associated with the integration of an acquired company, there can be no assurance that Fifth Third will be able to realize fully the strategic objectives and operating efficiencies in all of its acquisitions, including Peoples. In addition, Fifth Third may lose key personnel, either from the acquired entities or from itself, as a result of acquisitions. These factors could contribute to the benefits expected from acquisitions not being achieved within expected time frames or not being achieved at all.

GOVERNMENTAL REGULATION AND LEGISLATION COULD LIMIT FIFTH THIRD'S FUTURE GROWTH.

    Fifth Third and its subsidiaries are subject to extensive state and federal regulation, supervision, and legislation which govern almost all aspects of the operations of Fifth Third and its subsidiaries. These laws may change from time to time and are primarily intended for the protection of consumers, depositors, and the deposit insurance funds. The impact of any changes to these laws may negatively impact Fifth Third's ability to expand its services and to increase the value of its business. In addition, Fifth Third's earnings are affected by the monetary policies of the Federal Reserve Board. These policies, which include regulating the national supply of bank reserves and bank credit, can have a major effect upon the source and cost of funds and the rates of return earned on loans and investments. The Federal Reserve influences the size and distribution of bank reserves through its open market operations and changes in cash reserve requirements against member bank deposits. We cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on Fifth Third, but such changes could be materially adverse to Fifth Third's shareholders.

CHANGES IN INTEREST RATES COULD REDUCE FIFTH THIRD'S INCOME AND CASH FLOWS.

    Fifth Third's income and cash flows depend to a great extent on "interest rate differentials" and the resulting net interest margins (I.E., the difference between the interest rates earned on interest-earning assets such as loans and investment securities, and the interest rates paid on interest-bearing liabilities such as deposits and borrowings). These rates are highly sensitive to many factors which are beyond Fifth Third's control, including general economic conditions and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the purchase of investments, the generation of deposits, and the rates received on loans and investment securities and paid on deposits. Fluctuations in these areas may adversely affect Fifth Third.

FIFTH THIRD'S OPERATIONS MUST BE YEAR 2000 COMPLIANT.

    As with other bank holding companies and other businesses generally, Fifth Third is exposed to the risk that the year 2000 could cause system failures which could be disruptive to Fifth Third's operations. Although Fifth Third has undertaken significant projects to minimize the risk that the year 2000 will result in any significant problems for Fifth Third, some factors, including the year 2000 compliance of Fifth Third's and Peoples' customers and suppliers, are not within Fifth Third's direct control and could disrupt Fifth Third's operations. Fifth Third may not be able or allowed to integrate Peoples' computer systems with its own until after January 1, 2000. If so, each of Fifth Third's and Peoples' systems would have to be year 2000 compliant or else the systems and operations of the combined company as a whole could be disrupted.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE.

    This document, including information incorporated by reference into this document, contains a wide variety of historical and forward looking information. There are a number of important factors which could cause future results to differ materially from historical performance. These include, but are not limited to, financial condition, prepayment speeds, loan sale volumes, charge-offs and loan loss provisions. Factors that might cause such a difference include, but are not limited to: (1) expected cost savings from the merger cannot be realized within the expected time frame: (2) revenues following the merger are lower than expected: (3) costs or difficulties related to the integration of the business of Fifth Third and Peoples are greater than expected: (4) competitive pressures among depository institutions increase significantly: (5) changes in the interest rate environment reduce interest margins: (6) general economic conditions, either nationally or in the states in which Fifth Third does business, are less favorable than expected: (7) year 2000 compliance failures result in additional expense or business disruption: (8) legislative or regulatory changes adversely affect the businesses in which Fifth Third is engaged: and (9) changes in the securities markets.

                              THE SPECIAL MEETING


    THIS DOCUMENT AND THE ACCOMPANYING PROXY CARDS ARE BEING FURNISHED TO YOU IN CONNECTION WITH THE SOLICITATION BY THE BOARD OF DIRECTORS OF PEOPLES OF PROXIES TO BE USED AT THE SPECIAL MEETING TO BE HELD AT 10:30 A.M., EASTERN STANDARD TIME, ON OCTOBER 27, 1999, AT THE CAPITAL CENTER, SOUTH TOWER, 201 NORTH ILLINOIS STREET, SECOND FLOOR CONFERENCE CENTER, INDIANAPOLIS, INDIANA, AND AT ANY ADJOURNMENTS THEREOF. THE BLUE PROXY CARD WHICH ACCOMPANIES THIS DOCUMENT IS FOR USE IN VOTING SHARES OF PEOPLES VOTING COMMON STOCK AND THE WHITE PROXY CARD WHICH ACCOMPANIES THIS DOCUMENT IS FOR USE IN VOTING SHARES OF PEOPLES NON-VOTING COMMON STOCK. THIS DOCUMENT, THE ENCLOSED NOTICE OF PEOPLES' SPECIAL MEETING AND PROXY CARD(S) ARE FIRST BEING SENT TO YOU ON OR ABOUT SEPTEMBER 22, 1999.


PURPOSE OF THE MEETING

    The purpose of the special meeting of Peoples' shareholders is to approve the affiliation agreement, and the transactions contemplated thereby, including the merger of Peoples with and into Fifth Third. Peoples' shareholders also may consider and vote upon such other matters as are properly brought before the special meeting, including a proposal to adjourn the special meeting to permit further solicitation of proxies by the Peoples board in the event that there are not sufficient votes to approve the affiliation agreement and the merger at the time of the special meeting. However, no proxy which is voted against the affiliation agreement and the merger will be voted in favor of adjournment to solicit further proxies for such proposal. As of the date of this document, the Peoples board knows of no business that will be presented for consideration at the special meeting, other than matters described in this document.

VOTING AND REVOCABILITY OF PROXIES

    Shareholders who execute proxies retain the right to revoke them at any time prior to their exercise. Unless revoked, the shares represented by proxies will be voted at the special meeting and all adjournments thereof. Proxies may be revoked by: (1) written notice to Charles R. Hageboeck, Corporate Secretary, Peoples Bank Corporation of Indianapolis, 130 East Market Street, Indianapolis, Indiana 46204, (2) filing a later dated proxy prior to a vote being taken on a particular proposal at the special meeting, or (3) attending the special meeting and voting in person.

    Proxies solicited by the Peoples board will be voted in accordance with the directions given on the proxy cards. IF YOU DO NOT INDICATE YOUR VOTE ON THE PROXY, YOUR PROXY WILL BE VOTED FOR APPROVAL OF THE AFFILIATION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER, AT THE SPECIAL MEETING. The proxies confer discretionary authority on the persons named on the proxy cards to vote Peoples common stock with respect to matters incident to the conduct of the special meeting. If any other business is presented at the special meeting, proxies will be voted in accordance with the discretion of the proxy holders. Proxies marked as abstentions will have the same effect as a vote against the merger at the special meeting. If you do not return your proxy card or otherwise vote at the special meeting, it will have the same effect as if you voted against the affiliation agreement and the merger at the special meeting.

VOTE REQUIRED


    The affirmative vote of at least a majority of the shares of Peoples voting common stock outstanding as of September 15, 1999 and at least a majority of the shares of Peoples non-voting common stock outstanding as of September 15, 1999, each voting as a separate voting group, is required for the approval of the affiliation agreement and the merger at the special meeting. The BLUE proxy card which accompanies this document is to be used to vote shares of Peoples voting common stock and the WHITE proxy card which accompanies this document is to be used to vote shares of Peoples non-voting common stock. We expect that substantially all of the 224,984 shares of Peoples voting common stock beneficially owned by directors and executive officers of Peoples at the

September 15, 1999 record date (65.8% of the 264,096 total outstanding shares of Peoples voting common stock at that date) and that substantially all of the 287,187 shares of Peoples non-voting common stock beneficially owned by directors and executive officers of Peoples at the September 15, 1999 record date (10.1% of the 2,837,711 total outstanding shares of Peoples non-voting common stock at that date) will be voted for the approval of the affiliation agreement and the merger.



    Mr. William E. McWhirter, Peoples' Chairman and Chief Executive Officer, holds approximately 133,764 shares or 50.6% of the Peoples voting common stock and approximately 43,177 shares or 1.5% of the Peoples non-voting common stock, Mrs. Susan McWhirter, Mr. McWhirter's wife, holds approximately 20,076 shares or 7.6% of the Peoples voting common stock and Hezekiah Limited Partnership, a limited partnership of which the general partner of which is controlled by Mr. McWhirter, holds approximately 16,090 shares or 6.1% of the Peoples voting common stock. In connection with the execution of the affiliation agreement, Mr. and Mrs. McWhirter and the Hezekiah Limited Partnership executed a Shareholder Support Agreement with Fifth Third. In this agreement, Mr. McWhirter, Mrs. McWhirter and Hezekiah Limited Partnership each agreed to vote all of their shares of Peoples voting common stock and Peoples non-voting common stock in favor of the affiliation agreement and the merger and waived all rights under the Indiana Business Corporation Law available to them to demand appraisal of their shares of Peoples voting common stock and Peoples non-voting common stock. Mr. McWhirter's, Mrs. McWhirter's and Hezekiah Limited Partnership's 169,930 shares of Peoples voting common stock are included in the 224,984 shares of Peoples voting common stock beneficially owned by directors and executive officers of Peoples. Mr. McWhirter's 43,177 shares of Peoples non-voting common stock are included in the 287,187 shares of Peoples non-voting common stock beneficially owned by directors and executive officers of Peoples.


SOLICITATION OF PROXIES

    Peoples will pay all the costs of soliciting proxies, except that Fifth Third will share the expenses of printing and mailing this document and, as described below, Fifth Third may pay a fee to D.F. King & Co., Inc. Peoples will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of common stock. In addition to solicitations by mail, directors, officers and regular employees of Peoples may solicit proxies personally or by telephone without additional compensation.


    We may retain D.F. King & Co., Inc., a proxy solicitation firm, to assist Peoples in soliciting its shareholders. As of the date of this document, we have not engaged D.F. King to assist Peoples in soliciting proxies for the special meeting, but may do so prior to the special meeting. If we do retain D.F. King to solicit the Peoples shareholders, we anticipate that the costs of these services would be approximately $5,000.


                  PROPOSAL--MERGER OF PEOPLES INTO FIFTH THIRD

    THE FOLLOWING DESCRIPTION SUMMARIZES ALL MATERIAL TERMS OF THE AFFILIATION AGREEMENT. WE URGE YOU TO READ THE AFFILIATION AGREEMENT, A COPY OF WHICH IS ATTACHED AS ANNEX A TO THIS DOCUMENT AND IS INCORPORATED BY REFERENCE INTO THIS DOCUMENT.

STRUCTURE OF THE MERGER

    Upon completion of the merger, Peoples will merge with and into Fifth Third and Peoples will cease to exist as a separate entity. In a related simultaneous transaction, Peoples Bank and Trust Company will merge with and into Fifth Third Bank, Indiana. Subsequent to Fifth Third's acquisition of CNB Bancshares, Inc., we anticipate that Fifth Third Bank, Indiana will merge with and into Civitas Bank, a wholly-owned subsidiary of CNB Bancshares. See "Fifth Third Bancorp--Recent Developments." Fifth Third may, at any time, change the legal method of effecting these mergers if and to the extent Fifth Third reasonably deems such change to be desirable; provided, however, that no such change shall: (1) alter or change the amount or kind of consideration to be received by the shareholders of Peoples or holders of awards, options or other rights to acquire shares of Peoples common stock in the merger, (2) adversely affect the tax treatment to shareholders of Peoples or holders of awards, options or other rights to acquire shares of Peoples common stock, or (3) materially impede or delay receipt of any approvals referred to in the affiliation agreement or the consummation of the transactions contemplated thereby.

CORPORATE GOVERNANCE

    After the merger is completed, the directors and officers of Fifth Third who were in office prior to the effective time of the merger will continue to serve as the directors and officers, respectively, of Fifth Third for the term for which they were elected, subject to Fifth Third's code of regulations and in accordance with law.

MERGER CONSIDERATION

    Each share of Peoples common stock (excluding treasury shares) that is issued and outstanding immediately prior to the effective time of the merger will be converted by virtue of the merger and without any further action, into the right to receive 1.09 shares of Fifth Third common stock. This exchange ratio is subject to change so as to give Peoples shareholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares or combinations or subdivisions of Fifth Third common stock effected before the effective time of the merger.

    Also, if Fifth Third consolidates with or is merged with or into any other corporation prior to the effective time of the merger and the terms of this other transaction provide that Fifth Third common stock is to be converted into or exchanged for the shares of any other corporation or entity, then provision shall be made as part of the terms of such other transaction so that each shareholder of Peoples who would be entitled to receive shares of Fifth Third common stock pursuant to the affiliation agreement shall be entitled to receive the same kind and amount of securities or assets as such Peoples shareholder would have received with respect to such shares if the merger between Fifth Third and Peoples had been consummated and such shareholder had received shares of Fifth Third common stock immediately prior to the consummation of the other transaction.

    If, prior to the effective time of the merger, Fifth Third declares or engages in the distribution of any of its assets (other than a regular cash dividend), or declares or effects the distribution of equity securities of any business entity to the Fifth Third shareholders, then the exchange ratio shall be increased in such amount so that the equivalent fair market value of such transaction shall also be distributed to the Peoples shareholders, as of the effective time of the merger.


    THE VALUE OF THE FIFTH THIRD COMMON STOCK TO BE RECEIVED BY YOU WILL DEPEND ON THE MARKET PRICE OF SHARES OF FIFTH THIRD COMMON STOCK AT THE EFFECTIVE TIME OF THE MERGER. THE MARKET PRICE OF FIFTH THIRD COMMON STOCK IS SUBJECT TO CHANGE AT ALL TIMES BASED ON THE FUTURE FINANCIAL CONDITION AND OPERATING RESULTS OF FIFTH THIRD, FUTURE MARKET CONDITIONS AND OTHER FACTORS. ON JULY 9, 1999, THE BUSINESS DAY IMMEDIATELY PRECEDING PUBLIC ANNOUNCEMENT OF THE MERGER, FIFTH THIRD'S COMMON STOCK CLOSED AT $66.97. ON SEPTEMBER 15, 1999, FIFTH THIRD'S COMMON STOCK CLOSED AT $62.81. THE MARKET PRICE OF FIFTH THIRD COMMON STOCK AT THE EFFECTIVE TIME OF THE MERGER MAY BE SUBSTANTIALLY HIGHER OR LOWER THAN RECENT PRICES. YOU ARE ADVISED TO OBTAIN CURRENT MARKET QUOTATIONS FOR FIFTH THIRD COMMON STOCK.


NO FRACTIONAL SHARES

    Only whole shares of Fifth Third common stock will be issued in connection with the merger. In lieu of fractional shares, each holder of Peoples common stock otherwise entitled to a fractional share of Fifth Third common stock will be paid, without interest, an amount of cash equal to the amount of this fraction multiplied by the average closing price of Fifth Third common stock as reported on the Nasdaq National Market for the ten trading days prior to and including the date the merger is completed. No shareholder will be entitled to interest, dividends, voting rights or other rights in respect of any fractional share.

EFFECTIVE TIME OF THE MERGER

    Unless we agree otherwise, the effective time of the merger will occur on a Friday which is as soon as is reasonably possible after all conditions contained in the affiliation agreement have been met or waived, including the expiration of all applicable waiting periods. It is anticipated that the effective time of the merger will occur in the fourth quarter of 1999, although no assurance can be given in this regard. Peoples and Fifth Third each will have the right, but not the obligation, to terminate the affiliation agreement if the effective time of the merger does not occur on or before February 1, 2000, provided the terminating party is not in material breach or default of any representation, warranty or covenant contained in the affiliation agreement on the date of such termination.

EXCHANGE OF CERTIFICATES

    After the effective time of the merger, you will cease to have any rights as a shareholder of Peoples, and your sole rights will pertain to the rights to receive shares of Fifth Third common stock and cash in lieu of fractional shares, if any, into which your shares of Peoples common stock will have been converted by virtue of the merger.

    Within seven business days after the effective time of the merger, Fifth Third Trust Department will send to you a letter of transmittal for use in submitting to Fifth Third Trust Department, acting as exchange agent, certificates formerly representing shares of Peoples common stock to be exchanged for certificates representing Fifth Third common stock (and, to the extent applicable, cash in lieu of fractional shares of Fifth Third common stock) which you are entitled to receive as a result of the merger. You will also receive instructions for handling lost, stolen, destroyed or mislaid Peoples share certificates. You will not be entitled to receive any dividends or other distributions which may be payable to holders of record of Fifth Third common stock following the effective time of the merger until you have surrendered and exchanged your certificates evidencing ownership of Peoples common stock. Any dividends payable on Fifth Third common stock after the effective time of the merger will be paid to the exchange agent and, upon receipt of the certificates representing Peoples common stock, the exchange agent will forward to you: (1) certificates representing your shares of Fifth Third common stock, (2) dividends declared thereon subsequent to the effective time of the merger, without interest, and (3) the cash value of any fractional shares, without interest. YOU SHOULD NOT SUBMIT SHARE CERTIFICATES UNTIL YOU HAVE RECEIVED WRITTEN INSTRUCTIONS TO DO SO.

    At the effective time of the merger, the stock transfer books of Peoples will be closed and no transfer of Peoples common stock will thereafter be made on Peoples' stock transfer books. If a certificate formerly representing Peoples common stock is presented to Peoples or Fifth Third, it will be forwarded to the exchange agent for cancellation and exchange for a certificate representing shares of Fifth Third common stock.

BACKGROUND AND REASONS FOR THE MERGER

    Peoples has operated as an independent commercial bank in Indianapolis for more than 100 years. In its ongoing efforts to enhance shareholder value, management periodically reviewed Peoples' strategies and its prospects for future growth. From its most recent review of Peoples' strategies, management concluded that, although the prospects for future growth remained strong, Peoples should explore alternative methods of realizing shareholder value. In light of the recent strong valuations paid by acquiring bank holding companies for other community banks located in large metropolitan areas, Peoples' board decided to explore the possibility of entering into a business combination with a bank holding company on terms that would benefit Peoples' shareholders. In making this determination, the board considered that the prices being paid by acquirors of financial institutions in the prevailing market could decline over the ensuing years and that the highly competitive and rapidly changing character of the financial services industry could have unforeseen effects on Peoples' future results of operations.


    Accordingly, after a thorough review of the various options available to Peoples to enhance shareholder value, Peoples' board and management determined to retain an investment banking firm to advise Peoples respecting strategic alternatives and to solicit confidential expressions of interests from bank holding companies that might be interested in entering into a possible business combination with Peoples. After interviewing several such firms, management selected McDonald to serve in such capacity and engaged McDonald as of June 2, 1999. McDonald met with management on multiple occasions to review with management the transaction process, recent acquisition transactions, and potential valuations that might be realized by Peoples in a transaction. McDonald identified several potential acquirors for management's consideration. Under management's direction, McDonald contacted three such companies on Peoples' behalf, including Fifth Third, and held confidential discussions with such companies regarding a possible combination with Peoples.


    Following these discussions, Fifth Third made a nonbinding expression of interest to acquire Peoples in a merger in which Peoples shares would be exchanged for Fifth Third shares. Fifth Third identified a potential price range for each share of Peoples' common stock that Peoples' management concluded was a satisfactory basis on which to conduct further negotiations with Fifth Third. In addition to the proposal from Fifth Third, Peoples also received an expression of interest from another company which indicated a price significantly lower than the price range that had been suggested by Fifth Third. A third company approached by McDonald on behalf of Peoples declined to submit a proposal to merge with Peoples, citing its own strategic considerations.


    Peoples' board of directors met with management on June 17, 1999. Management provided the board with a thorough presentation of discussions that had occurred with Fifth Third and other potential acquirors. Management also reviewed with the board materials provided to management by McDonald containing portions of McDonald's preliminary analysis of a potential combination of Peoples with Fifth Third. Legal counsel generally reviewed the fiduciary obligations of the directors. At such meeting, the board authorized management to pursue further discussions with Fifth Third and others, with a view toward developing the terms of a definitive agreement for a merger.


    Based on Fifth Third's expression of interest, Peoples provided Fifth Third with various regulatory and internal documents, and Fifth Third conducted a due diligence investigation of Peoples commencing on June 20, 1999. Although substantially completed by June 25, such investigation continued through July 9, 1999.


    On June 22, 1999, counsel for Fifth Third provided a draft affiliation agreement to Peoples and its counsel. Discussions and further negotiations of the terms of the definitive affiliation agreement continued among Fifth Third, Peoples, and their respective financial and legal advisors during the period of June 22 through July 11, 1999. By July 11, 1999, negotiations of the definitive affiliation agreement and related agreements, including arrangements for Peoples' officers and employees in the event of severance following the merger, were deemed substantially complete.

    Peoples' Chairman convened a meeting of the board of directors on July 11, 1999. At such meeting, the Peoples board reviewed the terms of the affiliation agreement and received presentations from Peoples' legal counsel and McDonald. Legal counsel again reviewed generally the fiduciary obligations of directors, and summarized and commented on the form of definitive agreement and related agreements to be entered into in connection with the merger. See "Terms of the Affiliation Agreement." McDonald made an extensive presentation concerning (1) an analysis of Fifth Third's proposal and its impact on Peoples' shareholders, (2) Fifth Third's financial, market and dividend history, and (3) a general review of the merger evaluation process to date.

    Prior to the commencement of this meeting Fifth Third had informed Peoples through McDonald that it was prepared to offer an exchange ratio of 1.08 shares of Fifth Third stock for each share of Peoples stock and to provide severance arrangements for Peoples employees on terms that management deemed acceptable. See "Terms of the Affiliation Agreement--Interests of Certain Person in the Merger." Such proposed exchange ratio was within the range of Fifth Third's earlier oral, nonbinding expression of interest. Telephone communications continued during the course of the meeting between representatives of Peoples and representatives of Fifth Third to address specific issues under the affiliation agreement and finalize negotiation of the exchange ratio. As a result of these further discussions, Fifth Third agreed to increase its offered exchange ratio to 1.09 shares of Fifth Third stock for each share of Peoples stock, while maintaining acceptable severance arrangements for Peoples' employees. McDonald orally advised Peoples' board of directors that, as of that date, such exchange ratio was fair to the holders of Peoples common stock from a financial point of view. At the conclusion of the board meeting, following extensive discussion, the directors unanimously authorized management to execute the definitive affiliation agreement with Fifth Third on the basis of the final exchange ratio of 1.09.

    Without assigning any relative or specific weights, the Peoples board of directors considered the following material factors in its decision to approve the affiliation agreement:

    - the financial condition, operations and prospects of Peoples and the anticipated effect of these factors on shareholder value;

    - the prospects for growth and expanded products and services, and other anticipated impacts on depositors, employees, customers and communities served by Peoples;

    - the value of the exchange ratio, based upon the closing price of Fifth Third stock on July 9, 1999, represented an implied premium of 52% over the closing price of Peoples common stock on that date;

    - the financial and valuation analyses prepared, and the oral fairness opinion rendered, by McDonald;

    - the terms of the affiliation agreement and the other documents provided for in connection with the affiliation agreement as negotiated (including the transaction structure, the form and amount of the merger consideration, and the potential impact of the proposed affiliation agreement and the shareholder support agreement on other institutions that might have an interest in a business combination with Peoples);

    - that the value of the merger consideration will vary as a result of any changes in the price of Fifth Third common stock;

    - the substantially greater liquidity of Fifth Third common stock compared to Peoples common stock;

    - the financial condition, operations and prospects of Fifth Third and the anticipated effect thereon of the proposed transaction;


    - the historical appreciation in the value of Fifth Third common stock as well as the risks associated with the fact that Fifth Third's common stock currently trades at a substantial premium to the stocks of comparable bank holding companies;


    - the nature and compatibility of Fifth Third's management and business philosophy with that of Peoples;

    - the expectation that the merger will generally be a tax-free transaction to Peoples' shareholders;

    - the expected treatment of the merger as a pooling-of-interests for financial reporting purposes; and


    - regulatory and similar factors.



    The final exchange ratio of 1.09 shares of Fifth Third common stock for each share of Peoples common stock corresponded to a $73.00 per share value of Peoples stock based upon Fifth Third's closing stock price of $66.97 per share on July 9, 1999. The affiliation agreement was signed by Fifth Third and Peoples on Monday, July 12, 1999, and a public announcement of the agreement was made on that date.


    In approving the affiliation agreement, the Peoples board of directors was aware that (1) the affiliation agreement contains certain provisions prohibiting Peoples from initiating, soliciting, or negotiating other offers or agreements to acquire Peoples (see "Terms of the Affiliation Agreement-- Conduct Pending Merger" and "--Representations and Warranties"), and (2) the shareholder support agreement may have the effect of discouraging persons who may now, or prior to the effective time of the merger, be interested in acquiring all of or a significant interest in Peoples from considering or proposing such an acquisition, even if the person were prepared to offer to pay consideration to shareholders of Peoples which had a higher current market price than the merger consideration to be received for each share of Peoples common stock pursuant to the affiliation agreement. See "The Annual and Special Meetings--Votes Required." However, the Peoples board of directors was also aware that these terms were specifically bargained for inducements for Fifth Third to enter into the affiliation agreement, and that the recommendation by the Peoples board of directors of approval of the affiliation agreement by Peoples shareholders was explicitly made subject to, among other conditions, the fiduciary obligations of the Peoples board of directors under applicable law. Accordingly, the affiliation agreement allows the Peoples board of directors, if required to permit the exercise of its fiduciary duties under applicable law, to withdraw, modify or change its recommendation.

    In addition, in connection with its approval of the proposed merger, the Peoples board of directors was advised by McDonald that the indicated value of the merger exceeded the upper end of McDonald's range of estimates of Peoples' stand-alone value (i.e., the market price of Peoples common stock if Peoples remained an independent company). In presenting this advice, McDonald stated that these findings were necessarily based upon economic, market, monetary and other conditions as they existed and could be evaluated at that time, represented its best business judgment under the circumstances and should not be construed in any way as a financial fairness or other form of expert opinion.

    THE BOARD OF DIRECTORS OF PEOPLES HAS UNANIMOUSLY RECOMMENDED THAT THE SHAREHOLDERS OF PEOPLES VOTE FOR APPROVAL OF THE AFFILIATION AGREEMENT AND THE MERGER.

    Fifth Third's primary reason for entering into the merger is to further a long-range commitment of realigning and expanding its banking system to better meet and satisfy the needs of its customers, including those in Peoples' service area. Fifth Third's acquisition strategy has generally been to fill in its markets along the interstate highways in Ohio, Kentucky and Indiana. These acquisitions are designed to strengthen Fifth Third's ability to compete in these markets by increasing its presence, consumer access and sales force.

OPINION OF FINANCIAL ADVISOR TO PEOPLES

    MERGER--GENERAL. Pursuant to an engagement letter dated June 2, 1999 between Peoples and McDonald, Peoples retained McDonald to act as its sole financial advisor in connection with the merger and related matters. As part of its engagement, McDonald agreed, if requested by Peoples, to render an opinion with respect to the fairness, from a financial point of view, to the holders of Peoples common stock, of the exchange ratio as set forth in the affiliation agreement. McDonald is a nationally recognized specialist in the financial services industry, in general, and in Midwestern banks and thrifts in particular. McDonald is regularly engaged in evaluations of similar businesses and in advising institutions with regard to mergers and acquisitions, as well as raising debt and equity capital for such institutions. Peoples selected McDonald as its financial advisor based upon McDonald's qualifications, expertise and reputation in such capacity.

    On July 11, 1999, McDonald delivered to the Peoples board of directors its oral opinion, which McDonald subsequently confirmed in writing, that the exchange ratio was fair to Peoples shareholders, from a financial point of view, as of the date of such opinion. McDonald has also delivered to the Peoples board of directors a written opinion as of the date of this document (the "McDonald Opinion"), which is substantially similar to the opinion delivered on July 11, 1999. No limitations were imposed by Peoples on McDonald with respect to the investigations made or the procedures followed in rendering its opinion.

    THE FULL TEXT OF THE MCDONALD OPINION, WHICH SETS FORTH THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND EXTENT OF REVIEW BY MCDONALD, IS ATTACHED AS ANNEX C TO THIS DOCUMENT AND IS INCORPORATED HEREIN BY REFERENCE. IT SHOULD BE READ CAREFULLY AND IN ITS ENTIRETY IN CONJUNCTION WITH THIS DOCUMENT. THE FOLLOWING SUMMARY OF THE MCDONALD OPINION IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. THE MCDONALD OPINION IS ADDRESSED TO THE PEOPLES BOARD AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER OF PEOPLES AS TO HOW SUCH SHAREHOLDER SHOULD VOTE AT THE PEOPLES SPECIAL MEETING DESCRIBED IN THIS DOCUMENT.


    McDonald, in connection with rendering its July 11, 1999 opinion:


    - reviewed Peoples' Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the years ended December 31, 1998, December 31, 1997 and December 31, 1996, including the audited financial statements contained therein; and Peoples' Quarterly Report on Form 10-Q for the three month period ended March 31, 1999;

    - reviewed Fifth Third Bancorp's Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the years ended December 31, 1998, December 31, 1997 and December 31, 1996, including the audited financial statements contained therein; and Fifth Third's Quarterly Report on Form 10-Q for the three month period ended March 31, 1999;

    - reviewed certain other information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of Peoples and Fifth Third;

    - participated in meetings and telephone conferences with members of senior management of Peoples and Fifth Third concerning the financial condition, business, assets and prospects of the respective companies, as well as other matters McDonald believed relevant to its inquiry;

    - reviewed certain stock market information for the Peoples Common Stock and Fifth Third Common Stock and compared it with similar information for certain companies, the securities of which are publicly traded;

    - compared the results of operations and financial condition of Peoples and Fifth Third with that of certain companies which McDonald deemed to be relevant for purposes of this opinion;

    - reviewed the financial terms, to the extent publicly available, of certain acquisition transactions which McDonald deemed to be relevant for purposes of this opinion;


    - reviewed the draft affiliation agreement and its schedules and exhibits and certain related documents; and


    - performed such other reviews and analyses as McDonald deemed appropriate.

    The oral and written opinions provided by McDonald to Peoples were necessarily based upon economic, monetary, financial market and other relevant conditions as of the dates thereof.

    In connection with its review and arriving at its opinion, McDonald relied upon the accuracy and completeness of the financial information and other pertinent information provided by Peoples to McDonald for purposes of rendering its opinion. McDonald did not assume any obligation to independently verify any of the provided information as being complete and accurate in all material respects. With regard to the financial forecasts established and developed for Peoples with the input of Peoples management, as well as projections of cost savings, revenue enhancements and operating synergies, McDonald assumed that these materials had been reasonably prepared on bases reflecting the best available estimates and judgment of Peoples as to the future performance of the separate and combined entities and that the projections provided a reasonable basis upon which McDonald could formulate its opinion. Peoples does not publicly disclose such internal management projections of the type utilized by McDonald in connection with McDonald's role as financial advisor to Peoples with respect to review of the merger. Therefore, such projections cannot be assumed to have been prepared with a view towards public disclosure. The projections were based upon numerous variables and assumptions that are inherently uncertain, including, among others, factors relative to the general economic and competitive conditions facing Peoples and Fifth Third. Accordingly, actual results could vary significantly from those set forth in the respective projections.

    McDonald does not claim to be an expert in the evaluation of loan portfolios or the allowance for loan losses with respect thereto and therefore assumes that such allowances for Peoples and Fifth Third are adequate to cover such losses. In addition, McDonald does not assume responsibility for the review of individual credit files, did not make an independent evaluation, appraisal or physical inspection of the assets or individual properties of Peoples or Fifth Third, nor was McDonald provided with such appraisals. Furthermore, McDonald assumed that the merger will be consummated in accordance with the terms set forth in the Affiliation Agreement, without any waiver of any material terms or conditions by Peoples, and that obtaining the necessary regulatory approvals for the merger will not have an adverse effect on either separate institution or the combined entity. Moreover, in each analysis that involves per share data for Peoples, McDonald adjusted the data to reflect full dilution, I.E., the effect of the exercise of outstanding options and/or warrants utilizing the treasury stock method. In particular, McDonald assumed that the merger will be recorded as a "pooling-of-interests" in accordance with generally accepted accounting principles.

    In connection with rendering its opinion to the Peoples board of directors, McDonald performed a variety of financial and comparative analyses which are briefly summarized below. Such summary of analyses does not purport to be a complete description of the analyses performed by McDonald. Moreover, McDonald believes that these analyses must be considered as a whole and that selecting portions of such analyses and the factors considered by it, without considering all such analyses and factors, could create an incomplete understanding of the scope of the process underlying the analyses and, more importantly, the opinion derived from them. The preparation of a financial advisor's opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analyses or a summary description of such analyses. In its full analysis, McDonald also included assumptions with respect to general economic, financial market and other financial conditions. Furthermore, McDonald drew from its past experience in similar transactions, as well as its experience in the valuation of securities and its general knowledge of the banking industry as a whole. Any estimates in

McDonald's analyses were not necessarily indicative of actual future results or values, which may significantly diverge favorably or adversely from such estimates. Estimates of company valuations do not purport to be appraisals nor to necessarily reflect the prices at which companies or their respective securities actually may be sold. None of the analyses performed by McDonald were assigned a greater significance by McDonald than any other in deriving its opinion.

    COMPARABLE COMPANY ANALYSIS: McDonald reviewed and compared actual stock market data and actual and estimated selected financial information for Fifth Third with corresponding information for 13 publicly traded banks with assets between $10 billion and $75 billion, (the "Fifth Third Peer Group"). The Fifth Third Peer Group is listed below (ranked by asset size):

       1.  Firstar Corp. ..........................  Milwaukee, WI
       2.  State Street Corp. .....................  Boston, MA
       3.  BB&T Corp. .............................  Winston-Salem, NC
       4.  AmSouth Bancorp. .......................  Birmingham, AL
       5.  SouthTrust Corp. .......................  Birmingham, AL
       6.  Regions Financial Corp. ................  Birmingham, AL
       7.  Comerica Inc. ..........................  Detroit, MI
       8.  Summit Bancorp..........................  Princeton, NJ
       9.  Huntington Bancshares Inc. .............  Columbus, OH
      10.  Northern Trust Corp. ...................  Chicago, IL
      11.  Marshall & Ilsley Corp. ................  Milwaukee, WI
      12.  First Tennessee National Corp. .........  Memphis, TN
      13.  Synovus Financial Corp. ................  Columbus, GA

    The table below represents a summary analysis of the Fifth Third Peer Group based on market prices as of July 9, 1999 and the latest publicly available financial data as of or for the year ended March 31, 1999:

                                                                                             FIFTH
                                                                   MEAN        MEDIAN        THIRD
                                                                -----------  -----------  -----------
Price to Last Twelve Months Earnings Per Share................       22.3x        21.2x        32.7x
Price to 1999 Estimated Earnings Per Share....................       19.8x        18.4x        28.4x
Price to 2000 Estimated Earnings Per Share....................       17.5x        16.6x        23.8x
Price to Book Value Per Share.................................      387.3%       350.3%       546.2%
Price to Tangible Book Value Per Share........................      454.8%       447.8%       614.4%
Dividend Yield................................................       2.02%        2.22%        1.19%
Return on Average Assets......................................       1.43%        1.45%        1.94%
Return on Average Equity......................................      18.30%       17.96%       18.43%
Leverage Ratio................................................       6.83%        6.90%        9.95%
Efficiency Ratio..............................................      57.95%       55.49%       40.36%

    McDonald reviewed and compared actual stock market data and actual and estimated selected financial information for Peoples with corresponding information for 22 publicly traded midwestern banks with assets between $500 million and $1.5 billion, (the "Peoples Peer Group"). The Peoples Peer Group is listed below:

       1.  ANB Corp. ..............................  Muncie, IN
       2.  BancFirst Ohio Corp. ...................  Zanesville, OH
       3.  Farmers Capital Bank Corp. .............  Frankfort, KY
       4.  First Busey Corp. ......................  Urbana, IL
       5.  First Merchants Corp. ..................  Muncie, IN
       6.  German American Bancorp.................  Jasper, IN
       7.  Great Southern Bancorp Inc. ............  Springfield, MO
       8.  Independent Bank Corp. .................  Ionia, MI
       9.  Indiana United Bancorp..................  Greensburg, IN
      10.  Lakeland Financial Corp. ...............  Warsaw, IN
      11.  Merchants Bancorp Inc. .................  Aurora, IL
      12.  Michigan Financial Corp. ...............  Marquette, MI
      13.  Midwest Banc Holdings Inc. .............  Melrose Park, IL
      14.  Mississippi Valley Bancshares...........  St.Louis, MO
      15.  National City Bancorp. .................  Minneapolis, MN
      16.  Old Second Bancorp Inc. ................  Aurora, IL
      17.  Peoples Bancorp Inc. ...................  Marietta, OH
      18.  Republic Bancorp Inc. ..................  Louisville, KY
      19.  S.Y. Bancorp Inc. ......................  Louisville, KY
      20.  Shoreline Financial Corp. ..............  Benton Harbor, MI
      21.  Southside Bancshares Corp. .............  St. Louis, MO
      22.  Wayne Bancorp Inc. .....................  Wooster, OH

    The table below represents a summary analysis of the Peoples Peer Group based on market prices as of July 9, 1999 and the latest publicly available financial data as of or for the year ended March 31, 1999:

                                                                   MEAN        MEDIAN       PEOPLES
                                                                -----------  -----------  -----------
Price to Last Twelve Month Earnings Per share.................       17.5x        16.6x        18.1x
Price to 1999 Estimated Earnings Per Share....................       15.5x        15.2x        17.1x
Price to Book Value Per Share.................................      222.2%       202.0%       274.8%
Price to Tangible Book Value Per Share........................      246.2%       234.4%       274.8%
Dividend Yield................................................       2.32%        2.33%        1.25%
Return on Average Assets......................................       1.21%        1.19%        1.31%
Return on Average Equity......................................      13.28%       12.44%       16.47%
Leverage Ratio................................................       8.49%        7.84%        8.06%
Efficiency Ratio..............................................       57.8%       58.39%       57.03%

    COMPARABLE TRANSACTION ANALYSIS: McDonald reviewed and compared actual information for groups of comparable pending and completed transactions it deemed pertinent to an analysis of the merger, including the following: pending transactions in the midwest with implied transaction values greater than $100 million; pending transactions nationwide with implied transaction values between $150 million and $500 million; transactions completed in the midwest since July 1, 1998 with seller's assets between $250 million and $1.5 billion; transactions completed nationwide with implied transaction values between $150 million and $500 million; and Fifth Third Bancorp acquisitions completed or announced since June 1, 1998 (the "Pending Midwest Transactions," "Pending Nationwide Transactions," "Completed Midwest Transactions", "Completed Nationwide Transactions" and "Recent Fifth Third Acquisitions", respectively). The mean and median ratios of (i) price to last twelve months earnings, (ii) price to book value, (iii) price to tangible book value, and (iv) price to assets for each group were compared to the same ratios for the merger.

    The following is the list of the Pending Midwest Transactions:


                         BUYER                                                     SELLER
--------------------------------------------------------  --------------------------------------------------------
Fifth Third Bancorp, Cincinnati, OH                       CNB Bancshares, Evansville, IN
Sky Financial Group, Inc., Bowling Green, OH              Mahoning National Bancorp, Youngstown, OH
Firstar Corp., Milwaukee, WI                              Mercantile Bancorp, St. Louis, MO
Citizens Banking Corp., Flint, MI                         F&M Bancorp, Kaukauna, WI
Old Kent Financial, Grand Rapids, MI                      Pinnacle Banc Group, Oak Brook, IL


    The following table represents a summary analysis of the Pending Midwest Transactions based on the announced transaction values:

                                                                      MEAN        MEDIAN      PEOPLES*
                                                                      -----     -----------  -----------
Price to Last Twelve Months Earnings.............................        22.2x        23.8x        27.6x
Price to Book Value..............................................         304%         332%         435%
Price to Tangible Book Value.....................................         343%         348%         435%
Price to Assets..................................................        30.7%        32.3%        35.1%

------------------------


 * Peoples' pricing data is based on Fifth Third's closing share price on July 9, 1999.


    The following is the list of the Pending Nationwide Transactions:

                         BUYER                                                     SELLER
--------------------------------------------------------  --------------------------------------------------------
Webster Financial Corp., Waterbury, CT                    New England Community Bancorp, Windsor, CT
Hudson United Bancorp, Mahwah, NJ                         JeffBanks Inc., Philadelphia, PA
Sky Financial Group, Bowling Green, OH                    Mahoning National Bancorp, Youngstown, OH
Zions Bancorp, Salt Lake City, UT                         Pioneer Bancorp, Reno, NV
Old Kent Financial Corp., Grand Rapids, MI                Pinnacle Banc Group, Oak Brook, IL
Union Planters Corp., Memphis, TN                         Republic Banking Corp., Coral Gables, FL
Summit Bancorp, Princeton, NJ                             Prime Bancorp Inc., Fort Washington, PA
U.S. Bancorp, Minneapolis, MN                             Bank of Commerce, San Diego, CA
BB&T Corp., Winston-Salem, NC                             Mason-Dixon Bancshares Inc., Westminster, MD
Sky Financial Group, Bowling Green, OH                    First Western Bancorp, New Castle, PA

    The following table represents a summary analysis of the Pending Nationwide Transactions based on the announced transaction values:

                                                                      MEAN        MEDIAN      PEOPLES*
                                                                      -----     -----------  -----------
Price to Last Twelve Months Earnings.............................        22.7x        22.9x        27.6x
Price to Book Value..............................................         323%         299%         435%
Price to Tangible Book Value.....................................         358%         326%         435%
Price to Assets..................................................        29.0%        26.7%        35.1%

------------------------


 * Peoples' pricing data is based on Fifth Third's closing share price on July 9, 1999.

    The following is the list of the Completed Midwest Transactions:

                         BUYER                                                     SELLER
--------------------------------------------------------  --------------------------------------------------------
First Financial Bancorp, Hamilton, OH                     Sand Ridge Financial Corp., Highland, IN
FBOP Corporation, Oak Park, IL                            Pullman Group Inc., Chicago, IL
Union Planters Corp., Memphis, TN                         First & Farmers Bankshares Inc., Somerset, KY
Commercial Federal, Omaha, NE                             Midland First Financial, Lee's Summit, MO
FirstMerit Corp, Akron, OH                                Signal Corp., Wooster, OH
Union Planters Corp., Memphis, TN                         Southeast Bancorp, Corbin, KY
Popular Inc., San Juan, PR                                Gore-Bronson Bancorp, Prospect Heights, IL
Citizens Bancshares Inc., Salineville, OH                 Ohio Bank, Findlay, OH

    The following table represents a summary analysis of the Completed Midwest Transactions based on the announced transaction values:

                                                                      MEAN        MEDIAN      PEOPLES*
                                                                      -----     -----------  -----------
Last Twelve Months Earnings......................................        23.5x        23.5x        27.6x
Price to Book Value..............................................         288%         304%         435%
Price to Tangible Book Value.....................................         331%         335%         435%
Price to Assets..................................................        24.3%        24.1%        35.1%

------------------------


 * Peoples' pricing data is based on Fifth Third's closing share price on July 9, 1999.


    The following is the list of the Completed Nationwide Transactions:

                         BUYER                                                     SELLER
--------------------------------------------------------  --------------------------------------------------------
BancWest Corp., Honolulu, HI                              SierraWest Bancorp, Truckee, CA
Chittenden Corp., Burlington, VT                          Vermont Financial, Brattleboro, VT
FirstMerit Corp, Akron, OH                                Signal Corp., Wooster, OH
City Holding Company, Charleston, WV                      Horizon Bancorp Inc., Beckley, WV
Banknorth Group Inc., Burlington, VT                      Evergreen Bancorp, Glens Falls, NY
Citizens Bancshares Inc., Salineville, OH                 Ohio Bank, Findlay, OH
First Commonwealth Financial Corp., Indiana, PA           Southwest National Corp., Greensburg, PA
Compass Bancshares Inc. Birmingham, AL                    Arizona Bank, Tucson, AZ
Norwest Corp., Minneapolis, MN                            Hemisphere Financial Ltd., Brownsville, TX
First American Corp., Nashville, TN                       Pioneer Bancshares, Chattanooga, TN
Mercantile Bancorp Inc., Quincy, IN                       First Financial Bancorp, Iowa City, IA
Old Kent Financial Corp., Grand Rapids, MI                First Evergreen Corp, Evergreen Park, IL
Union Planters Corp., Memphis, TN                         AMBANC Corp, Vincennes, IN

    The following table represents a summary analysis of the Completed Nationwide Transactions based on the announced transaction values:

                                                                   MEAN       MEDIAN      PEOPLES*
                                                                 ---------  -----------  -----------
Price to Last Twelve Months Earnings...........................       27.1x       26.8x        27.6x
Price to Book Value............................................        306%        284%         435%
Price to Tangible Book Value...................................        331%        301%         435%
Price to Assets................................................       29.1%       29.4%        35.1%

------------------------


 * Peoples' pricing data is based on Fifth Third's closing share price on July 9, 1999.

    The following is the list of the Recent Fifth Third Acquisitions:

                         BUYER                                                     SELLER
--------------------------------------------------------  --------------------------------------------------------
Fifth Third Bancorp, Cincinnati, OH                       CNB Bancshares Inc., Evansville, IN
Fifth Third Bancorp, Cincinnati, OH                       Emerald Financial Corp., Strongsville, OH
Fifth Third Bancorp, Cincinnati, OH                       South Florida BHC, Fort Myers, FL
Fifth Third Bancorp, Cincinnati, OH                       Enterprise Federal Bancorp, West Chester, OH
Fifth Third Bancorp, Cincinnati, OH                       Ashland Bankshares, Ashland, KY
Fifth Third Bancorp, Cincinnati, OH                       CitFed Bancorp, Inc., Dayton, OH
Fifth Third Bancorp, Cincinnati, OH                       State Savings Co., Columbus, OH

    The following table represents a summary analysis of the Recent Fifth Third Acquisitions based on the announced transaction values:

                                                                      MEAN        MEDIAN      PEOPLES*
                                                                      -----     -----------  -----------
Price to Last Twelve Month Earnings..............................        22.9x        23.8x        27.6x
Price to Book Value..............................................         325%         339%         435%
Price to Tangible Book Value.....................................         351%         359%         435%
Price to Assets..................................................        30.0%        32.3%        35.1%

------------------------


 * Peoples' pricing data is based on Fifth Third's closing share price on July 9, 1999.



    CONTRIBUTION ANALYSIS: McDonald analyzed the financial contribution of Peoples and Fifth Third to the pro forma company relative to their approximate ownership of the pro forma company. The analysis indicated that Peoples' shareholders would hold approximately 1.058% of the pro forma diluted shares. Peoples' approximate financial contributions to the pro forma company are listed below by category:


Assets...............................................................      1.736%
Loans................................................................      2.041%
Deposits.............................................................      2.324%
Shareholders' Equity.................................................      1.322%
Tangible Shareholders' Equity........................................      1.473%
1998 Earnings........................................................      1.177%
1999 Estimated Earnings..............................................      1.113%
2000 Estimated Earnings..............................................      1.071%

    ACCRETION/DILUTION ANALYSIS: On the basis of financial projections and estimates of on-going cost savings accruing to the pro forma company provided to McDonald by Peoples and Fifth Third, as well as estimated one-time costs related to the merger, McDonald compared pro forma equivalent per share calculations with respect to earnings, cash dividends, book value and tangible book value to the stand-alone per share projections for Peoples.

    The accretion/dilution analysis demonstrated, among other things, that the merger would result in:

    - dilution to earnings per share for Peoples' shareholders in 1999, assuming that closing would not occur until the fourth quarter of 1999, with declining amounts of dilution in 2000 and 2001 and increasing dilution in 2002;

    - significantly higher cash dividends per share for Peoples' shareholders, assuming Fifth Third maintained its dividend policy; and

    - dilution to both book value per share and tangible book value per share for Peoples' shareholders over the period of the analysis.

    DISCOUNTED CASH FLOW ANALYSIS: McDonald performed a discounted cash flow analysis with regard to Peoples on a stand-alone basis. This analysis utilized a range of discount rates of 12% to 18% and a range of earnings terminal multiples of 16.0x to 27.0x. The analysis resulted in a range of present values of $38.82 to $82.83 for Peoples on a stand-alone basis. As indicated above, this analysis was based on Peoples' senior management estimates and is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. McDonald noted that the discounted cash flow analysis was included because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

    OTHER ANALYSES: McDonald also reviewed certain other information including pro forma estimated balance sheet composition and pro forma financial performance.


    No other company used as a comparison in the above analyses is identical to Peoples, Fifth Third or the combined entity and no other transaction is identical to the merger. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather, such analyses involve complex considerations and judgements concerning differences in financial market and operating characteristics of the companies and other factors that could affect the public trading volume of the companies to which Peoples, Fifth Third and the combined entity are being compared.



    IN CONNECTION WITH RENDERING THE MCDONALD OPINION, MCDONALD PERFORMED PROCEDURES TO UPDATE, AS NECESSARY, CERTAIN OF THE ANALYSES DESCRIBED ABOVE AND REVIEWED THE ASSUMPTIONS ON WHICH SUCH ANALYSES DESCRIBED ABOVE WERE BASED AND THE FACTORS CONSIDERED IN CONNECTION THEREWITH. MCDONALD DID NOT PERFORM ANY ANALYSES IN ADDITION TO THOSE DESCRIBED ABOVE IN CONNECTION WITH RENDERING THE MCDONALD OPINION.


    McDonald has in the past provided certain other financial services to Peoples and has received compensation for such services. David W. Knall, a Managing Director of McDonald, is a member of the Board of Directors of Peoples and Peoples Bank & Trust Company. McDonald is a member of all principal securities exchanges in the United States and in the conduct of its broker-dealer activities has from time to time purchased securities from, and sold securities to, Peoples and/or Fifth Third. As a market maker, McDonald may also have purchased and sold the securities of Peoples and/or Fifth Third for McDonald's own account and for the accounts of its customers.


    Peoples paid McDonald a $50,000 retainer at the time McDonald was engaged to serve as Peoples' financial advisor, a $150,000 fee for its services in rendering the fairness opinion delivered on July 11, 1999 and a $150,000 fee for its services in rendering the McDonald Opinion. Peoples also has agreed to pay McDonald a transaction fee equal to 0.60% of the value received by Peoples' shareholders up to $75.00 per share and 3.00% of the value received by Peoples' shareholders in excess of $75.00 per share. The unpaid balance of this transaction fee is contingent upon consummation of the merger. Fees previously paid to McDonald by Peoples in connection with its engagement will be credited against the amount of the transaction fee payable to McDonald at closing. Assuming that the transaction had closed on September 15, 1999, the amount of the total fee payable to McDonald would have been approximately $1.4 million. Peoples has also agreed to reimburse McDonald for up to $10,000 in reasonable out of pocket expenses incurred in connection with its engagement, and to indemnify McDonald against certain liabilities, including liabilities under the federal securities laws.


FEDERAL INCOME TAX CONSEQUENCES

    Fifth Third will receive an opinion from Graydon, Head & Ritchey, that, for federal income tax purposes: (1) the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and (2) that no gain or loss will be recognized by Fifth Third as a result of the merger.

    Peoples will receive an opinion from Barnes & Thornburg, that, for federal income tax purposes: (1) the merger will constitute a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code, and (2) that, (a) no gain or loss will be recognized by Peoples as a result of the merger and (b) no gain or loss will be recognized by shareholders of Peoples who receive Fifth Third common stock in exchange for shares of Peoples common stock, except for cash received in lieu of fractional shares.

    In rendering their opinions, Graydon, Head & Ritchey and Barnes & Thornburg will rely upon representations contained in letters from Fifth Third and Peoples delivered for purposes of the opinions. The opinions will also be based on the assumption that the merger will be completed in accordance with the provisions of the affiliation agreement, that the merger will qualify as a statutory merger under state law and that the representations made by Fifth Third and Peoples in the affiliation agreement are accurate. An opinion of counsel represents only counsel's best legal judgment on the matters addressed in the opinion, and has no binding effect or official status of any kind, and no assurance can be given that contrary positions may not be taken by the Internal Revenue Service or a court considering the issues. Neither Fifth Third nor Peoples has requested or will request a ruling from the Internal Revenue Service with regard to any of the federal income tax consequences of the merger.

    Provided that the merger constitutes a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code, for federal income tax purposes:

    - the aggregate federal income tax basis of the Fifth Third common stock received by a Peoples shareholder who receives solely Fifth Third common stock in exchange for Peoples common stock pursuant to the terms of the affiliation agreement will be, in each instance, the same as the aggregate federal income tax basis of the Peoples common stock surrendered in exchange therefor, reduced by any amount allocated to a fractional share of Fifth Third common stock with respect to which cash is received;

    - the holding period of the Fifth Third common stock received (including any fractional share deemed received) by a Peoples shareholder will include, in each case, the period during which the Peoples common stock surrendered in exchange therefor was held, provided that the Peoples common stock was held as a capital asset by the shareholder on the date of the exchange;

    - a holder of Peoples common stock who receives cash in lieu of a fractional share of Fifth Third common stock will, in general, recognize capital gain or loss under Section 302 of the Internal Revenue Code on the difference between the amount received for the fractional share and the shareholder's adjusted basis in the fractional share; and


    - a holder of Peoples voting common stock who perfects dissenters' rights with respect to such person's shares of Peoples voting common stock (if the holder does not actually own non-voting shares and if the holder is not deemed to hold other non-dissenting voting or non-voting shares under ownership attribution rules under the Internal Revenue Code) will, in general, recognize capital gain or loss under Section 302 of the Internal Revenue Code on the difference between the amount received for perfecting dissenters' rights and the shareholder's adjusted basis in the holder's shares of Peoples voting common stock.


    The foregoing discussion is intended only as a summary of the material federal income tax consequences of the merger. The foregoing discussion does not address the tax consequences that may be relevant to particular taxpayers in light of their personal circumstances (for example, individuals who receive Fifth Third common stock in exchange for Peoples common stock acquired as a result of the exercise of employee stock options or otherwise as compensation) or to taxpayers subject to special treatment under the Internal Revenue Code (for example, insurance companies, financial institutions, dealers in securities, tax-exempt organizations, foreign corporations, foreign partnerships, or other foreign entities and individuals who are not citizens or residents of the United States).

    No information is provided herein with respect to the tax consequences, if any, of the merger under applicable state, local, foreign, and other tax laws. The foregoing discussion is based upon the provisions of the Internal Revenue Code, applicable Treasury regulations thereunder, Internal Revenue Service rulings, and judicial decisions as in effect as of the date of this document. There can be no assurance that future legislative, administrative, or judicial changes or interpretations will not affect the accuracy of the statements or conclusions set forth herein. Any such change could apply retroactively and could affect the accuracy of this discussion.

    YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE MERGER, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

ACCOUNTING TREATMENT

    The merger is intended to qualify for pooling-of-interests accounting treatment. Under pooling-of-interests accounting treatment, as of the effective time of the merger, the assets and liabilities of Peoples will be added to those of Fifth Third at their recorded book values and the shareholders' equity account of Peoples will be included on Fifth Third's consolidated balance sheet.

RESALE OF FIFTH THIRD COMMON STOCK BY AFFILIATES

    The shares of Fifth Third common stock to be issued to shareholders of Peoples in connection with the merger will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act, except for shares issued to any shareholder who may be deemed to be an "affiliate" of Peoples or Fifth Third at the time of the special meeting. Generally, an affiliate includes a director, an executive officer or a 10% or more voting shareholder at the time of the special meeting.

    Rule 145 under the Securities Act restricts the public sale of Fifth Third common stock received in the merger by affiliates. During the first year following the effective time of the merger, affiliates of Peoples who do not become affiliates of Fifth Third may publicly resell the Fifth Third common stock received by them in connection with the merger upon compliance with the following conditions of Rule 144:

    - Fifth Third must have satisfied its reporting requirements under the Exchange Act for the 12 months preceding the proposed sale;

    - the number of shares sold in any three month period is limited to the greater of (1) one percent of Fifth Third's shares outstanding or (2) the average weekly trading volume during the four calendar weeks preceding the first sale; and

    - the shares must be sold by a broker in a routine open market transaction that does not involve the solicitation of orders for purchase.

    Shares of Fifth Third common stock sold by (1) an affiliate's spouse or relative living in the affiliate's household, or (2) any trust or estate in which the affiliate or person listed in (1) collectively owns ten percent or more of the beneficial interest or of which any of these persons serves as trustee or executor, or (3) any corporation in which the affiliate or any person specified in (1) beneficially owns at least 10% of an equity interest, will be aggregated with the number of shares sold by the affiliate for purposes of determining whether the volume limitations of Rule 144 are exceeded.

    After the one-year period, affiliates of Peoples who are not affiliates of Fifth Third may resell their shares publicly without regard to the volume limitation or manner of sale requirement so long as Fifth Third has satisfied its reporting requirements under the Exchange Act during the prior twelve-month period.

    If Fifth Third has not satisfied its reporting requirements, affiliates may not publicly resell their shares of Fifth Third common stock received in the merger until two years have elapsed since completion of the merger. At that time, the shares may be sold without any restriction.

    Sales and other dispositions of Fifth Third common stock by any affiliate of Peoples who becomes an affiliate of Fifth Third in connection with the merger, must be made in compliance with the requirements of Rule 144 set forth above until such person has not been an affiliate of Fifth Third for at least three months and a period of at least two years has elapsed since the date the shares were acquired in connection with the merger.

    Even if the shares are sold, pledged or donated in compliance with Rule 145, the shares will remain subject to Rule 145 in the hands of the recipient until the restrictive period applicable to the affiliate transferor have expired.

    The affiliation agreement provides that Peoples will use its best efforts to cause each director, executive officer and other person who is deemed by Peoples to be an affiliate (for purposes of Rule 145 and for purposes of qualifying the merger for pooling-of-interests accounting treatment) of Peoples to execute and deliver to Fifth Third a written agreement intended to ensure compliance with the Securities Act and to ensure that the merger will qualify as a pooling-of-interests. Under that agreement, among other things, affiliates of Peoples may not dispose of any shares received in the merger during the period beginning 30 days before the effective time of the merger and ending when financial results covering at least 30 days of post-merger operations of Fifth Third have been published.

    Fifth Third has also agreed, subject to certain conditions, to cause the Fifth Third board of directors to adopt a resolution providing that, to the extent that any directors and executive officers of Peoples who will become affiliates of Fifth Third would be deemed, for purposes of Section 16(b) of the Securities Exchange Act of 1934, as amended, to have "acquired" shares and/or options to purchase shares of Fifth Third common stock as a result of the merger, such "acquisitions" are intended to be exempt from liability under
Section 16(b) of the Exchange Act. The Peoples board of directors likewise expects to adopt a resolution providing that, to the extent that any directors and executive officers of Peoples would be deemed, for purposes of Section 16(b) of the Exchange Act, to have "sold" their Peoples common stock and options to purchase Peoples common stock as a result of the merger, such "sales" are intended to be exempt from liability under Section 16(b) of the Exchange Act.

DISSENTER'S RIGHTS

    PEOPLES VOTING COMMON STOCK. Holders of Peoples voting common stock are entitled to relief as a dissenting shareholder under Section 23-1-44-8 of the Indiana Business Corporation Law only if they strictly comply with all of the procedural and other requirements of Sections 23-1-44-1 through 23-1-44-20 of the Indiana Business Corporation Law, copies of which are attached hereto as Annex D. The following is a description of the material terms of these sections of the Indiana Business Corporation Law.

    Any holder of Peoples voting common stock who wishes to assert dissenters' rights must deliver to Peoples a written notice stating that shareholder's intent to demand payment for their shares of Peoples voting common stock. This notice should be addressed to Charles R. Hageboeck, Secretary of Peoples Bank Corporation of Indianapolis, 130 East Market Street, Indianapolis, Indiana, 46204. The shareholder's notice must be delivered to Peoples before the vote is taken at the special meeting and the shareholder must not vote in favor of the affiliation agreement and the merger. Beneficial holders of Peoples voting common stock who wish to exercise dissenters' rights must exercise them as to all shares they own. Beneficial holders of Peoples voting common stock who own shares beneficially but not of record must, in addition to the other requirements described herein, submit to Peoples the consent of the record holders of such shares no later than the time dissenters' rights are asserted. Record holders of Peoples voting common stock may assert dissenters' rights as to less than all of the shares of Peoples voting common stock registered in their name only if they: (1) dissent as to all shares of Peoples voting common stock beneficially owned by any one person and (2) notify Peoples of the name and address of each person on whose behalf the record holder asserts dissenters' rights. Any holder of Peoples voting common stock who fails to deliver the shareholder's notice or votes in favor of the affiliation agreement and the merger will not be entitled to payment for his shares of Peoples voting common stock under dissenters' rights according to the Indiana Business Corporation Law.

    Because a proxy card which does not contain voting instructions will be voted for approval of the affiliation agreement and the merger, a holder of Peoples voting common stock who wishes to exercise dissenters' rights must either (1) not sign and return the proxy card or, (2) sign and return the proxy card, and vote against or abstain from voting on the approval of the affiliation agreement and the merger.

    If the affiliation agreement and the merger is approved at the special meeting, Peoples will deliver a written dissenters' notice to all holders of Peoples voting common stock who notified Peoples that they intended to demand payment for their shares of Peoples voting common stock and who did not vote in favor of the affiliation agreement and the merger. This dissenters' notice must be sent no later than 10 days after approval of the affiliation agreement and the merger by shareholders and must:

    - state where demand for payment should be sent and where and when certificates for shares of Peoples voting common stock should be deposited;

    - inform holders of uncertificated shares of Peoples voting common stock of the extent of transfer restrictions imposed upon such shares after the demand for payment is received;

    - supply a form for demanding payment for shares of Peoples voting common stock that includes the date of the first announcement to the news media or to shareholders of the terms of the proposed merger, which in the case of this proposed merger was July 12, 1999, and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

    - set a date by which Peoples must receive a demand for payment, which date shall be no less than 30 nor more than 60 days after the dissenters' notice is delivered; and

    - be accompanied by a copy of the provisions of the Indiana Business Corporation Law pertaining to dissenters' rights.

    A dissenting shareholder must demand payment, certify whether beneficial ownership of his shares of Peoples voting common stock was acquired before the date set forth in the dissenters' notice and deposit his certificates in accordance with the terms of such notice. Any shareholder who demands payment and deposits shares of Peoples voting common stock in accordance with the terms of the dissenters' notice shall retain all other rights as a shareholder until the rights are canceled or modified by consummation of the merger. Any shareholder who fails to demand payment or deposit shares as required by the dissenters' notice by the respective dates set forth therein will not be entitled to payment for his shares of Peoples voting common stock and shall be considered to have voted in favor of the proposed merger.

    If a dissenting shareholder was the beneficial owner of his shares of Peoples voting common stock on or before July 11, 1999 (a "Pre-announcement Shareholder"), the Indiana Business Corporation Law requires Peoples to pay such shareholder the amount Peoples estimates to be the fair value of his shares of Peoples voting common stock. Payment shall be made as soon as the merger is consummated and must be accompanied by year-end and interim financial statements of Peoples, a statement of People's estimate of the fair value of the shares of Peoples voting common stock, and a statement of the dissenting shareholder's right to demand payment. If a dissenting shareholder was not the beneficial owner of his shares of Peoples voting common stock prior to July 11, 1999 (a "Post-announcement Shareholder"), Peoples may elect to withhold payment of the fair value of the dissenting shareholder's shares of Peoples voting common stock. To the extent such payment is withheld, Peoples is required to estimate the fair value of the dissenting shareholder's rights and offer to pay this amount to each Post-announcement Shareholder who agrees to accept it in full satisfaction of his demand. The offer must be accompanied by a statement of People's estimate of value and a statement of the dissenting shareholder's right to demand payment under the Indiana Business Corporation Law.

    The Indiana Business Corporation Law provides that a dissenting shareholder may notify Peoples in writing of his estimate of the fair value of his shares of Peoples voting common stock and demand payment of the amount of such estimate (less any payment already made by Peoples), or reject Peoples' offer (if a Post-announcement Shareholder) and demand payment of the fair value of his shares of Peoples voting common stock if: (1) the dissenter believes the amount paid or offered is less than the fair value of his shares of Peoples voting common stock, (2) Peoples fails to pay Pre-announcement Shareholders within 60 days after the date set for demanding payment, or (3) if the proposed merger is not consummated, Peoples fails to return the deposited certificates or release transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment. In order to exercise these rights, a dissenter must notify Peoples in writing within 30 days after Peoples made or offered payment for the dissenter's shares.

    If a demand for payment by a dissenting shareholder remains unsettled within 60 days after Peoples' receipt of the demand for payment, Peoples must commence a proceeding in the circuit or superior court of Marion County, Indiana and petition the court to determine the fair value of the shares of Peoples voting common stock. If such a proceeding is not commenced within the 60-day period, Peoples must pay each dissenting shareholder whose demand remains unsettled the amount demanded. All dissenting shareholders whose demands remain unsettled must be made parties to the proceeding and must be served with a copy of the petition. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. In any such proceeding, each dissenting shareholder made a party is entitled to a judgment in the amount of the difference between the fair value found by the court and the amount paid by Peoples plus interest on such difference, in the case of a Pre-announcement Shareholder; or the fair value, plus accrued interest, of the dissenting shareholder's shares of Peoples voting common stock for which Peoples elected to withhold payment in the case of a Post-announcement Shareholder. The court in an appraisal proceeding has the authority to determine and assess the costs of the proceeding, including the compensation and expenses of court-appointed appraisers, in such amounts and against such parties as it deems equitable. The court may also assess fees and expenses of attorneys and experts for the parties against Peoples if the court finds that Peoples did not substantially comply with the requirements of the Indiana Business Corporation Law regarding dissenters' rights, or against any party if the court finds that such party acted arbitrarily, vexatiously or not in good faith. The Indiana Business Corporation Law also makes provision for compensation of attorneys for any dissenting shareholder whose services benefitted other dissenting shareholders similarly situated to be paid out of the amounts awarded the dissenting shareholders who were benefitted, if not assessed against Peoples.


    In connection with the execution of the affiliation agreement, William McWhirter, Susan McWhirter and Hezekiah Limited Partnership who hold an aggregate of approximately 169,930 shares or 64.3% of the Peoples voting common stock, executed a Shareholder Support Agreement with Fifth Third to vote their shares of Peoples voting common stock in favor of the affiliation agreement and the merger and have waived all rights under the Indiana Business Corporation Law available to them to demand appraisal of their shares of Peoples voting common stock.


    For a discussion of the tax consequences to a holder of Peoples voting common stock who exercises dissenters' rights, see "Proposal--Merger of Peoples into Fifth Third- Federal Income Tax Consequences."

    PEOPLES NON-VOTING COMMON STOCK. Holders of Peoples non-voting common stock are not entitled to dissenter's rights under the Indiana Business Corporation Law in connection with the merger.

                       TERMS OF THE AFFILIATION AGREEMENT

REPRESENTATIONS AND WARRANTIES

    Fifth Third and Peoples have made numerous representations and warranties to each other relating to, among other things, the following:

    - their incorporation, good standing, corporate power and similar corporate matters;

    - their capitalization;

    - their authorization, execution, delivery and performance and the enforceability of the affiliation agreement and the absence of violations;

    - tax and accounting treatment;

    - compliance with laws and regulations;

    - their year 2000 plans;

    - the absence of material changes since December 31, 1998;

    - their SEC and other regulatory filings; and

    - their financial statements.

    The affiliation agreement also contains, among other things, representations and warranties of Peoples relating to employee benefit matters, the non-applicability of anti-takeover provisions and certain material contracts of Peoples and a representation and warranty by Fifth Third that the shares of Fifth Third common stock issued in the merger will be validly issued, fully-paid and non-assessable.

    No representations or warranties made by either Peoples or Fifth Third will survive beyond the effective time of the merger.

CONDUCT PENDING MERGER

    The affiliation agreement provides that Peoples and its subsidiaries, and the officers, directors, financial or legal advisors of Peoples and its subsidiaries will not, directly or indirectly: (1) take any action to solicit, initiate or encourage any "Acquisition Proposal" or (2) engage in negotiations with, or disclose any nonpublic information relating to Peoples or any of its subsidiaries or afford access to the properties, books or records of Peoples or any of its subsidiaries to, any person that may be considering making, or has made, an "Acquisition Proposal" or "Alternative Offer," except as necessary to permit the directors of Peoples to exercise their fiduciary duties.

    An "Acquisition Proposal" is defined as any offer or proposal for, or any indication of interest in:

    - a purchase or other acquisition (including a merger, consolidation or share exchange) of beneficial ownership of securities representing 10% or more of the voting power of Peoples or more than 25% of any significant subsidiary of Peoples;

    - a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of Peoples or all or substantially all of the assets or deposits of any significant subsidiary of Peoples;

    - a merger or consolidation, or any similar transaction, involving Peoples or any significant subsidiary of Peoples, or

    - any substantially similar transaction.

    An "Alternative Offer" is defined as any offer or proposal for, or any indication of interest in: (1) an acquisition of securities representing 10% or more of the voting power of Peoples or 25% or more of the voting power of any significant subsidiary of Peoples or (2) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of any of Peoples' subsidiaries.

    Peoples shall immediately notify Fifth Third of the identity of the person making an Acquisition Proposal or Alternative Offer or request for information and the material terms of the proposal or request. Peoples will also keep Fifth Third fully and currently informed of the status and details of any such Acquisition Proposal or Alternative Offer or request and any related discussions or negotiations.

    In addition, Peoples has agreed that prior to the effective time of the merger, Peoples and its subsidiaries will be operated in the ordinary course of business and will give Fifth Third and Fifth Third's representatives reasonable access during business hours to its books, records and properties. In addition, without Fifth Third's prior written consent (which consent shall not be unreasonably withheld), neither Peoples nor its subsidiaries will, among other things:

    - make any changes in its articles of incorporation, bylaws or capital or corporate structures;

    - issue any additional shares of Peoples common stock other than pursuant to the exercise of options granted prior to the date of the affiliation agreement;

    - issue, sell or permit to become outstanding any other equity securities, other than pursuant to the exercise of options granted prior to March 31, 1999;

    - issue as borrower any long-term debt or convertible or other securities of any kind, or right to acquire any of its securities;

    - make any material changes in its method of business operations;

    - make, enter into any agreement to make, or become obligated to make, any capital expenditures in excess of $10,000 (except for certain scheduled capital expenditures);

    - make, or enter into or renew any agreement for services to be provided to Peoples or its subsidiaries, or permit the automatic renewal of any such agreement, other than certain scheduled agreements, except any agreement for services having a term of not more than six months and requiring the expenditure of not more than $50,000;

    - make, declare, pay or set aside for payment any cash dividends on its own stock other than normal and customary cash dividends per quarter paid in such amounts and at such times as Peoples historically has done on its common stock and which shall not exceed $0.15 per share in the case of the dividend paid on July 16, 1999 (and which may be increased by up to $.005 per share in each subsequent quarter in accordance with any increase in earnings), or be paid more frequently than once per calendar quarter;

    - pay any stock dividends or make any other distributions on its stock, other than cash dividends as described in the immediately preceding clause;

    - change or otherwise amend any benefit plans other than as required by law or as contemplated in the affiliation agreement;

    - provide any increases in employee salaries or benefits other than in the ordinary course of business or as contemplated in the affiliation agreement;

    - open for business any branch office which has been approved by the appropriate regulatory authorities but not yet opened or apply to the appropriate regulatory authorities to establish a new branch office or expand any existing branch office;

    - acquire, become obligated to acquire, or enter into any agreement to acquire, any banking or non-banking company or any branch offices of any such companies, or any material assets or liabilities outside the ordinary course of business (other than agreements existing on the date of the affiliation agreement and scheduled therein);

    - sell, transfer, mortgage or otherwise dispose of or encumber any portion of shares of the capital stock of the subsidiaries of Peoples which are now owned by it; and

    - sell, transfer, mortgage or otherwise dispose of or encumber any other assets, except in the ordinary course of business consistent with past practice.

    The affiliation agreement also provides that Peoples and Fifth Third will coordinate the timing of the declaration and payment of dividends to ensure that each company's shareholders will receive fair dividends prior to the merger and will not receive more than one fair dividend in any quarter prior to, or the first quarter after, the merger.

CONDITIONS TO CLOSING


    The affiliation agreement and the merger must be approved by the affirmative vote of holders of at least a majority of the outstanding shares of Peoples voting common stock and at least a majority of the outstanding shares of Peoples non-voting common stock, each voting as a separate voting group. The merger also must be approved in writing by the Federal Reserve Board, an application for which has been filed. The Indiana Department of Financial Institutions has already approved the merger. Fifth Third's obligation to consummate the merger is further conditioned upon such approvals not being subject to conditions, restraints or requirements that would materially adversely reduce the anticipated benefits of the merger to Fifth Third or could reasonably be expected to have a material adverse effect on Peoples and its subsidiaries taken as a whole. No assurance can be given that the required governmental approvals will be forthcoming.


    Fifth Third's and Peoples' obligations to complete the merger are subject to additional conditions set forth in the affiliation agreement. These include:

    - the receipt of all necessary governmental and regulatory orders, consents, clearances and approvals and requirements to the extent required and, in the case of Fifth Third, none of such orders, consents, clearances and approvals and requirements shall be subject to a condition, restriction or requirement that would materially reduce the anticipated benefits of the merger to Fifth Third or could reasonably be expected to have a material adverse effect on Peoples and its subsidiaries taken as a whole;

    - the expiration of any waiting period mandated by law in respect of the final requisite approval by any applicable regulatory agency of the merger; and

    - the absence of any investigation by any state or federal agency having been threatened or instituted seeking to enjoin or prohibit, or enjoining or prohibiting, the merger and any governmental action or proceeding having been threatened or instituted before any court or government body or authority, seeking to enjoin or prohibit, or enjoining or prohibiting, the merger other than investigations, actions and proceedings which have been withdrawn prior to or at the effective time of the merger without material adverse effect to Fifth Third or Peoples, individually or on a combined basis, and other than regularly scheduled regulatory examinations.

    Fifth Third's obligation to complete the merger is further subject to conditions set forth in the affiliation agreement, including:

    - the continuing truth and accuracy of all of the representations and warranties of Peoples;

    - Peoples having performed all of the obligations required of it under the terms of the affiliation agreement, except for breaches of obligations which would not have, and would not reasonably be expected to have, any material adverse effect on the financial condition, business or operations of Peoples and its subsidiaries taken as a whole;

    - the aggregate amount of consolidated shareholders' equity of Peoples immediately prior to the effective time of the merger being not less than $52,000,000;

    - the total number of shares of Peoples common stock issued and outstanding, or issuable pursuant to any outstanding options not exceeding 3,180,000 shares;

    - each of the independent directors of Peoples having executed and delivered to Fifth Third an agreement by which such directors agree for a restricted period of time to not directly or indirectly, whether for their own account or for the account of any other person, firm, corporation, or other business organization, (1) serve as a director of, or beneficially own more than 5% of the voting common stock of, any financial institution engaged in the provision of banking services headquartered in the State of Indiana, or (2) join with any other parties to apply to any State or Federal regulatory authority for the issuance of a bank or savings and loan charter for operation in the State of Indiana; and

    - receipt by Fifth Third of an opinion of Graydon, Head & Ritchey, counsel to Fifth Third, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion: (a) the merger constitutes a "reorganization" within the meaning of Section 368 (a) of the Code and (b) that, accordingly, no gain or loss will be recognized by Fifth Third as a result of the Merger.

    Peoples' obligation to complete the merger is further subject to conditions set forth in the affiliation agreement, including:

    - the continuing truth and accuracy in all material respects of Fifth Third's representations and warranties;

    - Fifth Third having performed all of the obligations required of it under the terms of the affiliation agreement in all material respects;

    - receipt by Peoples of an opinion of Barnes & Thornburg, counsel to Peoples, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion (1) the merger constitutes a "reorganization" within the meaning of Section 368(a) of the Code and (2) that, accordingly, (a) no gain or loss will be recognized by Peoples as a result of the merger and (b) no gain or loss will be recognized by a shareholder of Peoples who receives Fifth Third common stock in exchange for shares of Peoples common stock, except with respect to cash received in lieu of fractional share interests; and

    - receipt by the Peoples board of directors of a written opinion from McDonald, updated to the date of this document, to the effect that the exchange ratio is fair from a financial point of view to the holders of Peoples common stock.

TERMINATION; AMENDMENT; WAIVER

    The affiliation agreement may be terminated and the merger abandoned at any time prior to the effective time of the merger by written notice delivered by Fifth Third to Peoples or by Peoples to Fifth Third in the following instances:

    - if there has been a material breach of a representation or warranty or a material breach of any covenant on the part of the other party with respect to the representations, warranties and covenants set forth in the affiliation agreement and that misrepresentation, breach or failure to comply has not been cured within 30 days after receipt of written notice or is not capable of being cured, provided the party in default has no right to terminate for its own default;

    - if the merger has not been completed by February 1, 2000, provided the terminating party is not in material breach or default of any representation, warranty or covenant contained in the affiliation agreement on the date of the termination;

    - by the mutual written consent of Fifth Third and Peoples;

    - if Peoples' shareholders vote not to approve the affiliation agreement and the merger;

    - if any event occurs which renders impossible of satisfaction one or more of the conditions to the obligations of the other party to effect the merger, and such non-compliance is not waived by the unaffected party;

    - by Fifth Third if the Peoples board of directors publicly announces its withdrawal or modification in a manner adverse to Fifth Third of its favorable recommendation of the merger;

    - if the business or assets or financial condition of the other party, in each case taken as a whole, shall have materially and adversely changed from that in existence at December 31, 1998, other than any such change attributable to or resulting from any change in law or regulation or GAAP, changes in interest rates, economic, financial or market conditions affecting the banking industry generally or changes that occur as a consequence of actions or inactions that either party is expressly obligated to take under the affiliation agreement;

    - by Peoples if the average of the closing price of Fifth Third common stock for the 30 trading days ending five trading days before the effective time of the merger is less than $50.25 per share; or

    - by Fifth Third if the average of the closing price of Fifth Third common stock for the 30 trading days ending five trading days before the effective time of the merger is greater than $83.70 per share.

    The affiliation agreement may be amended, modified or supplemented by the written agreement of each of the parties, upon the authorization of each company's respective board of directors, at any time before or after approval of the affiliation agreement and the merger by Peoples' shareholders. Approval of any amendment, modification or supplement by Peoples' shareholders is not required unless this action would adversely change the consideration to be provided to Peoples' shareholders pursuant to the affiliation agreement.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    Shares of Peoples common stock held by or for the benefit of directors and executive officers of Peoples will be canceled and converted into the right to receive shares of Fifth Third common stock on the same basis as shares held by you and the other shareholders of Peoples. In addition, directors and executive officers of Peoples may be deemed to have the following interests in the merger that are different from, or in addition to, those of you and the other shareholders of Peoples.

    STOCK OPTIONS AND AWARDS. At the effective time of the merger, all outstanding awards, options or other rights to purchase Peoples common stock under Peoples' Stock Option Plan, 1998 Stock Option Plan and Directors Stock Option Plan will be converted into options to purchase Fifth Third common stock and, pursuant to these plans, will become immediately exercisable. The number of shares subject to these options will be adjusted to allow the holder, upon exercise, to receive shares of Fifth Third common stock calculated by multiplying the exchange ratio by the number of shares of Peoples common stock subject to the options, and the exercise price of the Peoples stock options will be adjusted by dividing the exercise price per share by the exchange ratio. Options for shares of Peoples common stock are held as of September 15, 1999, by the directors and executive officers of Peoples as follows:



EXECUTIVE OFFICERS:                                                    VESTED     UNVESTED
-------------------------------------------------------------------  ----------  ----------
William J. Butcher.................................................           0       1,838
Robert R. Connors..................................................           0       5,916
Charles R. Farber..................................................           0       1,095
Thomas J. Flynn....................................................       1,467       3,908
Gerald R. Francis..................................................      24,000           0
Charles R. Hageboeck...............................................           0       5,756
John S. Loeber.....................................................           0       8,526
William E. McWhirter...............................................           0           0
Craig G. Stilwell..................................................           0       5,192
Terry L. Young.....................................................           0       6,285
Steven J. Beck.....................................................           0       3,908

OTHER DIRECTORS:
-------------------------------------------------------------------
Robert Hirschman...................................................         959          --
Ethan Jackson......................................................         375          --
David W. Knall.....................................................         459          --
Mary Ellen Rodgers.................................................         959          --
Stephen R. West....................................................         959          --
Darell E. Zink, Jr.................................................         375          --


    As soon as practicable after the effective time of the merger, Fifth Third will file a registration statement with the SEC to register the shares of Fifth Third common stock issuable pursuant to these options. Holders of these options may not exercise the options until this registration statement has become effective.


    At the effective time of the merger, the stock appreciation awards held by Mr. Francis under Peoples' Stock Option Plan (if not exercised prior to the merger) will be converted into the right to receive cash value in accordance with the terms of such award on the basis of the value of the number of shares of Fifth Third common stock into which the number of shares of Peoples common stock covered by such award would be converted at the effective time of the merger on the basis of the exchange ratio with the exercise price thereof adjusted by dividing the exercise price per share by the exchange ratio. Mr. Francis' stock appreciation award relates to 60,551 shares of Peoples Common Stock and is fully vested.


    DEFERRED COMPENSATION PLANS. Pursuant to the Peoples Bank and Trust Company executives and directors deferred compensation plans, selected employees and directors of Peoples, including Mr. McWhirter, Mr. Farber, Mr. Francis and Mr. Flynn, have deferred compensation payable to them in the past and elected to invest this compensation at a fixed rate of return or at a rate of return tied to the S&P 500. In accordance with such plans, benefits under the Peoples Bank and Trust Company deferred compensation plans are payable in a lump sum to the participant upon any termination of employment following the merger.

    SPLIT DOLLAR INSURANCE AGREEMENTS. Peoples Bank and Trust Company has split dollar insurance agreements with each of Mr. McWhirter, Mr. Francis and Mr. Farber. Pursuant to these agreements, Peoples Bank and Trust Company holds life insurance policies on the lives of these individuals and pays the premiums on such policies. The split dollar insurance agreements provide that these individuals will receive the lesser of a certain threshold dollar amount ($600,000 for Mr. McWhirter and $250,000 for each of Mr. Francis and Mr. Farber) or the total death benefits payable under the policies. Peoples

Bank and Trust Company would receive any death benefits in excess of the threshold amount. As a result of the merger, Messrs. McWhirter, Francis and Farber will each have the option to purchase the life insurance policy on his life from Peoples for the cash surrender value of such policy.


    SEVERANCE AGREEMENTS. In connection with the execution of the affiliation agreement, Fifth Third has entered into severance agreements with executive officers of Peoples named below in lieu of any employment agreements Peoples had with the officers. Such agreements provide for a severance payment to each of such officers in an amount approximately equivalent to six months of compensation if such officer's employment with Fifth Third terminates for any reason within 90 days after the merger occurs. The amounts payable to the executive officers under the severance agreements are as follows:



                                                                                SEVERANCE
OFFICER                                                                         PROVISION
--------------------------------------------------------------------------  ------------------
William J. Butcher........................................................      $   62,600
Robert R. Connors.........................................................          68,200
Charles R. Farber.........................................................         259,000
Thomas J. Flynn...........................................................          95,700
Gerald R. Francis.........................................................         190,400
Charles R. Hageboeck......................................................          78,800
John S. Loeber............................................................         110,000
Craig G. Stilwell.........................................................          54,200
Terry L. Young............................................................          62,200


    PROPOSED ARRANGEMENTS WITH FIFTH THIRD. Fifth Third has proposed to enter into non-competition agreements with each of the executive officers named above that will prohibit such officers from competing with Fifth Third in Indiana for a reasonable period of time following termination of their employment with Fifth Third. If such agreements are entered into, Fifth Third has indicated that such officers would be compensated at approximately their current rate of compensation during the non-competition period, expected to be 18 months in most cases.


    Fifth Third and William E. McWhirter, Peoples Chairman and CEO, are negotiating the terms of the appointment of Mr. McWhirter as a consultant and a board member and Chairman Emeritus of Fifth Third Bank, Indiana following the merger. They are also negotiating the terms of a replacement Supplemental Executive Retirement Agreement and Severance Agreement.



    Pursuant to the proposed terms of a Consulting and Noncompetition Agreement currently being negotiated between Fifth Third and Mr. McWhirter, Mr. McWhirter would be appointed as an independent consultant to Fifth Third and as a director and Chairman Emeritus of the board of Fifth Third Bank located in Indianapolis, Indiana. Under the proposed terms of this agreement, Mr. McWhirter would receive $75,000 per year for six years and would receive options to purchase 6,000 shares of Fifth Third common stock at the effective time of the merger and options to purchase an additional 6,000 shares on each of the first five anniversary dates of the effective time of the merger. Also under the proposed terms of this agreement, Mr. McWhirter would agree to not compete with Fifth Third for a period running until the later of November 19, 2005 or until 18 months after he was no longer a consultant to Fifth Third or a director of Fifth Third Bank, Indiana or any of its parents, affiliates, subsidiaries or divisions.



    Pursuant to the proposed terms of a Supplemental Executive Retirement Agreement currently being negotiated between Fifth Third and Mr. McWhirter, this agreement would replace the Supplemental Executive Retirement Plan currently provided to Mr. McWhirter by Peoples. Under the proposed terms of this agreement, upon the later of Mr. McWhirter's retirement or attainment of age 55, he would receive monthly payments of $6,250 until the month of his death, unless this agreement is terminated earlier for cause or Mr. McWhirter's breach of any non-competition agreement with Fifth Third.

    Pursuant to the proposed terms of a Severance Agreement currently being negotiated between Fifth Third and Mr. McWhirter, Mr. McWhirter would receive $675,000 from Fifth Third at the effective time of the merger provided he remains employed by Peoples through that time. The amount of this payment would be reduced by such amounts as would not be deductible by Fifth Third under
Section 280G of the Internal Revenue Code.



    As of the date of this document, none of these arrangements have been accepted, finalized or signed.


    INDEMNIFICATION AND LIABILITY INSURANCE. Fifth Third will assume the obligations of Peoples or any of its subsidiaries arising under applicable Ohio, Indiana and federal law and under Peoples' or Peoples Bank and Trust Company's articles of incorporation or bylaws, to indemnify each officer or director of Peoples or any of its subsidiaries against liabilities in connection with any claim arising out of the fact that such person is or was a director or officer of Peoples or any of its subsidiaries, if such claim pertains to any matter occurring prior to the effective time of the merger, regardless of whether such claim is asserted prior to, at or after the effective time of the merger. Fifth Third's assumption of these indemnification obligations will continue for the period of five years after the effective time of the merger or, in the case of claims asserted prior to the fifth anniversary of the effective time of the merger, until such matters are finally resolved. Fifth Third also shall purchase and keep in force for a three-year period, a policy of directors' and officers' liability insurance having liability limits and providing coverage for acts or omissions of the type currently covered by Peoples' existing directors' and officers' liability insurance for acts or omissions occurring on or prior to the effective time of the merger, but only to the extent that this insurance may be purchased or kept in full force on commercially reasonable terms. Fifth Third and Peoples have agreed that these costs shall be commercially reasonable so long as they do not exceed 150% of the costs currently paid for such coverage by Peoples. Fifth Third has agreed that all rights to indemnification existing in favor of officers and directors and employees of Fifth Third affiliates shall be accorded to officers and directors and employees of Peoples or any of its subsidiaries who become officers, directors or employees of Fifth Third or any of its subsidiaries after the effective time of the merger and that this indemnification will relate to covered actions or inactions only after the effective time of the merger.

EFFECT ON PEOPLES EMPLOYEES

    EMPLOYMENT. Fifth Third shall consider employing as many of the employees of Peoples and Peoples Bank and Trust Company who desire employment within the Fifth Third holding company system as possible, to the extent of available positions and consistent with Fifth Third's standard staffing levels and personnel policies; provided that such continuing employees will not be subject to any exclusion or penalty for pre-existing conditions that were covered under Peoples Bank and Trust Company's medical plan immediately prior to the effective time of the merger or any waiting period relating to coverage under Fifth Third's medical plan.

    PEOPLES EMPLOYEE BENEFIT PLANS. With respect to any Peoples' benefit plan that provides for vesting of benefits, there will be no discretionary acceleration of vesting without Fifth Third's consent; provided, however, that a benefit plan which, pursuant to its terms, provides for an acceleration of vesting upon a change of control of Peoples shall accelerate as of the effective time of the merger or any later date as provided in such plan.

    BONUSES. The affiliation agreement allows Peoples Bank and Trust Company to pay the normal bonuses for 1999 which would otherwise be received by executive officers and other employees of Peoples Bank and Trust Company in an aggregate amount up to $1.3 million. Such amounts may be paid by Peoples immediately prior to the merger.

    SEVERANCE. The affiliation agreement provides for the payment of severance amounts to employees of Peoples who do not have an employment or severance agreements with Peoples or other arrangements, under certain conditions upon termination of employment or specific other circumstances. Those amounts will generally be equal to two weeks of pay for each year of service.

    With the consent of Fifth Third, Peoples may pay selected key employees retention bonuses, noncompete payments or severance in lieu of the severance payments listed above if such employees execute a termination and release agreement.

                              FIFTH THIRD BANCORP

DESCRIPTION OF BUSINESS

    Fifth Third is an Ohio corporation organized in 1975 as a bank holding company registered under the Bank Holding Company Act and subject to regulation by the Federal Reserve Board. Fifth Third, with its principal office located in Cincinnati, is a multi-bank holding company that owns all of the outstanding stock of nine commercial banks and one savings bank with 483 offices in Ohio, Kentucky, Indiana, Michigan, Florida and Arizona. Those institutions are: Fifth Third Bank; Fifth Third Bank, Central Ohio; Fifth Third Bank, Northwestern Ohio, N.A.; Fifth Third Bank, Ohio Valley; Fifth Third Bank, Western Ohio; Fifth Third Bank, Florida; Fifth Third Bank, Northern Kentucky, Inc.; Fifth Third Bank, Kentucky, Inc.; Fifth Third Bank, Indiana; and Fifth Third Bank, Southwest, F.S.B.

    At June 30, 1999, Fifth Third, its affiliated banks and other subsidiaries had consolidated total assets of $31.6 billion, consolidated total deposits of $20.1 billion and consolidated total shareholders' equity of approximately $3.3 billion.

    Fifth Third, through its subsidiaries, engages primarily in commercial, retail and trust banking, investment services and leasing activities and also provides credit life, accident and health insurance, discount brokerage services and property management for its properties. Those subsidiaries consist of The Fifth Third Company, Fifth Third Securities, Inc., The Fifth Third Leasing Company, Midwest Payment Systems, Inc., Fifth Third International Company and Heartland Capital Management, Inc. Fifth Third's affiliates provide a full range of financial products and services to the retail, commercial, financial, governmental, educational and medical sectors, including a wide variety of checking, savings and money market accounts, and credit products such as credit cards, installment loans, mortgage loans and leasing. Each of the banking affiliates has deposit insurance provided by the Federal Deposit Insurance Corporation through the Bank Insurance Fund and the Savings Association Insurance Fund.

    Fifth Third, through its banking subsidiaries, also participates in several regional shared ATM networks, including "Money Station-Registered Trademark-," "Honor-Registered Trademark-" and "Star." These networks include approximately 5,400, 42,000 and 44,000 ATMs, respectively. All Fifth Third banking subsidiaries also participate in the "PLUS System-Registered Trademark-" network, which is an international ATM network with approximately 625,000 ATMs.

    Fifth Third is a corporate entity legally separate and distinct from its affiliates. The principal source of Fifth Third's income is dividends from its affiliates. There are certain regulatory restrictions as to the extent to which the affiliates can pay dividends or otherwise supply funds to Fifth Third. See "Description of Capital Stock and Comparative Rights of Shareholders--Dividends."

RECENT DEVELOPMENTS

    Fifth Third's strategy for growth includes strengthening its presence in core markets, expanding into contiguous markets and broadening its product offerings.

    Fifth Third believes it has an excellent track record in integrating acquired businesses. Since 1989, Fifth Third has completed 30 acquisitions, which have contributed to its growth. Consistent with this strategy, in addition to the merger with Peoples, Fifth Third recently acquired Ashland Bankshares, Inc., Enterprise Federal Bancorp, Inc., South Florida Bank Holding Corporation, and Emerald Financial Corp., and recently entered into an agreement to acquire CNB Bancshares, Inc.

    ASHLAND BANKSHARES, INC. On April 16, 1999, Fifth Third acquired Ashland Bankshares, Inc., a bank holding company based in Ashland, Kentucky which owns Bank of Ashland, Inc. As of December 31, 1998, Ashland had total assets of $171.1 million and total deposits of $141.4 million. Fifth Third issued approximately 1,225,000 shares of Fifth Third common stock to shareholders of Ashland in that merger. Based on the fair market value per share of Fifth Third common stock as of

April 16, 1999, the closing date of this merger, these shares had an aggregate value of approximately $84.5 million. This acquisition was accounted for as a pooling-of-interests.

    ENTERPRISE FEDERAL BANCORP, INC. On May 14, 1999, Fifth Third acquired Enterprise Federal Bancorp, Inc., a savings and loan holding company based in Cincinnati, Ohio which owns Enterprise Federal Savings Bank. As of December 31, 1998, Enterprise Federal Bancorp, Inc. had total assets of $544.1 million and total deposits of $343.2 million. Fifth Third issued approximately 1,676,596 shares of Fifth Third common stock to shareholders of Enterprise in that merger. Based on the fair market value per share of Fifth Third common stock as of May 14, 1999, the closing date of this merger, these shares had an aggregate value of approximately $121.9 million. This acquisition was accounted for as a pooling-of-interests.

    SOUTH FLORIDA BANK HOLDING CORPORATION. On June 11, 1999, Fifth Third acquired South Florida Bank Holding Corporation, a bank holding company based in Ft. Myers, Florida which owns South Florida Bank. As of December 31, 1998, South Florida had total assets of $90.2 million and total deposits of $77.0 million. Fifth Third issued approximately 440,000 shares of Fifth Third common stock to shareholders of South Florida in that merger. Based on the fair market value per share of Fifth Third common stock as of June 11, 1999, the closing date of this merger, these shares had an aggregate value of approximately $28.6 million. This acquisition was accounted for as a pooling-of-interests.

    EMERALD FINANCIAL CORP. On August 6, 1999, Fifth Third acquired Emerald Financial Corp., a unitary savings and loan holding company based in Strongsville, Ohio which owns The Strongsville Savings Bank. As of March 31, 1999, Emerald had total assets of $677.1 million and total deposits of $562.4 million. Fifth Third issued approximately 3,430,000 shares of Fifth Third common stock to shareholders of Emerald in that merger. Based on the fair market value per share of Fifth Third common stock as of August 6, 1999, the closing date of this merger, these shares had an aggregate value of approximately $214.2 million. This acquisition was accounted for as a pooling-of-interests.

    CNB BANCSHARES, INC. On June 16, 1999, Fifth Third agreed to acquire CNB Bancshares, Inc., a bank holding company based in Evansville, Indiana which owns Civitas Bank. As of June 30, 1999, CNB Bancshares had total assets of $7.7 billion and total deposits of $4.9 billion.


    In connection with the acquisition of CNB Bancshares, shareholders of CNB Bancshares will receive .8825 shares of Fifth Third common stock for each outstanding share of CNB Bancshares capital stock. Fifth Third expects to issue approximately 35,800,000 shares of Fifth Third common stock to shareholders of CNB Bancshares. Based on the fair market value per share of Fifth Third common stock as of September 15, 1999, these shares would have an aggregate value of approximately $2.2 billion. This merger is subject to shareholder and regulatory approval. Fifth Third expects that its acquisition of CNB Bancshares will be accounted for as a pooling-of-interests and will be completed in the fourth quarter of 1999, shortly before the merger with Peoples.


ADDITIONAL INFORMATION

    For more detailed information about Fifth Third, reference is made to the Fifth Third Annual Report on Form 10-K, as amended, for the year ended December 31, 1998, Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999, and Current Report on Form 8-K filed with the SEC on June 17, 1999, which are incorporated into this document by reference. See "Where You Can Find More Information." More information about Fifth Third is also contained in its 1998 Annual Report to Shareholders which is available through Fifth Third's website at http://www.53.com/investor/annual.

                    PEOPLES BANK CORPORATION OF INDIANAPOLIS

DESCRIPTION OF BUSINESS

    Peoples is a one bank holding company which owns Peoples Bank & Trust Company, an Indiana bank that has operated continuously since 1891 with its business activities concentrated in the greater Indianapolis, Indiana area. Peoples offers a broad range of lending, deposit, loan servicing and trust services to individual, governmental and commercial customers. Peoples has traditionally operated under a conservative management philosophy that focuses on providing personal service coupled with competitive products and pricing. With an emphasis on developing strong, primary banking relationships with businesses and individuals in its market area, Peoples focuses its commercial lending efforts on small and medium-sized independent companies and its real estate lending efforts on owner-occupied commercial properties and one-to-four family residential properties. Peoples' loan underwriting and review functions are centralized to provide consistency and timely asset quality monitoring.


    Peoples has two classes of common stock--voting common stock and non-voting common stock. The non-voting common stock began trading on the Nasdaq National Market following an initial public offering in February, 1994. Peoples has experienced significant growth in the five years since its initial public offering. Total assets have increased from $366 million on December 31, 1993 to $674.5 million on June 30, 1999. Also, as of June 30, 1999, Peoples' total deposits were $587.3 million and its total shareholders' equity was $52.4 million. Peoples conducts its business through its downtown Indianapolis headquarters and through nine offices located throughout the greater Indianapolis area. At June 30, 1999, Peoples had 195 full-time equivalent employees. People's principal office is located at 130 East Market Street, Indianapolis, Indiana, 46204.


ADDITIONAL INFORMATION

    For more detailed information about Peoples, reference is made to the Peoples Annual Report on Form 10-K for the year ended December 31, 1998, Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1999 and Current Report on Form 8-K filed with the SEC on July 13, 1999, which are incorporated into this document by reference. See "Where You Can Find More Information."

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

    The following unaudited Pro Forma Financial Information is based on the historical financial statements of Fifth Third and Peoples and has been prepared to illustrate the effects of the acquisitions described below.

    The unaudited pro forma balance sheet as of June 30, 1999 assumes the following transactions were consummated on June 30, 1999: (1) the merger of Peoples into Fifth Third, accounted for as pooling-of-interests, and (2) Fifth Third's acquisition of CNB Bancshares, Inc., accounted for as a pooling-of-interests.

    The unaudited pro forma consolidated statements of income for the six months ended June 30, 1999 and for the years ended December 31, 1998, 1997, and 1996 give effect to each of the following transactions as if such transactions had been effective during the periods shown: (1) the merger of Peoples into Fifth Third, accounted for as a pooling-of-interests, and (2) Fifth Third's acquisition of CNB Bancshares, Inc., accounted for as a pooling-of-interests.

    The unaudited Pro Forma Financial Information should be read in conjunction with Fifth Third's Consolidated Financial Statements and notes thereto incorporated by reference in this document and Peoples' Consolidated Financial Statements and notes thereto incorporated by reference in this document.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES

                       UNAUDITED PRO FORMA BALANCE SHEET

                              AS OF JUNE 30, 1999

                   ($000'S EXCEPT SHARES AND PER SHARE DATA)

                                     FIFTH THIRD                 PEOPLES BANK
                                     BANCORP AND      CNB       CORPORATION OF     ADJUSTMENTS      PRO FORMA
                                     SUBSIDIARIES BANCSHARES     INDIANAPOLIS    (1),(2),(3),(4)     COMBINED
                                     -----------  -----------   --------------   ---------------   ------------
ASSETS
Cash and Due from Banks............  $   703,303  $   216,192      $ 20,286         $              $    939,781
Securities Available for Sale......    9,497,834    3,010,654       137,827                          12,646,315
Securities Held to Maturity........       63,505           --            --                              63,505
Other Short-Term Investments.......      110,472       30,410         6,800                             147,682
Loans and Leases...................   19,440,242    4,070,983       495,352                          24,006,577
Reserve for Credit Losses..........     (284,443)     (58,039)       (8,004)                           (350,486)
                                     -----------  -----------   --------------   ---------------   ------------
Net Loans and Leases...............   19,155,799    4,012,944       487,348                --        23,656,091
Bank Premises and Equipment........      335,396      106,150         7,666                             449,212
Accrued Income Receivable..........      265,623       62,064         4,250                             331,937
Goodwill...........................      144,713       39,327            --                             184,040
Premium on Purchased Deposits......      228,707           --            --                             228,707
Mortgage Servicing Rights..........       85,829       11,176           534                              97,539
Other Assets.......................    1,037,240      206,744         9,813                           1,253,797
                                     -----------  -----------   --------------   ---------------   ------------
Total Assets.......................  $31,628,421  $ 7,695,661      $674,524         $      --      $ 39,998,606
                                     -----------  -----------   --------------   ---------------   ------------
                                     -----------  -----------   --------------   ---------------   ------------

LIABILITIES AND STOCKHOLDERS'
  EQUITY
  Total Deposits...................  $20,128,840  $ 4,885,501      $587,291                        $ 25,601,632
  Federal Funds Borrowed...........    3,239,496      278,850            --                           3,518,346
  Short-Term Bank Notes............      125,000           --            --                             125,000
  Other Short-Term Borrowings......    2,013,637    1,039,515        21,264                           3,074,416
  Accrued Taxes, Interest and
    Expenses.......................      784,111       51,095         7,551                             842,757
  Other Liabilities................      180,753           --         6,000                             186,753
  Guaranteed Preferred Beneficial
    Interests in the Corporation's
    Convertible Subordinated
    Debentures.....................           --      172,500            --          (172,500)               --
  Long-Term Debt...................    1,823,295      788,164            --           172,500         2,783,959
                                     -----------  -----------   --------------   ---------------   ------------
Total Liabilities..................   28,295,132    7,215,625       622,106                --        36,132,863
STOCKHOLDERS' EQUITY
  Common Stock.....................      602,140       34,764        12,391            36,850           686,145
  Capital Surplus..................      352,791      365,002                         (38,586)          679,207
  Retained Earnings................    2,429,745      115,049        42,638                           2,587,432
  Net Unrealized Gains (Losses) on
    Securities Available for
    Sale...........................      (46,758)     (34,779)         (875)                            (82,412)
  Treasury Stock...................       (4,629)          --        (1,736)            1,736            (4,629)
                                     -----------  -----------   --------------   ---------------   ------------
Total Stockholders' Equity.........    3,333,289      480,036        52,418                --         3,865,743
                                     -----------  -----------   --------------   ---------------   ------------
Total Liabilities and Stockholders'
  Equity...........................  $31,628,421  $ 7,695,661      $674,524         $      --      $ 39,998,606
                                     -----------  -----------   --------------   ---------------   ------------
                                     -----------  -----------   --------------   ---------------   ------------

------------------------

(1) To record the issuance of up to 34,913,719 shares of Fifth Third common stock, $2.22 stated value, to effect the merger of CNB Bancshares, Inc. into Fifth Third Bancorp, accounted for as a pooling-of-interests.

(2) To record the issuance of up to 3,569,884 shares of Fifth Third common stock, $2.22 stated value, to effect the merger of Peoples Bank Corporation of Indianapolis into Fifth Third Bancorp, accounted for as a pooling-of-interests.


(3) To reclass convertible subordinated debentures of CNB Bancshares, Inc.



(4) To eliminate treasury stock of Peoples Bank Corporation of Indianapolis.

                      FIFTH THIRD BANCORP AND SUBSIDIARIES

                    UNAUDITED PRO FORMA STATEMENTS OF INCOME

                     FOR THE SIX MONTHS ENDED JUNE 30, 1999

                   ($000'S, EXCEPT SHARES AND PER SHARE DATA)

                                         FIFTH THIRD                 PEOPLES BANK
                                         BANCORP AND       CNB      CORPORATION OF    ADJUSTMENTS       PRO FORMA
                                        SUBSIDIARIES   BANCSHARES    INDIANAPOLIS   DR.(CR.)(3),(4),(5)    6/30/99
                                        -------------  -----------  --------------  ----------------  -------------
Interest Income.......................  $   1,018,079   $ 257,791     $   23,785       $              $   1,299,655
Interest Expense......................        467,412     130,495         11,112            5,258           614,277
                                        -------------  -----------       -------          -------     -------------
Net Interest Income...................        550,667     127,296         12,673           (5,258)          685,378
Provision for Credit Losses...........         51,021       4,951          1,000                             56,972
                                        -------------  -----------       -------                      -------------
Net Interest Differential.............        499,646     122,345         11,673           (5,258)          628,406

Other Operating Income:
  Service Charges on Deposits.........         65,570      16,184          1,304                             83,058
  Other Operating Income..............        296,748      43,730          3,037                            343,515
                                        -------------  -----------       -------                      -------------
Total Other Income....................        362,318      59,914          4,341               --           426,573

Operating Expenses:
  Salaries, Wages and Benefits........        192,142      55,271          5,673                            253,086
  Equipment and Occupancy Expenses....         44,212      13,627          1,655                             59,494
  Other Operating Expenses............        151,840      38,937          1,940               --           192,717
                                        -------------  -----------       -------          -------     -------------
Total Operating Expenses..............        388,194     107,835          9,268               --           505,297
Convertible Subordinated Debentures,
  net of tax..........................             --       3,281             --           (3,281)               --
                                        -------------  -----------       -------          -------     -------------
Earnings Before Taxes.................        473,770      71,143          6,746           (1,977)          549,682
Applicable Income Taxes...............        161,767      22,609          2,243           (1,977)          184,642
                                        -------------  -----------       -------          -------     -------------
Net Income............................  $     312,003   $  48,534     $    4,503       $       --     $     365,040
                                        -------------  -----------       -------          -------     -------------
                                        -------------  -----------       -------          -------     -------------

Average Shares Outstanding(1),(2).....    268,264,357                                                   302,296,655
Average Diluted Shares
  Outstanding(1),(2)..................    273,822,027                                                   312,305,630
Earnings per Share....................  $        1.16                                                 $        1.21
Diluted Earnings per Share............  $        1.14                                                 $        1.18

                      FIFTH THIRD BANCORP AND SUBSIDIARIES

                    UNAUDITED PRO FORMA STATEMENTS OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                   ($000'S, EXCEPT SHARES AND PER SHARE DATA)

                                               FIFTH THIRD                PEOPLES BANK
                                               BANCORP AND     CNB       CORPORATION OF       ADJUSTMENTS        PRO FORMA
                                               SUBSIDIARIES BANCSHARES    INDIANAPOLIS    DR.(CR.)(3),(4),(5)      1998
                                               -----------  ----------   --------------   -------------------   -----------
Interest Income..............................  $ 2,018,677   $496,385       $47,554             $    --         $ 2,562,616
Interest Expense.............................    1,015,853    260,121        22,601               5,476           1,304,051
                                               -----------  ----------      -------             -------         -----------
Net Interest Income..........................    1,002,824    236,264        24,953              (5,476)          1,258,565
Provision for Credit Losses..................      109,171     10,638         3,500                                 123,309
                                               -----------  ----------      -------             -------         -----------
Net Interest Differential....................      893,653    225,626        21,453              (5,476)          1,135,256

Other Operating Income:
  Service Charges on Deposits................      127,095     26,672         2,893                                 156,660
  Other Operating Income.....................      509,099     80,062         4,088                                 593,249
                                               -----------  ----------      -------                             -----------
Total Other Income...........................      636,194    106,734         6,981                                 749,909

Operating Expenses:
  Salaries, Wages and Benefits...............      339,830    111,079        11,024                                 461,933
  Equipment and Occupancy Expenses...........       83,344     33,745         3,348                                 120,437
  Other Operating Expenses...................      380,403     87,652         4,656                                 472,711
                                               -----------  ----------      -------                             -----------
Total Operating Expenses.....................      803,577    232,476        19,028                               1,055,081
Convertible Subordinated Debentures, net of
  tax........................................           --      3,257            --              (3,257)                 --
                                               -----------  ----------      -------             -------         -----------
Earnings Before Taxes........................      726,270     96,627         9,406              (2,219)            830,084
Applicable Income Taxes......................      250,142     35,056         2,999              (2,219)            285,978
                                               -----------  ----------      -------             -------         -----------
Net Income...................................  $   476,128   $ 61,571       $ 6,407             $    --         $   544,106
                                               -----------  ----------      -------             -------         -----------
                                               -----------  ----------      -------             -------         -----------

Average Shares Outstanding(1),(2)............  265,338,026                                                      299,370,324
Average Diluted Shares Outstanding(1),(2)....  270,673,947                                                      309,157,550
Earnings per Share...........................  $      1.80                                                      $      1.82
Diluted Earnings per Share...................  $      1.76                                                      $      1.77

                      FIFTH THIRD BANCORP AND SUBSIDIARIES

                    UNAUDITED PRO FORMA STATEMENTS OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                   ($000'S, EXCEPT SHARES AND PER SHARE DATA)

                                          FIFTH THIRD                PEOPLES BANK
                                          BANCORP AND     CNB       CORPORATION OF     ADJUSTMENTS       PRO FORMA
                                          SUBSIDIARIES BANCSHARES    INDIANAPOLIS    DR. (CR.)(3),(4)      1997
                                          -----------  ----------   --------------   ----------------   -----------
Interest Income.........................  $ 1,919,083   $499,751       $39,729             $ --         $ 2,458,563
Interest Expense........................    1,006,833    267,206        18,119               --           1,292,158
                                          -----------  ----------      -------            -----         -----------
Net Interest Income.....................      912,250    232,545        21,610               --           1,166,405
Provision for Credit Losses.............       90,095     24,886         1,800                              116,781
                                          -----------  ----------      -------            -----         -----------
Net Interest Differential...............      822,155    207,659        19,810               --           1,049,624
Other Operating Income:
  Service Charges on Deposits...........      109,500     19,877         2,963                              132,340
  Other Operating Income................      392,269     62,103         2,990                              457,362
                                          -----------  ----------      -------            -----         -----------
Total Other Income......................      501,769     81,980         5,953               --             589,702
Operating Expenses:
  Salaries, Wages and Benefits..........      292,403    103,025         8,994                              404,422
  Equipment and Occupancy Expenses......       76,510     24,367         2,624                              103,501
  Other Operating Expenses..............      261,595     71,467         4,851                              337,913
                                          -----------  ----------      -------            -----         -----------
Total Operating Expenses................      630,508    198,859        16,469               --             845,836
Convertible Subordinated Debentures, net
  of tax................................           --         --            --               --                  --
                                          -----------  ----------      -------            -----         -----------
Earnings Before Taxes...................      693,416     90,780         9,294               --             793,490
Applicable Income Taxes.................      232,558     30,906         3,016                              266,480
                                          -----------  ----------      -------            -----         -----------
Net Income..............................  $   460,858   $ 59,874       $ 6,278             $ --         $   527,010
                                          -----------  ----------      -------            -----         -----------
                                          -----------  ----------      -------            -----         -----------
Average Shares Outstanding(1),(2).......  262,337,805                                                   296,370,103
Average Diluted Shares
  Outstanding(1),(2)....................  266,680,650                                                   305,164,253
Earnings per Share......................  $      1.76                                                   $      1.78
Diluted Earnings per Share..............  $      1.73                                                   $      1.73

                      FIFTH THIRD BANCORP AND SUBSIDIARIES

                    UNAUDITED PRO FORMA STATEMENTS OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                   ($000'S, EXCEPT SHARES AND PER SHARE DATA)

                                          FIFTH THIRD                PEOPLES BANK
                                          BANCORP AND     CNB       CORPORATION OF     ADJUSTMENTS       PRO FORMA
                                          SUBSIDIARIES BANCSHARES    INDIANAPOLIS    DR. (CR.)(3),(4)      1996
                                          -----------  ----------   --------------   ----------------   -----------
Interest Income.........................  $ 1,772,410   $451,728       $32,251             $ --         $ 2,256,389
Interest Expense........................      931,377    234,496        14,044                            1,179,917
                                          -----------  ----------      -------            -----         -----------
Net Interest Income.....................      841,033    217,232        18,207               --           1,076,472
Provision for Credit Losses.............       68,382     13,283         1,125                               82,790
                                          -----------  ----------      -------            -----         -----------
Net Interest Differential...............      772,651    203,949        17,082               --             993,682
Other Operating Income:
  Service Charges on Deposits...........       95,837     17,088         2,511                              115,436
  Other Operating Income................      323,070     51,598         2,926                              377,594
                                          -----------  ----------      -------            -----         -----------
Total Other Income......................      418,907     68,686         5,437               --             493,030
Operating Expenses:
  Salaries, Wages and Benefits..........      280,639     90,394         8,029                              379,062
  Equipment and Occupancy Expenses......       73,051     23,130         2,612                               98,793
  Other Operating Expenses..............      267,964     78,416         4,153                              350,533
                                          -----------  ----------      -------            -----         -----------
Total Operating Expenses................      621,654    191,940        14,794               --             828,388
Convertible Subordinated Debentures, net
  of tax................................           --         --            --               --                  --
Earnings Before Taxes...................      569,904     80,695         7,725               --             658,324
Applicable Income Taxes.................      187,560     27,013         2,316                              216,889
                                          -----------  ----------      -------            -----         -----------
Net Income..............................  $   382,344   $ 53,682       $ 5,409             $ --         $   441,435
                                          -----------  ----------      -------            -----         -----------
                                          -----------  ----------      -------            -----         -----------
Average Shares Outstanding(1),(2).......  263,523,075                                                   297,555,373
Average Diluted Shares
  Outstanding(1),(2)....................  269,443,575                                                   307,927,178
Earnings per Share......................  $      1.45                                                   $      1.48
Diluted Earnings per Share..............  $      1.42                                                   $      1.43

ASSUMPTIONS

(1) The 34,913,719 shares of Fifth Third common stock issued in the CNB Bancshares transaction, accounted for as a pooling-of-interest, were issued as of January 1, 1996.

(2) The 3,569,884 shares of Fifth Third common stock issued in the Peoples Bank Corporation of Indianapolis transaction, accounted for as a pooling-of-interest, were issued as of January 1, 1996.

(3) Does not give effect to non-recurring merger related charges which will be in incurred in connection with the business combinations.

(4) Does not give effect to any cost savings which may be achieved after consummation of the business combinations.


(5) To reclass the distributions on the convertible subordinated debentures of CNB Bancshares, Inc.

               SELECTED HISTORICAL FINANCIAL DATA OF FIFTH THIRD

    The following table sets forth certain historical financial data concerning Fifth Third for the five years ended December 31, 1998. This information is based on information contained in Fifth Third's 1998 Annual Report on Form 10-K for the fiscal year ended on December 31, 1998, as amended, as well as Fifth Third's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, which are incorporated by reference into this document. Financial data for all periods has been restated to reflect the second quarter 1998 mergers with CitFed Bancorp, Inc. and State Savings Company. Both mergers were accounted for as poolings-of-interest.

                       SIX MONTHS ENDED
                           JUNE 30,                                        YEARS ENDED DECEMBER 31,
                    ----------------------  --------------------------------------------------------------------------------------
                       1999        1998      1998(2)         1997              1996(1)               1995                1994
                    ----------  ----------  ----------  --------------      --------------      --------------      --------------
                                                       (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
SUMMARY OF
  OPERATIONS:
Interest income...  $1,108,079  $1,020,118  $2,018,677  $1,919,083          $1,772,410          $1,518,713          $1,195,401
Interest
  expense.........     467,412     527,681   1,015,853   1,006,833             931,377             825,497             558,091
                    ----------  ----------  ----------  --------------      --------------      --------------      --------------
Net interest
  income..........     550,667     492,437   1,002,824     912,250             841,033             693,216             637,310
Provision for
  credit losses...      51,021      67,602     109,171      90,095              68,382              45,934              41,183
                    ----------  ----------  ----------  --------------      --------------      --------------      --------------
Net interest
  income after
  provision for
  credit losses...     499,646     424,835     893,653     822,155             772,651             647,282             596,127
Other operating
  income..........     362,318     288,385     636,194     501,769             418,907             345,391             284,614
Operating
  expenses........     388,194     434,344     803,577     630,508             621,654             499,564             465,723
                    ----------  ----------  ----------  --------------      --------------      --------------      --------------
Income before
  income taxes....     473,770     278,876     726,270     693,416             569,904             493,109             415,018
Applicable income
  taxes...........     161,767      96,885     250,142     232,558             187,560             162,662             139,393
                    ----------  ----------  ----------  --------------      --------------      --------------      --------------
Net income........  $  312,003  $  181,991  $  476,128  $  460,858          $  382,344          $  330,447          $  275,625
                    ----------  ----------  ----------  --------------      --------------      --------------      --------------
                    ----------  ----------  ----------  --------------      --------------      --------------      --------------

COMMON SHARE DATA:
Earnings per
  share...........  $     1.16  $     0.69  $     1.80  $     1.76          $     1.45          $     1.31          $     1.12
Diluted earnings
  per share.......        1.14        0.68        1.76        1.73                1.42                1.27                1.08
Cash dividends
  declared per
  share...........        0.40        0.34        0.71        0.56 8/9            0.48 8/9            0.42 2/3            0.35 5/9
Book value at
  period end......       12.29       11.49       11.91       10.52                9.56                8.23                6.97
Average shares
  outstanding
  (000's).........     268,264     263,836     265,338     262,338             263,523             251,863             246,722
Average diluted
  shares
  outstanding
  (000's).........     273,822     268,952     270,674     266,680             269,444             260,867             255,581

------------------------------

(1) Operating expenses for 1996 include the special Savings Association Insurance Fund assessment of $37.9 million pretax ($24.6 million after tax, or $.09 per share). For comparability, excluding the impact of this assessment, net income, earnings per share and diluted earnings per share would have been $407.0 million, $1.54 and $1.51, respectively.

(2) Provision for credit losses and operating expenses for 1998 include $16.7 million and $89.7 million of merger-related charges (total $106.4 million, or $.28 per share). For comparability, excluding the impact of these merger-related charges, net income, earnings per share and diluted earnings per share would have been $551.7 million, $2.08 and $2.04, respectively.

                                             JUNE 30,                                   DECEMBER 31,
                                     ------------------------  ---------------------------------------------------------------
                                        1999         1998        1998(2)       1997        1996(1)       1995         1994
                                     -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                              (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
FINANCIAL CONDITION AT PERIOD END:
Securities.........................  $ 9,561,339  $ 7,990,802  $ 8,420,638  $ 8,224,475  $ 7,826,797  $ 5,683,298  $ 4,925,105
Loans and leases...................   19,224,729   17,975,114   17,779,023   17,312,943   16,034,523   14,813,197   12,992,774
Assets.............................   31,628,421   28,292,682   28,921,782   27,710,673   26,076,597   22,110,700   19,399,912
Deposits...........................   20,128,840   18,792,393   18,780,355   19,019,896   18,161,327   16,090,989   13,931,299
Short-term borrowings..............    5,378,133    3,935,052    3,693,927    3,650,931    3,581,173    2,064,095    2,703,054
Long-term debt and convertible
  subordinated notes...............    1,823,295    1,637,185    2,288,151    1,508,683    1,199,101    1,364,438      665,791
Shareholders' equity...............    3,333,289    3,077,466    3,178,522    2,762,836    2,561,335    2,102,738    1,727,115

RATIOS:
PROFITABILITY RATIOS:
Return on average assets...........         2.10%        1.81%        1.93%        1.74%        1.64%        1.58%        1.54%
Return on average shareholders'
  equity...........................         19.5%        18.2%        18.7%        18.4%        17.4%        17.0%        16.9%
Net interest margin................         4.19%        3.85%        3.94%        3.84%        3.78%        3.67%        3.91%
Overhead ratio(3)..................         41.2%        42.8%        42.3%        43.3%        45.0%        46.6%        49.2%
Other operating income to total
  income(4)........................         39.6%        36.6%        38.4%        35.2%        32.9%        32.9%        31.3%
Dividend payout....................         35.1%        50.0%        40.3%        32.9%        34.3%        33.6%        32.9%

CAPITAL RATIOS:
Average shareholders' equity to
  average assets...................        10.78%        9.92%       10.33%        9.48%        9.46%        9.31%        9.12%
Tier 1 risk-adjusted capital.......        12.12%       11.98%       12.09%       11.19%       11.73%       11.43%       11.58%
Total risk-adjusted capital........        14.13%       14.35%       14.22%       13.54%       14.46%       14.69%       13.70%
Tier 1 leverage....................        10.72%        9.86%       10.39%        9.50%        9.17%        9.46%        9.51%

RATIO OF EARNINGS TO FIXED
  CHARGES:(5)
Including deposit interest.........         2.00x        1.52x        1.71x        1.68x        1.61x        1.59x        1.74x
Excluding deposit interest.........         3.72x        3.03x        3.17x        3.37x        3.39x        3.22x        4.04x

CREDIT QUALITY RATIOS:
Reserve for credit losses to
  nonperforming assets.............       648.89%      305.46%      517.04%      318.95%      279.94%      248.70%      345.11%
Reserve for credit losses to loans
  and leases outstanding...........         1.48%        1.50%        1.50%        1.45%        1.46%        1.51%        1.55%
Net charge-offs to average loans
  and leases outstanding...........         0.44%        0.49%        0.55%        0.45%        0.41%        0.23%        0.14%
Nonperforming assets to loans,
  leases and other real estate
  owned............................         0.23%        0.49%        0.29%        0.45%        0.52%        0.61%        0.45%

------------------------------

(1) Operating expenses for 1996 exclude the impact of the special Savings Association Insurance Fund assessment of $37.9 million pretax ($24.6 million after tax, or $.09 per share). Including the impact of this assessment, return on average assets, return on average equity and the overhead ratio were 1.55%, 16.3% and 47.9%, respectively.

(2) Provision for credit losses and operating expenses for 1998 exclude $16.7 million and $89.7 million of merger-related charges (total $106.4 million, or $.28 per share). For comparability, including the impact of these merger-related charges, return on average assets, return on average equity and the overhead ratio were 1.67%, 16.2% and 47.6%, respectively.

(3) Operating expenses divided by the sum of taxable-equivalent net interest income and other operating income.

(4) Other operating income excluding securities gains and losses as a percent of net interest income and other operating income excluding securities gains and losses.

(5) Earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and the proportion deemed representative of the interest factor of rental expense.

                 SELECTED HISTORICAL FINANCIAL DATA OF PEOPLES

    The following table sets forth certain historical financial data concerning Peoples. This information is based on information contained in Peoples' Annual Report on Form 10-K for the fiscal year ended on December 31, 1998, as well as Peoples' Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, which are incorporated by reference in this document.

                                 SIX MONTHS ENDED
                                     JUNE 30,                      YEARS ENDED DECEMBER 31,
                               --------------------  -----------------------------------------------------
                                 1999       1998      1998(1)     1997       1996       1995       1994
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                 (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
SUMMARY OF OPERATIONS:
Interest income..............  $  23,785  $  23,369  $  47,554  $  39,729  $  32,251  $  31,034  $  24,806
Interest expense.............     11,112     11,062     22,601     18,119     14,044     14,869     10,462
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net interest income..........     12,673     12,307     24,953     21,610     18,207     16,165     14,344
Provision for credit
  losses.....................      1,000      3,500      3,500      1,800      1,125        536        528
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net interest income after
  provision for credit
  losses.....................     11,673      8,807     21,453     19,810     17,082     15,629     13,816
Other operating income.......      4,341      3,317      6,981      5,953      5,437      4,868      4,819
Operating expenses...........      9,268      9,452     19,028     16,469     14,794     15,316     14,885
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes...      6,746      2,672      9,406      9,294      7,725      5,181      3,750
Applicable income taxes......      2,243        780      2,999      3,016      2,316      1,295        865
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income...................  $   4,503  $   1,892  $   6,407  $   6,278  $   5,409  $   3,886  $   2,885
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
COMMON SHARE DATA(1):
Earnings per share...........  $    1.50  $    0.62  $    2.09  $    2.02  $    1.71  $    1.22  $    0.86
Diluted earnings per share...       1.46       0.60       2.04       1.99       1.70       1.22       0.86
Cash dividends declared per
  share......................      0.295      0.255       0.53       0.45       0.38       0.35       0.33
Book value at period end.....      17.59      16.17      17.21      15.87      14.42      13.10      11.82
Average shares outstanding
  (000's)....................      2,996      3,076      3,061      3,112      3,168      3,190      3,364
Average diluted shares
  outstanding (000's)........      3,076      3,161      3,138      3,153      3,178      3,190      3,364

------------------------

(1) Per share amounts and shares outstanding reflect the two-for-one stock split declared June 19, 1997 to shareholders of record on June 30, 1997 and distributed July 18, 1997.

                                          JUNE 30,                            DECEMBER 31,
                                     ------------------  -------------------------------------------------------
                                       1999      1998      1998      1997      1996         1995         1994
                                     --------  --------  --------  --------  ---------   ----------    ---------
                                                                      (IN THOUSANDS
                                                                    EXCEPT PER SHARE
                                                                        AMOUNTS)
FINANCIAL CONDITION AT PERIOD END:
Securities.........................  $137,827  $149,317  $132,216  $153,870  $  94,589   $  107,745    $ 169,000
Loans and leases...................   495,352   439,362   454,411   407,454    333,374      273,650      215,151
Assets.............................   674,524   653,453   634,505   598,476    471,478      417,019      425,075
Deposits...........................   587,291   568,239   551,029   508,311    411,805      351,762      346,577
Short-term borrowings..............    27,264    27,783    22,918    34,380     10,266       20,056       37,961
Long-term debt and convertible
  subordinated notes...............
Shareholders' equity...............    52,418    49,617    52,025    48,817     45,349       41,636       38,477

RATIOS:
PROFITABILITY RATIOS:
Return on average assets...........      1.39%     0.62%     1.02%     1.18%      1.21%        0.89%        0.73%
Return on average shareholders'
  equity...........................     17.34%     7.91%    12.90%    13.40%     12.62%        9.70%        7.56%
Net interest margin................      4.22%     4.37%     4.34%     4.48%      4.67%        4.27%        4.21%
Overhead ratio(1)..................     54.43%    60.94%    57.19%    57.90%     60.06%       69.18%       73.48%
Other operating income to total
  income(2)........................     15.43%    12.90%    12.80%    13.03%     14.43%       13.56%       16.27%
Dividend payout....................     19.67%    41.13%    25.27%    22.24%     21.91%       24.64%       38.37%

CAPITAL RATIOS:
Average shareholders' equity to
  average assets...................      7.99%     7.85%     7.94%     8.78%      9.61%        9.14%        9.62%
Tier 1 risk-adjusted capital.......     10.00%    10.48%    10.61%    11.24%     12.99%        9.93%        9.26%
Total risk-adjusted capital........     11.25%    11.73%    11.87%    12.49%     14.11%       14.83%       15.34%
Tier 1 leverage....................      7.84%     7.92%     8.01%     8.26%      9.62%        9.93%        9.26%

RATIO OF EARNINGS TO FIXED
  CHARGES:(3)
Including deposit interest.........      1.57x     1.23x     1.39x     1.48x      1.50x        1.30x        1.31x
Excluding deposit interest.........      7.67x     4.26x     4.35x     6.05x      4.80x        2.34x        2.22x

CREDIT QUALITY RATIOS:
Reserve for credit losses to
  nonperforming assets.............    203.51%   382.60% 1,074.69%   141.15%  1,378.09%      256.43%      164.38%
Reserve for credit losses to loans
  and leases outstanding...........      1.62%     1.65%     1.69%     1.35%      1.17%        1.20%        1.26%
Net charge-offs to average loans
  and leases outstanding...........      0.14%     0.41%     0.31%     0.05%      0.17%       (0.02)%       0.18%
Nonperforming assets to loans,
  leases and other real estate
  owned............................      0.79%     0.43%     0.16%     0.96%      0.09%        0.47%        0.76%


------------------------------

(1) Operating expenses divided by the sum of taxable equivalent net interest income and other operating income.

(2) Other operating income as a percent of net interest income and other operating income.

(3) Earnings represent income before income taxes plus fixed charges. Fixed charges include interest expense and the proportion deemed representative of the interest factor of rental expense.

                  DESCRIPTION OF CAPITAL STOCK AND COMPARATIVE
                             RIGHTS OF SHAREHOLDERS

    Fifth Third is a corporation organized under the laws of the State of Ohio. Peoples is a corporation organized under the laws of the State of Indiana.

    Fifth Third is authorized to issue 500,000,000 shares of Fifth Third common stock, no par value, and 500,000 shares of Fifth Third preferred stock, no par value. As of June 30, 1999, Fifth Third had outstanding 271,234,131 shares of Fifth Third common stock and no shares of Fifth Third preferred stock. Pursuant to article fourth of Fifth Third's articles of incorporation, the board of directors of Fifth Third may, without further action of its shareholders: (1) divide into one or more new series the authorized shares of Fifth Third preferred stock which have not previously been designated, (2) fix the number of shares constituting any new series, and (3) fix the dividend rates, payment dates, whether dividend rights shall be cumulative or non-cumulative, conversion rights, redemption rights (including sinking fund provisions) and liquidation preferences. Except as otherwise provided by law, holders of any series of Fifth Third preferred stock shall not be entitled to vote on any matter.


    Peoples is authorized to issue 4,300,000 shares of Peoples common stock, no par value per share, consisting of 300,000 shares of Peoples voting common stock and 4,000,000 shares of Peoples non-voting common stock. As of September 15, 1999, Peoples had outstanding 264,096 shares of Peoples voting common stock and 2,837,711 shares of Peoples non-voting common stock.


    Set forth below is a description of Fifth Third common stock and Peoples common stock. This description and analysis are brief summaries of relevant provisions of the articles of incorporation and code of regulations of Fifth Third and Ohio law and of the articles of incorporation and bylaws of Peoples and Indiana law and are qualified in their entirety by reference to these documents.

VOTING RIGHTS

    Holders of both Fifth Third common stock and Peoples voting common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of Peoples non-voting common stock are not entitled to any voting powers except as required under the Indiana Business Corporation Law.

    Fifth Third's code of regulations provides for the division of its board of directors into three classes of approximately equal size. Directors of Fifth Third's board of directors are elected for three-year terms, and the terms of office of approximately one-third of the members of the classified board of directors expire each year. This classification of the board of Fifth Third may make it more difficult for a shareholder to acquire immediate control of Fifth Third and remove management by means of a hostile takeover. Since the terms of approximately one-third of the incumbent directors expire each year, at least two annual elections are necessary for the shareholders to replace a majority of directors, whereas a majority of the directors of a non-classified board of directors may be replaced in one annual meeting.

    The Peoples board of directors consists of nine members. Directors serve for terms of one year and until their respective successors are elected and qualified, or until their prior death, resignation, disqualification or removal from office or until there is a decrease in the number of directors.

    As stated above, Fifth Third is authorized to issue 500,000 shares of Fifth Third preferred stock, and its board of directors may designate various characteristics and rights of Fifth Third preferred stock, including conversion rights. Accordingly, Fifth Third's board of directors may authorize the conversion of shares of Fifth Third preferred stock into any number of shares of Fifth Third common stock and thus dilute the outstanding shares of Fifth Third common stock. Subject to the board's fiduciary duties, Fifth Third could issue convertible preferred stock with the purpose or effect of deterring or preventing a takeover of Fifth Third.

    The holders of Fifth Third common stock have the right to vote cumulatively in the election of directors. Under applicable Ohio law, unless a corporation's articles of incorporation are amended to provide that no shareholder of the corporation may cumulate his or her voting power, each shareholder has the right to vote cumulatively in the election of directors of the corporation if (1) written notice is given by any shareholder of the corporation to the president, a vice president or the secretary of such corporation, not less than forty-eight hours before the time fixed for holding the meeting at which directors are to be elected, indicating that the shareholder desires that voting for the election of directors be cumulative, and (2) announcement of the giving of this notice is made upon the convening of the meeting by the chairman or the secretary or by or on behalf of the shareholder giving the notice. In this event, each shareholder will be entitled to cumulate the voting power as he or she possesses and to give one nominee as many votes as the number of directors to be elected multiplied by the number of his or her shares, or to distribute these votes on the same principle among two or more candidates, as each shareholder sees fit. The availability of cumulative voting rights enhances the ability of minority shareholders to obtain representation on the board of directors.

    Peoples shareholders do not have a right to vote cumulatively in the election of directors. Therefore, each share of Peoples voting common stock is entitled to one vote in the election of any director. Holders of Peoples non-voting common stock have no vote in the election of Peoples' directors.

DIVIDENDS

    Holders of Fifth Third common stock and Peoples common stock are each entitled to dividends as and when declared by the respective boards of directors of each institution out of funds legally available for the payment of dividends. Fifth Third and Peoples have, in the past, declared and paid dividends on a quarterly basis, and intend to continue to do so in the immediate future in such amounts as their respective boards of directors shall determine.

    Most of the revenues of Fifth Third and Peoples available for payment of dividends derive from amounts paid to each corporation by its respective subsidiaries. Under applicable banking law, the total dividends declared in any calendar year by a national bank, state-chartered bank or a savings association are restricted by applicable federal and state law.

    The affiliates of Fifth Third include both state and nationally chartered banks and savings banks. Under the applicable regulatory limitations, during the year 1998, the affiliates of Fifth Third could declare aggregate dividends limited to their 1998 eligible net profits, as defined, and their retained 1997 and 1996 net income, without the approval of their respective regulators. The principal regulators of these affiliates have the statutory authority to prohibit a depository institution under their supervision from paying dividends. Neither Peoples nor any affiliate of Fifth Third has ever been prohibited from declaring dividends or restricted in paying any dividends declared.

    If, in the opinion of the applicable regulatory authority, a depository institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), the authority may require, after notice and hearing, that the bank cease and desist from the practice. The Federal Reserve Board has similar authority with respect to bank holding companies. In addition, the Federal Reserve Board, the Comptroller of the Currency and the Federal Deposit Insurance Corporation have issued policy statements which provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Finally, the regulatory authorities have established guidelines with respect to the maintenance of appropriate levels of capital by a bank, bank holding company or savings association under their jurisdiction. Compliance with the standards set forth in these guidelines could limit the amount of dividends which Fifth Third and Peoples, and their respective affiliates, may pay in the future.

PREEMPTIVE RIGHTS

    Neither shareholders of Fifth Third nor shareholders of Peoples have preemptive rights.

RIGHTS UPON LIQUIDATION

    In the event of any liquidation, dissolution or winding up of Fifth Third or Peoples, (so long as Fifth Third has not issued preferred stock), the holders of Fifth Third common stock and Peoples common stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of Fifth Third or Peoples (including the payment of all fees, taxes and other expenses incidental thereto), the remaining assets of Fifth Third or Peoples available for distribution. If Fifth Third preferred stock is issued, the holders of such Fifth Third preferred stock may have priority over the holders of Fifth Third common stock in the event of liquidation or dissolution.

INDEMNIFICATION AND PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES OR
  AGENTS

    Fifth Third's code of regulations provides for the indemnification of each director and officer of the corporation, to the fullest extent permitted by Ohio law, against all expenses and liabilities reasonably incurred by or imposed on him or her in connection with any proceeding or threatened proceeding in which he or she may become involved by reason of his or her being or having been a director or officer.

    The articles of incorporation of Peoples provide that Peoples shall indemnify any director, officer, employee or agent of Peoples or any person serving at the request of Peoples as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust, employee benefit plan or other organization or entity against any and all liability and reasonable expense that such person may incur in connection with or resulting from any claim, action, suit or proceeding, or civil, criminal, administrative or investigative action, or threat thereof, by reason of such person having served in such office. A person is entitled to this indemnification if either: (1) the person is wholly successful in any such claim, action, suit or proceeding, or (2) the person is not wholly successful but it is nevertheless determined that such person acted in good faith in what he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, either said person had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful.

    Section 23-1-37-9 of the Indiana Code provides for "mandatory indemnification," unless limited by the articles of incorporation, by a corporation against reasonable expenses incurred by a director who is wholly successful in the defense of any proceeding to which the director was a party by reason of the director being or having been a director of the corporation.
Section 23-1-37-10 of the Indiana Code states that a corporation may, in advance of the final disposition of a proceeding, reimburse reasonable expenses incurred by a director who is a party to a proceeding if (1) the director furnishes the corporation with a written affirmation of the director's good faith belief that the director has met the standard of conduct required and that the director will repay the advance if it is ultimately determined that he did not meet the standard of conduct, and (2) that those making the decision to reimburse the director determine that the facts then known would not preclude indemnification under the Indiana Business Corporation Law.

    Peoples' articles of incorporation further provide that Peoples board of directors may approve indemnification to the full extent permitted by applicable law and authorize Peoples to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Peoples, or is or was serving at the request of Peoples as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust, employee benefit plan or other organization or entity against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not Peoples would have power to indemnify him against such liability.

    If the merger is completed, Fifth Third will assume the obligations of Peoples for the indemnification of its officers and directors.

    Neither Fifth Third nor Peoples has any additional indemnification agreements with their directors or executive officers.

SHAREHOLDERS' MEETINGS; QUORUM

    Special meetings of Fifth Third's shareholders may be called at any time by the board of directors or by the shareholders of Fifth Third upon the written application of the holders of at least 25% of all Fifth Third capital stock entitled to vote on the matters to be considered at the meeting. These applications must set forth the purpose or purposes of the meeting. Special meetings of Peoples' shareholders may be called at any time by the board of directors, chairman of the board, the president, or by the holders of 25% of all shares outstanding and entitled to vote at the meeting.

    The presence in person or by proxy of the holders of a majority of the shares of stock entitled to vote at a meeting on every matter that is to be voted on constitutes a quorum under Fifth Third's code of regulations. Peoples' bylaws provide that, at all meetings of shareholders, a majority of the votes entitled to be cast on a matter, represented in person or by proxy, shall constitute a quorum for such matter.

QUALIFICATION OF DIRECTORS

    Peoples' bylaws provide that a director shall retire from the Peoples board of directors at the annual meeting following his 70th birthday provided, however, that a director who is also a bank officer may continue to serve on a year to year basis if elected to the Peoples board by Peoples' shareholders. Fifth Third does not have any similar provisions.

REMOVAL OF DIRECTORS

    Ohio law provides that the directors may remove any director: (1) if by order of court he has been found to be of unsound mind, or if he is adjudicated a bankrupt; or (2) if within sixty days, or within such other period of time as is prescribed in the articles or the regulations, from the date of his election he does not qualify by accepting in writing his election to the office or by acting at a meeting of the directors, and by acquiring the qualifications specified in the articles or the regulations; or if, for such period as is prescribed in the articles or the regulations, he ceases to hold the required qualifications.

    Where, as in the case of Fifth Third, the shareholders have a right to vote cumulatively in the election of directors, then, unless the articles or the regulations expressly provide that no director may be removed from office or that removal of directors requires a greater vote than that specified in this division, all the directors, all the directors of a particular class, or any individual director may be removed from office, without assigning any cause, by the vote of the holders of a majority of the voting power entitling them to elect directors in place of those to be removed, except that, unless all the directors, or all the directors of a particular class, are removed, no individual director shall be removed if the votes of a sufficient number of shares are cast against his removal that, if cumulatively voted at an election of all the directors, or all the directors of a particular class, as the case may be, would be sufficient to elect at least one director.

    Fifth Third's code of regulations provide that no director shall be removed without cause during his term of office and that any director may be removed for cause at any time by the action of the holders of record of a majority of the outstanding shares of Fifth Third common stock entitled to vote thereon at a meeting of the stockholders, and the vacancy in the board of directors caused by such removal may be filled by action of the stockholders at such meeting or any subsequent meeting.

    Indiana law provides that directors may be removed in any manner provided in the articles of incorporation. Additionally, the shareholders or directors may remove one or more directors unless the articles of incorporation or bylaws provide otherwise. If a director is elected by a voting group of shareholders, only the shareholders of that group may participate in the vote to remove that director. Where, as in the case of Peoples, cumulative voting is not authorized, a director may only be removed if the votes cast to remove the director exceed the votes cast not to remove that director.

    Peoples' bylaws provide that any or all of the members of the Peoples board of directors may be removed, without cause, at a meeting of the shareholders of Peoples called expressly for that purpose, by a vote of the holders of a majority of the shares then entitled to vote an election of directors. Any vacancy occurring in the Peoples board of directors, from whatever cause arising, shall be filled by a majority vote of the remaining members of the Peoples board; provided, however, that if such vacancy or vacancies leave the Peoples board of directors with no members or if the remaining members of the board are unable to agree on a successor, the vacancy may be filled by a vote of the shareholders at a special meeting called for that purpose or at the next annual meeting of shareholders. The term of a director elected or selected to fill a vacancy shall expire at the end of the term for which such director's predecessor was elected.

AMENDMENT TO ARTICLES OF INCORPORATION AND CODE OF REGULATIONS

    Ohio law provides that except in certain circumstances, amendments to a corporation's articles of incorporation must be adopted by the affirmative vote of the holders of shares entitling them to exercise two-thirds of the voting power of the corporation on the proposal or, if the articles provide or permit, by the affirmative vote of a greater or lesser proportion, but not less than a majority, of this voting power, and by such affirmative vote of the holders of shares of any particular class as is required by the articles.

    Except for amendments by the Fifth Third board of directors concerning the fixing of the terms of any series of Fifth Third preferred stock, Fifth Third's articles of incorporation contain no other provisions concerning amendments.

    Indiana law provides that, unless a greater vote is required under a specific provision of the Indiana corporate law or by a corporation's articles of incorporation or its board of directors, a corporation may amend its articles of incorporation upon the affirmative vote of the holders of a greater number of shares cast in favor of the amendment than the holders of shares cast against the amendment, unless the amendment creates dissenters' rights in which case a favorable vote of the holders of a majority of the outstanding shares entitled to vote is required. A corporation's board of directors may condition its submission of a proposed amendment to the shareholders of the corporation on any basis, including the requirement of the affirmative vote of holders of a greater percentage of the voting shares of the corporation than otherwise would be required under the Indiana corporate law. Peoples articles of incorporation do not contain provisions altering these matters.

    Ohio law provides that the code of regulations of a corporation may be amended, or new regulations may be adopted, by the shareholders at a meeting held for that purpose, by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the corporation on the proposal, or may be amended, or new regulations may be adopted, without a meeting by the written consent of the holders of shares entitling them to exercise two-thirds of the voting power on the proposal, or if the articles or regulations so provide or permit, by the affirmative vote or written consent of the holders of shares entitling them to exercise a greater or lesser proportion but not less than a majority of the voting power.

    Fifth Third's code of regulations provide that, except for certain provisions regarding the election and removal of directors (which may only be amended by the vote or consent of two-thirds of the voting power of Fifth Third), the Fifth Third code of regulations may be altered, amended or repealed at a meeting held for this purpose by the affirmative vote of the holders of shares of Fifth Third common stock entitling them to exercise a majority of the voting power or may be adopted without a meeting by the written consent of the holders of shares of Fifth Third common stock entitling them to exercise two-thirds of the voting power.

    Indiana law provides that, unless the articles of incorporation provide otherwise, only a corporation's board of directors may amend or repeal the corporation's bylaws. Peoples' articles of incorporation provide that Peoples' bylaws may be amended or repealed by the affirmative vote of the entire number of directors at that time.

VACANCIES ON THE BOARD OF DIRECTORS

    Ohio law provides that, unless the articles or the regulations otherwise provide, the remaining directors, though less than a majority of the whole authorized number of directors, may, by the vote of a majority of their number, fill any vacancy in the board for the unexpired term. A vacancy exists if the shareholders increase the authorized number of directors but fail at the meeting at which the increase is authorized, or an adjournment of that meeting, to elect the additional directors provided for, or if the shareholders fail at any time to elect the whole authorized number of directors. In case of any removal of a director pursuant to clause (3) in "--Removal of Directors" above, a new director may be elected at the same meeting for the unexpired term of each director removed. Failure to elect a director to fill the unexpired term of any director removed is deemed to create a vacancy in the board.

    Fifth Third's code of regulations provide that, except for vacancies created by the removal of a director (which is filled as stated above in "--Removal of Directors"), in the case of any increase in the number of directors, or any vacancy created by the death, resignation or otherwise of a director, the additional director or directors may be elected, or, as the case may be, the vacancy or vacancies may be filled either: (1) by the Fifth Third board of directors at any meeting by the affirmative vote of a majority of the remaining directors (though less than a quorum), or (2) by the holders of Fifth Third common stock entitled to vote thereon, either at an annual meeting of stockholders or at a special meeting called for that purpose.

    Provisions for filling vacancies in the Peoples board of directors are discussed above in "--Removal of Directors."

SUBSCRIPTION, CONVERSION, REDEMPTION RIGHTS; STOCK NONASSESSABLE

    Neither Fifth Third common stock nor Peoples common stock has subscription or conversion rights, and there are no mandatory redemption provisions applicable thereto. Shares of Fifth Third common stock issued to shareholders of Peoples pursuant to the affiliation agreement will be validly issued, fully paid and non-assessable, and will not, upon such issuance, be subject to preemptive rights of any shareholder of Fifth Third.

CHANGE-OF-CONTROL PROVISIONS

    The articles of incorporation and code of regulations of Fifth Third contain various provisions which could make more difficult a change-of-control of Fifth Third or discourage a tender offer or other plan to restructure Fifth Third. The ability of Fifth Third to issue shares of Fifth Third preferred stock may have the effect of delaying, deferring or preventing a change-of-control of Fifth Third. Fifth Third's classified board of directors may also make it more difficult for a shareholder to acquire immediate control of Fifth Third. Additionally, Ohio law contains provisions which would also make more difficult a change-of-control of Fifth Third or discourage a tender offer or other plan to restructure Fifth Third. The following discussion of some of these provisions is qualified in its entirety by reference to those particular statutory and regulatory provisions.

    OHIO CONTROL SHARE ACQUISITION ACT. Section 1701.831 of the Ohio Revised Code, the Ohio Control Share Acquisition Act, provides that any "control share acquisition" of an Ohio issuing public corporation shall be made only with the prior authorization of the shareholders of the issuing public corporation in accordance with the provisions of the Ohio Control Share Acquisition Act. A "control

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share acquisition" is defined under the Ohio Control Share Acquisition Act to mean the acquisition, directly or indirectly, by any person of shares of an issuing public corporation that, when added to all other shares of the issuing public corporation such person owns, would entitle such person, directly or indirectly, to exercise voting power in the election of directors within the following ranges: more than 20%, more than 33 1/3%, and a majority.

    The Ohio Control Share Acquisition Act also requires that the acquiring person must deliver an acquiring person statement to the Ohio issuing public corporation. The Ohio issuing public corporation must then call a special meeting of its shareholders to vote upon the proposed acquisition within 50 days after receipt of such acquiring person statement, unless the acquiring person agrees to a later date.

    The Ohio Control Share Acquisition Act further specifies that the shareholders of the Ohio issuing public corporation must approve the proposed control share acquisition by certain percentages at a special meeting of shareholders at which a quorum is present. In order to comply with the Ohio Control Share Acquisition Act, the acquiring person may only acquire the shares of the Ohio issuing public corporation upon the affirmative vote of (1) a majority of the voting power of the shares of the Ohio issuing public corporation common stock that is represented in person or by proxy at the separate special meeting, and (2) a majority of the voting power of the shares of the Ohio issuing public corporation common stock that is represented in person or by proxy at the special meeting excluding those shares of the Ohio issuing public corporation common stock deemed to be "interested shares" for purposes of the Ohio Control Share Acquisition Act.

    "Interested shares" are defined under the Ohio Control Share Acquisition Act to mean shares in respect of which the voting power is controlled by any of the following persons: (1) an acquiring person; (2) any officer of the Ohio issuing public corporation; or (3) any employee who is also a director of the Ohio issuing public corporation. "Interested shares" also include shares of the Ohio issuing public corporation common stock that are acquired by any person after the date of the first public disclosure of the proposed merger and the date of the special meeting, if either: (a) the aggregate consideration paid by such person, and any person acting in concert with him for such shares of the Ohio issuing public corporation common stock exceeds $250,000, or (b) the number of shares acquired by such person, and any person acting in concert with him, exceeds one-half of one percent of the outstanding shares of the Ohio issuing public corporation common stock.

    OHIO MERGER MORATORIUM STATUTE. Chapter 1704 of the Ohio Revised Code prohibits an issuing public corporation from engaging in a certain transactions with an interested shareholder for a period of three years following the date on which the person become an interested shareholder unless, prior to such date, the directors of the issuing public corporation approve either the transaction or the acquisition of shares pursuant to which such person became an interested shareholder. Fifth Third is an issuing public corporation for purposes of the statute. An interested shareholder is any person who is the beneficial owner of a sufficient number of shares to allow such person, directly or indirectly, alone or with others, including affiliates and associates, to exercise or direct the exercise of 10% of the voting power of the issuing public corporation in the election of directors.

    The transactions restricted by Chapter 1704 include:

    - any merger, consolidation, combination, or majority share acquisition between or involving an issuing public corporation and an interested shareholder or an affiliate or associate of an interested shareholder;

    - certain transfers of property, dividends, and issuance or transfers of shares, from or by an issuing public corporation or a subsidiary of an issuing public corporation to, with, or for the benefit of an interested shareholder or an affiliate or associate of an interested shareholder unless such transaction is in the ordinary course of business of the issuing public corporation on terms no more favorable to the interested shareholder than those acceptable to third parties as demonstrated by contemporaneous transactions; and

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    - certain transactions which (1) increase the proportionate share ownership of an interested shareholder, (2) result in the adoption of a plan or proposal for the dissolution, winding up of the affairs, or liquidation of the issuing public corporation if such plan is proposed by or on behalf of the interested shareholder, or (3) pledge or extend the credit or financial resources of the issuing public corporation to or for the benefit of the interested shareholder.

    After the initial three-year moratorium has expired, an issuing public corporation may engage in a transaction subject to Chapter 1704 if: (1) the acquisition of shares pursuant to which the person became an interested shareholder received the prior approval of the board of directors of the issuing public corporation, (2) the transaction subject to Chapter 1704 is approved by the affirmative vote of the holders of shares representing at least two-thirds of the voting power of the issuing public corporation and by the holders of shares representing at least a majority of voting shares which are not beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder, or (3) the transaction subject to Chapter 1704 meets certain statutory tests designed to ensure that it be economically fair to all shareholders.

    OHIO TENDER OFFER PROCEDURES. Ohio law also provides that an offeror may not make a tender offer or request or invitation for tenders that would result in the offeror beneficially owning more than 10% of any class of the target company's equity securities unless such offeror files certain information with the Ohio Division of Securities and provides such information to the target company and the offerees within Ohio. The Ohio Division of Securities may suspend the continuation of the control bid if it determines that the offeror's filed information does not provide full disclosure to the offerees of all material information concerning the control bid. The statute also provides that an offeror may not acquire any equity security of a target company within two years of the offeror's previous acquisition of any equity security of the same target company pursuant to a control bid unless the Ohio offerees may sell such security to the offeror on substantially the same terms as provided by the previous control bid. The statute does not apply to a transaction if either the offeror or the target company is a savings and loan or bank holding company and the proposed transaction requires federal regulatory approval.

    Indiana law also contains provisions which would also make more difficult a change-of-control of Peoples or discourage a tender offer or other plan to restructure Peoples. The following discussion of some of these provisions is qualified in its entirety by reference to those particular statutory and regulatory provisions.

    INDIANA CONTROL SHARE ACQUISITION ACT. Section 23-1-42-5 of the Indiana Code provides that "control shares" of an "issuing public corporation" acquired in a "control share acquisition" have only such voting rights as are conferred by Section 23-1-42-9 of the Indiana Code. "Control shares" are defined as shares that, except for the Indiana Control Share Acquisition Act, would have voting power with respect to shares of an Indiana issuing public corporation that, when added to all other shares of the Indiana issuing public corporation such person owns or may vote, would entitle that person immediately after the acquisition of the shares (either directly or indirectly, alone or part of a group), to exercise voting power in the election of directors within any of the following ranges: more than 20%, more than 33 1/3%, and a majority. A "control share acquisition" is defined as the direct or indirect acquisition by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Among other things, the acquisition of shares of an Indiana issuing public corporation pursuant to a merger effected in compliance with Section 23-1-40 of the Indiana Code is not a "control share acquisition" if the Indiana issuing public corporation is a party to the agreement of merger.

    Any person, however, who does propose to make or has made a control share acquisition may deliver an acquiring person statement to the issuing public corporation disclosing the identity of such person and the number of shares such person has acquired, and may request a special meeting of the Indiana issuing public corporation's shareholder to determine the voting rights to be accorded to the

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shares acquired in the control share acquisition. Within 10 days after receiving the acquiring person statement, the directors of the Indiana issuing public corporation must call a special meeting of its shareholders which is to be held within 50 days after receipt of the request. If no request is made, the voting rights to be accorded to the shares acquired in the control share acquisition will be presented to the next annual or special meeting of shareholders.

    To be approved, a resolution determining the voting rights of shares acquired in a control share acquisition must be approved by: (1) each voting group entitled to vote separately on the proposal by a majority of all the votes entitled to be cast by that voting group, and (2) each voting group entitled to vote separately on the proposal by a majority of all the votes entitled to be cast by that group excluding all "interested shares." "Interested shares" are defined as shares in respect of which any of the following persons may exercise or direct the voting power in the election of directors: (a) an acquiring person or member of a group with respect to a control share acquisition, (b) any officer of the Indiana issuing public corporation, or (c) any employee of the Indiana issuing public corporation who is also a director.

    If control shares of an Indiana issuing public corporation acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, then all shareholders of the Indiana issuing public corporation are entitled to dissenters' rights as provided in the Indiana Control Share Acquisition Act.

    If authorized pursuant to a corporation's articles of incorporation or bylaws, control shares acquired in a control share acquisition with respect to which no acquiring person statement has been filed may be redeemed by the Indiana issuing public corporation pursuant to the procedures adopted by the corporation. If an acquiring person statement has been filed, the control shares are not subject to redemption unless they are not accorded full voting rights by the shareholders.

    Because Peoples is a party to the affiliation agreement and the merger will be effected in compliance with Section 23-1-40 of the Indiana Code, and because Peoples' bylaws provide that the provisions of Indiana Code 23-1-42 are not applicable to Peoples, the merger is not subject to the Indiana Control Share Acquisition Act.

    INDIANA BUSINESS COMBINATIONS. Indiana law prohibits, in general, any business combination, such as a merger or consolidation, between an Indiana corporation with shares of its voting stock registered under the federal securities laws or that makes an election under the Indiana corporate law, and an "interested shareholder" (defined as any owner of 10% or more of the corporation's stock) for five years after the date on which such shareholder became an interested shareholder, unless the stock acquisition which caused the person to become an interested shareholder was approved in advance by the corporation's board of directors. This so-called "five-year freeze" provision of the Indiana corporate law is effective even if all parties should subsequently decide that they wish to engage in the business combination. Peoples' board of directors adopted a resolution approving Fifth Third as an interested shareholder in advance of the execution of the affiliation agreement.

    INDIANA TAKEOVER OFFER PROCEDURES. Indiana law also provides that a person may not make a tender offer or request or invitation for tenders that would result in the offeror beneficially owning more than 10% of any class of the target company's equity securities unless, before making the takeover offer, such offeror files certain information with the Indiana Securities Commissioner and provides such information to the target company and the offerees. The statute provides that no takeover offer may be made which is not made to all offerees holding the same class of equity securities of the target company on substantially equivalent terms. No shares may be purchased or paid for pursuant to the takeover offer within the first 20 business days after the offer is made.

    The Indiana Securities Commissioner must hold a hearing on the takeover offer within 20 business days after the required statement is filed. Following the hearing and within 20 business days after a

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statement is filed, the Indiana Securities Commissioner may prohibit the purchase of the shares tendered in response to the takeover offer or condition their purchase if the commissioner finds that: (1) the takeover statement fails to provide full and fair disclosure to the offerees of all material information concerning the takeover offer, or (2) the takeover offer is not made to all offerees of the same class of equity securities of the target company on substantially equivalent terms.

    The statute also provides that an offeror may not acquire any equity security of a target company within two years following the conclusion of a takeover offer with respect to that class, unless the holder of that equity security is also afforded, at the time of that acquisition, a reasonable opportunity to dispose of that security to the offeror on substantially equivalent terms.

    The statute does not apply to a transaction if the target company is a bank holding company and the proposed transaction requires federal regulatory approval. Accordingly, this provision does not apply to the merger.

CONSIDERATION OF NON-SHAREHOLDER INTERESTS

    Ohio law provides that a director, in determining what he reasonably believes to be in the best interests of the corporation, shall consider the interests of the corporation's shareholders and, in his discretion, may consider any of the following: (1) the interests of the corporation's employees, suppliers, creditors, and customers; (2) the economy of the state and nation;
(3) community and societal considerations; and (4) the long-term as well as short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

    Indiana law specifically authorizes directors, in considering the best interests of a corporation, to consider the short-term and long-term interests of the corporation as well as the effects of any action on shareholders, employees, suppliers and customers of the corporation and communities in which offices or other facilities of the corporation are located, and any other factors the directors consider pertinent. Under the Indiana corporate law, directors are not required to approve a proposed corporate action if the directors determine in good faith after considering and weighing as they deem appropriate the effect of such action on the corporation's constituents that such approval is not in the best interest of the corporation. In addition, the Indiana corporate law states that directors are not required to redeem any rights under or render inapplicable a shareholder rights plan or to take or decline to take any other action solely because of the effect such action might have on a proposed acquisition of control of a corporation or the amounts to be paid to shareholders under such an acquisition. Indiana law explicitly provides that the different or higher degree of scrutiny imposed under the Delaware General Corporation Law with respect to Delaware corporations and certain other jurisdictions upon director actions taken in response to potential changes-of-control will not apply. Any determination made with respect to the foregoing by a majority of the disinterested directors will conclusively be presumed to be valid unless it can be demonstrated that such determination was not made in good faith.

    Additionally, Peoples' articles of incorporation state that, in addition to considering the adequacy of the consideration to be paid in the transaction, the Peoples board shall consider, in connection with the exercise of its judgment in determining the best interests of Peoples and its shareholders when evaluating a proposal by another person to acquire some material part or all of the business or properties of Peoples, all of the following factors and any other factors it deems relevant:

    - the social and economic effects of the transaction on Peoples and its subsidiaries and their employees, customers, creditors and communities in which Peoples and its subsidiaries operate or are located;

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    - the business and financial condition and earnings prospects of the acquiring person or persons, including, but not limited to, debt service and other existing or likely financial obligations of the acquiring person or persons and their affiliates and associates, and the possible effect of such conditions upon Peoples and its subsidiaries and the communities in which Peoples and its subsidiaries operate or are located; and

    - the competence, experience, and integrity of the acquiring person or persons and its or their management and affiliates and associates.

                        EFFECT OF GOVERNMENTAL POLICIES

    The earnings of both Peoples and Fifth Third and their subsidiaries are affected not only by domestic and foreign economic conditions, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board, foreign governments and other official agencies. The Federal Reserve Board can and does implement national monetary policy, such as the curbing of inflation and combating of recession, by its open market operations in United States Government securities, control of the discount rate applicable to borrowings and the establishment of reserve requirements against deposits and certain liabilities of depository institutions. The actions of the Federal Reserve Board influence the growth of bank loans, investments and deposits and affect interest rates charged on loans or paid on deposits. The nature and impact of future changes in monetary and fiscal policies are not predictable.

    From time to time various proposals are made in the United States Congress and in state legislatures and before various regulatory authorities that would alter the powers or the existing regulatory framework for banks, bank holding companies, savings banks and other financial institutions. It is impossible to predict whether any of the proposals will be adopted and the impact, if any, of their adoption on the business of Peoples or Fifth Third and their subsidiaries.

                      REGULATION OF FINANCIAL INSTITUTIONS

    The following is a discussion of some of the regulatory requirements applicable to bank holding companies and banks. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. In addition to being governed by federal and state laws specifically governing bank holding companies, banks and savings banks, Fifth Third, Peoples and each of their respective subsidiaries are also governed by the corporate law of their state of incorporation to the extent these laws do not conflict with the laws specifically governing bank holding companies, banks and savings banks.

HOLDING COMPANY REGULATION

    As bank holding companies, Fifth Third and Peoples are registered with and subject to regulation by the Federal Reserve Board. A bank holding company is required to file with the Federal Reserve Board an annual report and such additional information as the Federal Reserve Board may require pursuant to the Bank Holding Company Act.

    The Federal Reserve Board also may make examinations of a holding company and each of its subsidiaries. The Bank Holding Company Act requires that the Federal Reserve Board must first approve a bank holding company's acquisition of substantially all of the assets of any bank, or acquisition of ownership or control of any voting shares of any bank if, after such acquisition, the bank holding company would own or control directly or indirectly, more than 5% of the voting shares of such bank.

    The Bank Holding Company Act also restricts the types of businesses and operations in which a bank holding company and its subsidiaries (other than bank subsidiaries) may engage. Generally,

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permissible activities are limited to banking and activities found by the
Federal Reserve Board to be so closely related to banking as to be a proper incident thereto.

CAPITAL REQUIREMENTS

    The Federal Reserve Board, the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation maintain guidelines to implement risk-based capital requirements for bank holding companies, state member banks, national banks and state non-member banks, respectively. The guidelines provide for a systematic analytical framework that makes regulatory capital requirements more sensitive to differences in risk profiles among banking organizations, takes off-balance sheet exposures into explicit account in assessing capital adequacy and minimizes disincentives to holding liquid, low-risk assets.

    Under the guidelines, banking organizations are required to have capital equivalent to 8% of assets, weighted by risk. Banking organizations must have at least 4% Tier 1 capital, which consists of core capital elements including common shareholders' equity, retained earnings and perpetual preferred stock, to risk weighted assets. The other half of required capital (Tier 2) can include, among other supplementary capital elements, limited-life preferred stock and subordinated debt and loan loss reserves up to certain limits. The banking regulatory authorities also require institutions to have a minimum leverage ratio (Tier 1 capital to average assets) of 4%.

    Under Federal Reserve Board policy, a holding company is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each of its subsidiaries. This support may be required at times when the holding company may not find itself able to provide it.

    Fifth Third, and each of its subsidiary depository institutions, is in compliance with both the current leverage ratios and the final risk-based capital standards. As of June 30, 1999, Fifth Third had a leverage ratio of 10.27%, its Tier 1 risk-based capital ratio was 12.13% and its total risk-based capital ratio was 14.13%.

    Peoples and Peoples Bank and Trust Company are in compliance with both the current leverage ratios and the final risk-based capital standards. As of June 30, 1999, Peoples had a leverage ratio of 7.84%, its Tier 1 risk-based capital ration was 10.00% and its total risk-based capital ratio was 11.25%.

REGULATION OF BANKS

    The operations of the subsidiary banks of Fifth Third and Peoples are subject to requirements and restrictions under federal and state law, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services which may be offered. Various consumer laws and regulations also affect the operations of these banking subsidiaries.

    National banks are subject to the supervision of and are regularly examined by the Comptroller of the Currency. In addition, national banks must be members of the Federal Reserve System and their deposits are insured by the Federal Deposit Insurance Corporation and, as such, are subject to regulation and examination by each agency. Federal savings banks are subject to the supervision and regulation of the Office of Thrift Supervision. State-chartered banking corporations are subject to federal and state regulation of their business and activities, including, in the case of banks chartered in Ohio, by the Ohio Division of Financial Institutions, in the case of banks chartered in Kentucky, by the Kentucky Department of Financial Institutions, in the case of banks chartered in Indiana, by the Indiana Department of Financial Institutions, and in the case of banks chartered in Florida, the Florida Department of Banking and Finance.

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                                 LEGAL MATTERS

    Certain legal matters will be passed upon for Peoples by Barnes & Thornburg, Indianapolis, Indiana. Counsel employed by Fifth Third Bank has rendered his opinion that the shares of Fifth Third common stock to be issued to the shareholders of Peoples in connection with the merger have been duly authorized and, if issued pursuant to the affiliation agreement, will be validly issued, fully paid and non-assessable under the current laws of the State of Ohio. Graydon, Head & Ritchey, Cincinnati, Ohio, will render its opinion to Fifth Third with respect to certain federal income tax consequences of the merger.

                                    EXPERTS

    The consolidated financial statements of Fifth Third incorporated in this document by reference from Fifth Third Bancorp's Annual Report on Form 10-K for the year ended December 31, 1998, as amended, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The consolidated financial statements of Peoples incorporated in this document by reference from Peoples' Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Crowe, Chizek and Company LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    Fifth Third and Peoples file annual, quarterly and special reports, proxy statements and other information with the SEC. Shareholders may read and copy reports, proxy statements and other information filed by Fifth Third and Peoples at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, 13th Floor, New York, New York 10048; or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Fifth Third's and Peoples' reports and other information are also available from commercial document retrieval services and at the SEC's website located at http://www.sec.gov.

    Fifth Third has filed a registration statement to register with the SEC the shares of Fifth Third common stock to be issued to Peoples shareholders in the merger. This document is part of that registration statement and constitutes a prospectus of Fifth Third as well as a proxy statement of Peoples for the special meeting.

    As allowed by SEC rules, this document does not contain all the information that shareholders can find in the Fifth Third registration statement or the exhibits to the Fifth Third registration statement.

    The SEC allows Fifth Third and Peoples to "incorporate by reference" information into this document, which means that they can disclose important information to shareholders by referring them to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information contained directly in the other document.

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    This document incorporates by reference the documents set forth below:

    FIFTH THIRD SEC FILINGS:

       - Fifth Third's Annual Report on Form 10-K for the year ended December 31, 1998, as amended;

       - Fifth Third's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999;

       - Fifth Third's Current Report on Form 8-K filed with the SEC on June 17, 1999; and

       - Fifth Third's Proxy Statement dated February 9, 1999.

    PEOPLES SEC FILINGS:

       - Peoples' Annual Report on Form 10-K for the year ended December 31,
         1998;

       - Peoples' Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1999;

       - Peoples' Current Report on Form 8-K filed with the SEC on July 13, 1999; and

       - Peoples' Registration Statement on Form 8-A filed with the SEC on November 22, 1993.

    Additional documents that Fifth Third and Peoples may file with the SEC between the date of this Document and the date of the special meeting of Peoples' shareholders are also incorporated by reference. These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.


    Copies of any of the documents incorporated by reference into this document (excluding exhibits unless the exhibits are specifically incorporated into this document) are available without charge upon written or oral request from Paul L. Reynolds, Assistant Secretary, Fifth Third Bancorp, Fifth Third Center, Cincinnati, Ohio 45263 (telephone number: (513) 579-5300), as relates to Fifth Third, and from Charles R. Hageboeck, Chief Financial Officer and Secretary, Peoples Bank Corporation of Indianapolis, 130 East Market Street, Indianapolis, Indiana 46204 (telephone number: (317) 237-8121) as relates to Peoples. In order to ensure timely delivery of the documents, any request should be made by October 20, 1999.



    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT TO VOTE YOUR SHARES AT THE SPECIAL MEETING. NO ONE HAS BEEN AUTHORIZED TO PROVIDE ANY INFORMATION THAT IS DIFFERENT FROM WHAT IS
CONTAINED IN THIS DOCUMENT. THIS DOCUMENT IS DATED SEPTEMBER   , 1999.
SHAREHOLDERS SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND NEITHER THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS NOR THE ISSUANCE OF FIFTH THIRD COMMON STOCK IN THE MERGER WILL CREATE ANY IMPLICATION TO THE CONTRARY.


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                                    ANNEX A
                             AFFILIATION AGREEMENT

    This Affiliation Agreement (this "Agreement") dated as of July 12, 1999 is entered into by and between FIFTH THIRD BANCORP, a corporation organized and existing under the corporation laws of the State of Ohio with its principal office located in Cincinnati, Hamilton County, Ohio ("Fifth Third"), and PEOPLES BANK CORPORATION OF INDIANAPOLIS, a corporation organized and existing under the corporation laws of the State of Indiana, with its principal office located in Indianapolis, Marion County, Indiana ("Peoples Bank Corporation").

                              W I T N E S S E T H:

    WHEREAS, Fifth Third is a registered multi-bank holding company under the Bank Holding Company Act of 1956, as amended, and Peoples Bank Corporation is a registered bank holding company registered under the Bank Holding Company Act of 1956, as amended, and Fifth Third and Peoples Bank Corporation desire to effect a merger under the authority and provisions of the corporation laws of the State of Ohio and the State of Indiana pursuant to which at the Effective Time (as herein defined in Section IX) Peoples Bank Corporation will be merged with and into Fifth Third, with Fifth Third as the surviving corporation (the "Merger");

    WHEREAS, Peoples Bank Corporation owns all of the issued and outstanding stock of Peoples Bank & Trust Company, an Indiana banking corporation ("Bank Subsidiary"), which, at the Effective Time, will be merged with and into Fifth Third's wholly-owned subsidiary Fifth Third Bank, Indiana, an Indiana banking corporation ("Fifth Third Bank, Indiana"), with Fifth Third Bank, Indiana as the surviving corporation (the "Subsidiary Merger");

    WHEREAS, the Board of Directors of Peoples Bank Corporation has determined that it is in the best interests of Peoples Bank Corporation and its stockholders to consummate the Merger and the Subsidiary Merger, subject to the terms and conditions set forth herein;

    WHEREAS, the Board of Directors of Fifth Third has determined that it is in the best interests of Fifth Third and its stockholders to consummate the Merger and the Subsidiary Merger, subject to the terms and conditions set forth herein;

    WHEREAS, under the terms of this Agreement each Voting Common Share, without par value of Peoples Bank Corporation ("Peoples Voting Common Stock") and each Nonvoting Common Share, without par value of Peoples Bank Corporation ("Peoples Nonvoting Common Stock" and, together with the Peoples Voting Common Stock, the "Peoples Bank Corporation Common Stock"), which is issued and outstanding (excluding any treasury shares) immediately prior to the Effective Time will at the Effective Time be canceled and extinguished and converted into shares of Common Stock, without par value, of Fifth Third ("Fifth Third Common Stock"), all as more fully provided in this Agreement;

    WHEREAS, the parties to this Agreement intend that the Merger qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and for pooling-of-interests accounting treatment;

    WHEREAS, prior to the date hereof, the Board of Directors of Peoples Bank Corporation has approved, adopted and recommended this Agreement and the Merger, upon the terms and subject to the conditions set forth herein (including for purposes of Chapter 43 of the Indiana Business Corporation Law (the "IBCL"));

    NOW, THEREFORE, in consideration of the mutual covenants herein contained, Fifth Third and Peoples Bank Corporation, agree together as follows:

  ARTICLE I. MODE OF EFFECTUATING CONVERSION OF SHARES; EFFECTS OF THE MERGER

A. THE MERGER. Upon the terms and conditions set forth in the Agreement, Peoples Bank Corporation shall be merged with and into Fifth Third.

B.  TREATMENT OF FIFTH THIRD STOCK.  At the Effective Time (as defined in
Article IX) all of the shares of Fifth Third Common Stock that are issued and outstanding or held by Fifth Third as treasury shares immediately prior to the Effective Time will remain unchanged and will remain outstanding or as treasury shares, as the case may be, of the surviving corporation. Any stock options, subscription rights, warrants or other securities outstanding immediately prior to the Effective Time, entitling the holders to subscribe for purchase of any shares of the capital stock of any class of Fifth Third, and any securities outstanding at such time that are convertible into shares of the capital stock of any class of Fifth Third will remain unchanged and will remain outstanding, with the holders thereof entitled to subscribe for, purchase or convert their securities into the number of shares of the class of capital stock of Fifth Third to which they are entitled under the terms of the governing documents.

C. TREATMENT OF PEOPLES BANK CORPORATION STOCK. 1. At the Effective Time, each share of Peoples Bank Corporation Common Stock (excluding treasury shares) that is issued and outstanding immediately prior to the Effective Time will be converted by virtue of the Merger and without further action, into 1.09 shares of Fifth Third Common Stock (the "Exchange Ratio"), or cash in lieu thereof for fractional shares, if any, as described in Section I.E. below, subject to adjustment as provided in Section I.F. below. At the Effective Time, all shares of Peoples Bank Corporation Common Stock held as treasury shares and all shares of Peoples Bank Corporation Common Stock owned by Fifth Third or any of its wholly owned subsidiaries (other than in a fiduciary, custodial or similar capacity or owned as a result of a debt previously contracted) will be canceled and terminated and no shares of Fifth Third or other consideration will be issued in exchange therefor.

    2. At the Effective Time, each award, option, or other right to purchase or acquire shares of Peoples Bank Corporation Common Stock pursuant to stock options ("Peoples Bank Corporation Rights") granted by Peoples Bank Corporation under the Peoples Bank Corporation of Indianapolis Stock Option Plan, the Peoples Bank Corporation of Indianapolis 1998 Stock Option Plan, as amended, or the Peoples Bank Corporation of Indianapolis Directors Stock Option Plan ("Stock Plans"), which are outstanding at the Effective Time, whether or not vested or exercisable, shall automatically be converted into and become options with respect to Fifth Third Common Stock, and Fifth Third shall assume each Peoples Bank Corporation Right, in accordance with the same terms and conditions of the Stock Plans and stock option agreement by which the Peoples Bank Corporation Right is evidenced, except from and after the Effective Time, (i) Fifth Third and its Compensation Committee shall be substituted for the Committee of Peoples Bank Corporation's Board of Directors (including, if applicable, the entire Board of Directors of Peoples Bank Corporation) administering such Stock Plans,
(ii) each Peoples Bank Corporation Right assumed by Fifth Third may be exercised solely for shares of Fifth Third Common Stock, (iii) the number of shares of Fifth Third Common Stock subject to such Peoples Bank Corporation Right shall be equal to the number of shares of Peoples Bank Corporation Common Stock subject to such Peoples Bank Corporation Right immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iv) the per share exercise price under each such Peoples Bank Corporation Right shall be adjusted by dividing the per share exercise price under each such Peoples Bank Corporation Right by the Exchange Ratio and rounding up to the nearest four decimal places. Notwithstanding, the provisions of clause (iii) of the preceding sentence, Fifth Third shall not be obligated to issue any fraction of a share of Fifth Third Common Stock upon exercise of Peoples Bank Corporation Rights and any fraction of a share of Fifth Third Common Stock that otherwise would be subject to a converted Peoples Bank Corporation Right shall represent the right to receive a cash payment equal to the product of such fraction and the excess, if any, of the Applicable Market Value Per Share of Fifth Third Common Stock as defined in
Article I Section E hereof (but calculated as of the date of exercise) over the per share exercise price of such Peoples Bank Corporation Right (as adjusted in accordance with subparagraph (iv) of this Section I.C.2). Any stock appreciation award or right issued by Peoples Bank Corporation under the Stock Plans shall likewise be converted into the right to receive cash value in accordance with the terms of such award on the basis of the value of the number of shares of Fifth Third Common Stock into which the number of shares of Peoples Bank Corporation Common Stock covered by such award would be converted at the Effective Time on the basis of the Exchange Ratio with the exercise price thereof adjusted in the same manner as the exercise prices of Peoples Bank Corporation Rights are to be adjusted as provided above. In addition, notwithstanding the foregoing, each Peoples Bank Corporation Right which is an "incentive stock option" shall be adjusted as required by Section 424 of the Code so as not to constitute a modification, extension, or renewal of the option, within the meaning of Section 424(h) of the Code. Fifth Third agrees to take all reasonable steps which are necessary to effectuate the foregoing provisions of this Section.

    3. At or prior to the Effective Time, Fifth Third shall take all corporate action necessary to reserve for issuance sufficient shares of Fifth Third Common Stock for delivery upon exercise of Peoples Bank Corporation Rights assumed by Fifth Third in accordance with this Section.

    4. As soon as practicable after the Effective Time, Fifth Third shall deliver to each holder of Peoples Bank Corporation Rights appropriate notices setting forth such holders' rights pursuant to the Stock Plans, and the agreements evidencing the grants of such Peoples Bank Corporation Rights shall continue in effect on the same terms and conditions (subject to the conversion required by this Section I.C. after giving effect to the Merger and the assumption by Fifth Third as set forth above). To the extent necessary to effectuate the provisions of this Section I.C., Fifth third shall deliver new or amended agreements reflecting the terms of each of the Peoples Bank Corporation Rights assumed by Fifth Third and amend the Stock Plans to reflect the terms hereof.

    5. As soon as practical after the Effective Time, Fifth Third shall file, a registration statement on the appropriate form with respect to shares of Fifth Third Common Stock subject to such Peoples Bank Corporation Rights and shall use its reasonable efforts to maintain the effectiveness of such registration statements (and maintain the current status of the prospectus or prospectuses with respect thereto), for so long as such Peoples Bank Corporation Rights remain outstanding.

D. STATUS OF PEOPLES BANK CORPORATION COMMON STOCK. At the Effective Time, all of the shares of Peoples Bank Corporation Common Stock, whether issued or unissued (including treasury shares), will be canceled and extinguished and the holders of certificates for shares thereof shall cease to have any rights as shareholders of Peoples Bank Corporation, other than the right to receive any dividend or other distribution with respect to such Peoples Bank Corporation Common Stock with a record date occurring prior to the Effective Time and the right to receive the consideration provided in this Article I. After the Effective Time, there shall be no transfers on the stock transfer books of Peoples Bank Corporation of shares of Peoples Bank Corporation Common Stock.

E. EXCHANGE PROCEDURES. 1. After the Effective Time, each holder of a certificate or certificates for shares of Peoples Bank Corporation Common Stock as of the Effective Time, upon surrender of the same duly transmitted to Fifth Third Trust Department, as exchange agent (the "Exchange Agent") (or in lieu of surrendering such certificates in the case of lost, stolen, destroyed or mislaid certificates, upon execution of such documentation as may be reasonably required by Fifth Third), shall be entitled to receive in exchange therefor a certificate or certificates representing the number of whole shares of Fifth Third Common Stock into which such holder's shares of Peoples Bank Corporation Common Stock shall have been converted by the Merger pursuant to the Exchange Ratio, plus a cash payment for any fraction of a share to which the holder is entitled, in lieu of such fraction of a share, without any interest thereon, equal in amount to the product resulting from multiplying such fraction by the average per share closing price of Fifth Third Common Stock as reported on the NASDAQ National Market System for the ten trading days prior to and including the Effective Time (the "Applicable Market Value Per Share of Fifth Third Common Stock"). Within seven (7) business days after the Effective Time, the Exchange Agent will send a notice and transmittal form to each Peoples Bank Corporation shareholder of record at the Effective Time advising such shareholder of the effectiveness of the Merger and the procedures for surrendering to the Exchange Agent outstanding certificates formerly evidencing Peoples Bank Corporation Common Stock in exchange for new certificates of Fifth Third Common Stock and cash in lieu of fractional shares. Until so surrendered, each outstanding certificate that prior to the Effective Time represented shares of Peoples Bank Corporation Common Stock shall be deemed for all corporate purposes to represent the right to receive the number of full shares of Fifth Third Common Stock and cash in lieu of fractional share interests into which the same shall have been converted; provided, however, that dividends or distributions otherwise payable with respect to shares of Fifth Third Common Stock into which Peoples Bank Corporation Common Stock shall have been so converted shall be paid with respect to such shares only when the certificate or certificates evidencing shares of Peoples Bank Corporation Common Stock shall have been so surrendered (or in lieu of surrendering such certificates in the case of lost, stolen, destroyed or mislaid certificates, upon execution of such documentation as may be reasonably required by Fifth Third) and thereupon any such dividends and distributions shall be paid, without interest, to the holder entitled thereto subject however to the operation of any applicable escheat or similar laws relating to unclaimed funds.

    2. Any portion of the Exchange Fund that remains unclaimed by the shareholders of Peoples Bank Corporation for twelve (12) months after the Effective Time shall be paid to Fifth Third. Any shareholders of Peoples Bank Corporation who have not theretofore complied with this Paragraph E of this
Article I shall thereafter only look to Fifth Third for payment of the shares of Fifth Third Common Stock and cash in lieu of any fractional shares deliverable in respect of each share of Peoples Bank Corporation Common Stock such stockholder holds as determined pursuant to this Agreement, without any interest thereon. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Peoples Bank Corporation Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

F. ADJUSTMENTS TO EXCHANGE RATIO. The Exchange Ratio referred to in Section I.C. shall be adjusted so as to give the Peoples Bank Corporation shareholders the economic benefit of any stock dividends, reclassifications, recapitalizations, split-ups, exchanges of shares, or combinations or subdivisions of Fifth Third Common Stock declared (with a record date prior to the Effective Time) or effected between the date of this Agreement and the Effective Time. In particular, without limiting the foregoing, if, prior to the Effective Time, Fifth Third should split, reclassify or combine the Fifth Third Common Stock, or pay a stock dividend or other stock distribution in Fifth Third Common Stock, as of a record date prior to the Effective Time, appropriate adjustments (rounded to the nearest one-ten-thousandth of a share of Fifth Third Common Stock) will be made to the Exchange Ratio and the total number of shares of Fifth Third Common Stock to be issued in the transaction so as to maintain the proportional interest in Fifth Third Common Stock which the shareholders of Peoples Bank Corporation would otherwise have received. If, between the date hereof and the Effective Time, Fifth Third shall consolidate with or be merged with or into any other corporation (a "Business Combination") and the terms thereof shall provide that Fifth Third Common Stock shall be converted into or exchanged for the shares of any other corporation or entity, then provision shall be made as part of the terms of such Business Combination so that (i) each shareholder of Peoples Bank Corporation who would be entitled to receive shares of Fifth Third Common Stock pursuant to this Agreement shall be entitled to receive, in lieu of each share of Fifth Third Common Stock issuable to such shareholder as provided herein, the same kind and amount of securities or assets as such shareholder would have received with respect to such shares if the merger would have been consummated, and such shareholder had received shares of Fifth Third Common Stock prior to the consummation of such Business Combination. In the event between the date of this Agreement and the Effective Time, Fifth Third has declared or engaged in the distribution of any of its assets (other than a regular cash dividend), or declared or effected the distribution of equity securities of any business entity to the Fifth Third shareholders, then the Exchange Ratio shall be increased in such amount so that the equivalent fair market value of such transaction shall also be distributed to the Peoples Bank Corporation shareholders, as of the Effective Time.

G. EFFECTIVENESS OF MERGER; SURVIVING CORPORATION. When all necessary documents have been filed and recorded in accordance with the laws of the States of Ohio and Indiana, or at such later time as shall be specified therein, the Merger shall become effective, the separate existence of Peoples Bank Corporation shall cease and Peoples Bank Corporation shall be merged into Fifth Third (which will be the "Surviving Corporation"), and which shall continue its corporate existence under the laws of the State of Ohio under the name "Fifth Third Bancorp".

H. ARTICLES OF THE SURVIVING CORPORATION. The Second Amended Articles of Incorporation, as amended, of Fifth Third of record with the Secretary of State of Ohio as of the Effective Time shall be the Articles of Incorporation of the Surviving Corporation, until further amended as provided by law.

I. DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION. The Directors of Fifth Third who are in office at the Effective Time shall be the directors of the Surviving Corporation, each of whom shall continue to serve as a Director for the term for which he was elected, subject to the Regulations of the Surviving Corporation and in accordance with applicable law. The officers of Fifth Third who are in office at the time the Merger becomes effective shall be the officers of the Surviving Corporation, subject to the Regulations of the Surviving Corporation and in accordance with law.

J. REGULATIONS OF THE SURVIVING CORPORATION. The Regulations of Fifth Third at the Effective Time shall be the Regulations of the Surviving Corporation, until amended as provided therein and in accordance with law.

K. EFFECTS OF THE MERGER. At the Effective Time, the effects of the Merger shall be as provided by the applicable provisions of the laws of Ohio and, to the extent applicable, Indiana. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time: the separate existence of Peoples Bank Corporation shall cease; Fifth Third shall possess all assets and property of every description, and every interest therein, wherever located, and the rights, privileges, immunities, powers, franchises and authority, of a public as well as a private nature, of each of Fifth Third and Peoples Bank Corporation, and all obligations owing by or due each of Fifth Third and Peoples Bank Corporation shall be vested in, and become the obligations of, Fifth Third, without further act or deed; and all rights of creditors of each of Fifth Third and Peoples Bank Corporation shall be preserved unimpaired, and all liens upon the property of each of Fifth Third and Peoples Bank Corporation shall be preserved unimpaired, on only the property affected by such liens immediately prior to the Effective Time.

L. FURTHER ACTIONS. From time to time as and when requested by the Surviving Corporation, or by its successors or assigns, the officers and Directors of Peoples Bank Corporation in office immediately prior to the Effective Time shall execute and deliver such instruments and shall take or cause to be taken such further or other action as shall be necessary in order to vest or perfect in the Surviving Corporation or to confirm of record or otherwise, title to, and possession of, all the assets, property, interests, rights, privileges, immunities, powers, franchises and authority of Peoples Bank Corporation and otherwise to carry out the purposes of this Agreement.

M. FILING OF DOCUMENTS. This Agreement shall be filed (only if necessary) and recorded along with a certificate or articles of merger in accordance with the requirements of the laws of the States of Ohio and Indiana, respectively. This Agreement shall not be filed with the Secretary of the State of Indiana or the Secretary of State of Ohio until, but shall be filed promptly after, all of the conditions precedent to consummating the Merger as contained in Article VI of this Agreement shall have been fully satisfied or effectively waived.

N. TAX AND ACCOUNTING TREATMENT. 1. The parties intend that the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. The Agreement is intended to be a "plan of reorganization" within the meaning of the regulations promulgated under the Code and for purposes of Section 354 and 361 of the Code.

    2. The Merger is intended to qualify for pooling-of-interests accounting treatment.

O. DISSENTERS' RIGHTS. No holder of Fifth Third Common Stock or Peoples Non-Voting Common Stock shall be entitled to relief as a dissenting shareholder pursuant to the IBCL, the Ohio General Corporation Law (the "OGCL") or otherwise. Holders of Peoples Voting Common Stock shall be entitled to dissenters' rights under Section 23-1-44 of the IBCL. Each outstanding share of Peoples Voting Common Stock the holder of which has perfected his right to dissent under the IBCL and has not effectively withdrawn or lost such rights as of the Effective Time shall not be converted into or represent a right to receive Fifth Third Common Stock, and the holder thereof shall be entitled only to such rights as are granted by the IBCL. Peoples Bank Corporation shall give Fifth Third prompt notice upon receipt by Peoples Bank Corporation of any such written demands for payment of the fair value of such shares (such shares being referred to as "Dissenting Shares") of Peoples Voting Common Stock and of withdrawals of such demands and any other instruments provided pursuant to the IBCL (any shareholder duly making such demands being hereinafter called a "Dissenting Shareholder"). Any payments made in respect of Dissenting Shares shall be made by the Surviving Corporation or Fifth Third. If any Dissenting Shareholders shall effectively withdraw or lose (through failure to perfect or otherwise) his right to such payment, such holder's shares of Peoples Voting Common Stock shall be converted into a right to receive Fifth Third Common Stock in accordance with the applicable provisions of this Agreement. No holder of Fifth Third Common Stock shall be entitled to relief as a dissenting shareholder pursuant to Section 1701.85 of the OGCL or otherwise

P. CONSOLIDATION OF ENTITIES; CHANGES TO FORM OF MERGER. The parties agree to cooperate and take all reasonable requisite action prior to or following the Effective Time to merge or otherwise consolidate legal entities (effective at or after the Effective Time) to the extent desirable in Fifth Third's good faith judgment for commercial, regulatory or other reasons, and further agree that Fifth Third may, at any time, change the legal method of effecting the Merger (including without limitation the provisions of Article I hereof) if and to the extent Fifth Third deems such change to be desirable, including, without limitation, to provide for the merger of Peoples Bank Corporation with a wholly-owned subsidiary of Fifth Third; provided, however, that no such change shall (A) alter or change the amount or kind of the consideration for the Merger to be received by the shareholders of Peoples Bank Corporation or holders of Peoples Bank Corporation Rights in the Merger, (B) adversely affect the tax treatment to shareholders of Peoples Bank Corporation or holders of Peoples Bank Corporation Rights, or (C) materially impede or delay receipt of any approvals referred to herein or the consummation of the transactions contemplated hereby.

Q. PLAN OR ARTICLES OF MERGER. At the request of Fifth Third, Peoples Bank Corporation shall enter into a separate plan of merger or articles of merger reflecting the terms hereof (including Section I.P. hereof) for purposes of any filing required by the IBCL or the OGCL.

R. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties set forth in Article II shall expire at the Effective Time and thereafter neither Peoples Bank Corporation nor the Bank Subsidiary nor any shareholder, officer or director of either of them shall have any liability or obligation with respect thereto.

    ARTICLE II. REPRESENTATIONS AND WARRANTIES OF PEOPLES BANK CORPORATION.

    Peoples Bank Corporation represents and warrants to Fifth Third that as of the date hereof or as of the indicated date, as appropriate, and except as otherwise disclosed in Schedule 1 hereto delivered by Peoples Bank Corporation to Fifth Third concurrently with the execution of this Agreement by Fifth Third:

A. ORGANIZATION; CAPITALIZATION; SUBSIDIARIES. Peoples Bank Corporation (i) is duly incorporated and validly existing as a corporation under the corporation laws of the State of Indiana and has filed all annual reports required by law with the Indiana Secretary of State and is a registered unitary bank holding company under the Bank Holding Company Act; (ii) is duly authorized to conduct the business in which it is engaged; (iii) has authorized capital stock consisting entirely of 300,000 shares of Peoples Voting Common Stock and 4,000,000 shares of Peoples Non-Voting Common Stock, no par value per share;
(iv) has no outstanding securities of any kind, nor any outstanding options, warrants or other rights, contracts, understandings or commitments entitling another person to acquire (or to receive consideration based on the value of) any securities of Peoples Bank Corporation of any kind, other than (a) 264,096 shares of Peoples Voting Common Stock, which are authorized, duly issued and outstanding as of June 30, 1999, all of which shares are fully paid and non-assessable, (b) 2,715,701 shares of Peoples Non-Voting Common Stock, which are authorized, duly issued and outstanding as of June 30, 1999, all of which shares are fully paid and non-assessable, and (c) options to purchase a total of 197,025 shares of Peoples Non-Voting Common Stock as of June 30, 1999, and stock appreciation awards relating to 66,000 shares of Peoples Bank Corporation Non-Voting Common Stock, all of which were granted to and are currently held by the present and former employees, officers and Directors of Peoples Bank Corporation and/or its subsidiaries; (v) owns of record and beneficially free and clear of all liens and encumbrances, all of the 35,000 outstanding shares of the common stock of the Bank Subsidiary, no par value per share, which shares constitute all of the issued and outstanding capital stock thereof. Since March 31, 1999, Peoples Bank Corporation has not issued any shares, except in connection with the exercise of the options referred to in clause (iv)(b), or any additional options. Peoples Bank Corporation has no direct or indirect subsidiaries other than the Bank Subsidiary and the subsidiaries listed on
Schedule 1 attached hereto (all subsidiaries owned directly or indirectly by Peoples Bank Corporation are collectively referred to herein as the "PBC Subsidiaries" and each individually as a "PBC Subsidiary"). Other than as set forth on Schedule 1, Peoples Bank Corporation does not own (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted) beneficially, directly or indirectly, any shares or any equity securities or similar interests of any person or any interest in a partnership or joint venture of any kind. Each of the PBC Subsidiaries are duly formed and validly existing the their respective states of incorporation as set forth on Schedule 1.

B. BANK SUBSIDIARY. The Bank Subsidiary is duly incorporated and validly existing as an Indiana banking corporation under the laws of the State of Indiana, and has all the requisite power and authority to conduct the banking business as now conducted by it; and the Bank Subsidiary does not have any outstanding equity securities of any kind, nor any outstanding options, warrants or other rights, contracts, understandings or commitments entitling another person to acquire any equity securities of the Bank Subsidiary of any kind, other than 35,000 shares of the common stock, no par value per share, of the Bank Subsidiary owned of record and beneficially by Peoples Bank Corporation.
Schedule 1 sets forth the record and beneficial ownership of all issued and outstanding shares of capital stock of each of the PBC Subsidiaries. None of the PBC Subsidiaries has outstanding any options, warrants or other rights entitling another person to acquire any equity securities of such PBC Subsidiary. The Bank Subsidiary has no direct or indirect subsidiaries other than Peoples Building Corporation, PIC, Ltd., and Peoples Investment Services, Inc.

C. FINANCIAL STATEMENTS; REGULATORY REPORTS. 1. Peoples Bank Corporation has previously furnished to Fifth Third its audited, consolidated balance sheets, statements of operations, statements of stockholders' equity and cash flows as at December 31, 1998, and for the year then ended, together with the opinions of its independent certified public accountants associated therewith. Peoples Bank Corporation also has previously furnished to Fifth Third the Bank Financial Reports as filed with the FDIC and the Indiana Department of Financial Institutions of the Bank Subsidiary as at December 31, 1996, 1997 and 1998. Peoples Bank Corporation also has furnished to Fifth Third (i) its unaudited, consolidated financial statements as at March 31, 1999, and for the three (3) months then ended, and (ii) the Bank Financial Reports as filed with the Federal Reserve Bank of the Bank Subsidiary for the quarter ended March 31, 1999. Such audited and unaudited consolidated financial statements of Peoples Bank Corporation fairly present or and all audited and unaudited financial statements to be delivered prospectively as required by this Agreement will fairly present, as applicable, the consolidated financial condition, results of operations and cash flows of Peoples Bank Corporation as of the date thereof, and for the years or periods covered thereby, in conformity with GAAP, consistently applied (except as stated therein and except for the omission of notes to unaudited statements and except for normal (in nature and amount) year-end adjustments to interim results). Except as disclosed on
Schedule 1, there are no material liabilities, obligations or indebtedness of Peoples Bank Corporation, the Bank Subsidiary or any other PBC Subsidiary required to be disclosed in the financial statements (or in the footnotes to the financial statements) so furnished other than the liabilities, obligations or indebtedness disclosed in such financial statements (including footnotes). Except as disclosed in Schedule 1, since March 31, 1999, none of Peoples Bank Corporation, the Bank Subsidiary nor any of the PBC Subsidiaries has incurred any liabilities outside the ordinary course of business consistent with past practice.

    2. Peoples Bank Corporation has made available to Fifth Third an accurate and complete copy (including all exhibits and all documents incorporated by reference) of each of the following documents as filed by Peoples Bank Corporation with the SEC: (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 1997 by Peoples Bank Corporation or the Bank Subsidiary with the Securities and Exchange Commission (the "SEC"), pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act ("Peoples Bank Corporation Reports"), and
(b) communication mailed by the Peoples Bank Corporation to its shareholders since January 1, 1997. Since January 1, 1997, Peoples Bank Corporation has timely filed all reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all such reports complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of filing or mailing, as the case may be, no such registration statement, prospectus, report, schedule, proxy statement or communication contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but filed before the date hereof) shall be deemed to modify information as of an earlier date, or omitted any material exhibit required to be filed therewith. No event has occurred subsequent to December 31, 1998 which Peoples Bank Corporation is required to describe in a Current Report on Form 8-K other than the Current Reports heretofore furnished by Peoples Bank Corporation to Fifth Third and Current Reports required as a result of this Agreement. No subsidiary of Peoples Bank Corporation is required under the Securities Act or the Exchange Act to file any reports or other documents with the SEC.

    3. Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 1997 with any applicable industry self-regulatory organization or stock exchange ("SRO") and any other federal, state, local or foreign governmental or regulatory agency or authority (collectively with the SEC and the SROs, "Regulatory Agencies"), and all other reports, registrations and statements required to be filed by them since January 1, 1997, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Peoples Bank Corporation and the Bank Subsidiary, no Regulatory Agency has initiated any proceeding or, to the best knowledge of Peoples Bank Corporation, investigation into the business or operations of Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary since January 1, 1997. To the knowledge of Peoples Bank Corporation, there is no unresolved violation, or material criticism or exception, by any Regulatory Agency with respect to any report, registration or statement relating to any examinations of the Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary.

D. TITLE TO PROPERTIES. Except as disclosed on Schedule 1, Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries have good and marketable title to all of the material properties and assets reflected in its separate statement of financial condition as at December 31, 1998, and which are still owned by each and each has good and marketable title to all material properties and assets acquired by it after such date and still owned by it, subject to (i) any liens and encumbrances that do not materially adversely impair the use of the property, (ii) statutory liens for taxes not yet due and payable, and (iii) minor defects and irregularities in title that do not materially adversely impair the use of the property.

E. NO MATERIAL ADVERSE CHANGES. Except as disclosed in Schedule 1 and for events relating to the business environment in general: (i) since December 31, 1998, there have been no material adverse changes in the financial condition, operations or business of Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries on a consolidated basis; (ii) Peoples Bank Corporation is not aware of any events which have occurred since December 31, 1998 or which are reasonably expected to occur in the future and which reasonably can be expected to result in any material adverse change in the financial condition, operations or business of Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries on a consolidated basis, excluding in each instance matters of general application to the banking industry (which shall include but not be limited to changes in general economic condition, changes in interest rates generally, changes in laws or regulations of general applicability or changes in
GAAP) or are reasonably likely to prevent or delay the consummation of the transactions contemplated by this Agreement; and (iii) since December 31, 1998 there have been no material changes in the methods of business operations of Peoples Bank Corporation, the Bank Subsidiary or any of the PBC Subsidiaries.

F. LITIGATION; REGULATORY ACTION. 1. Except as disclosed in Schedule 1, there are no actions, suits, proceedings, investigations or assessments of any kind pending of which Peoples Bank Corporation has received written notice, or to the best knowledge of Peoples Bank Corporation, threatened against Peoples Bank Corporation, the Bank Subsidiary or any of the PBC Subsidiaries which reasonably can be expected to result in any material liability or any material adverse change in the financial condition, operations or business of Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries on a consolidated basis, or which are reasonably likely to prevent or delay the consummation of the transactions contemplated by this Agreement.

    2. Except as disclosed in Schedule 1, as of the date hereof, there are no actions, suits, claims, proceedings, investigations or assessments of any kind pending of which Peoples Bank Corporation has received written notice, or to the best knowledge of Peoples Bank Corporation, threatened against any of the Directors or officers of Peoples Bank Corporation, the Bank Subsidiary or the PBC Subsidiaries in their capacities as such, and no Director or officer of Peoples Bank Corporation, the Bank Subsidiary or the PBC Subsidiaries currently is receiving indemnification payments or seeking to be indemnified by either Peoples Bank Corporation, the Bank Subsidiary or any of the PBC Subsidiaries pursuant to applicable law or Peoples Bank Corporation's Restated Articles of Incorporation or Amended By-laws, the Bank Subsidiary's Articles of Incorporation or Bylaws or the Articles and By-Laws of any PBC Subsidiary.

    3. Except as disclosed in Schedule 1, none of Peoples Bank Corporation, the Bank Subsidiary nor any PBC Subsidiary is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any supervisory letter from or has adopted any board resolutions at the request of, any Regulatory Agency or other governmental entity, that restricts the conduct of its business or has resulted, or could reasonably be expected to result, in a liability or that in any manner relates to its capital adequacy, its credit policies, its management or its business (each a "Regulatory Agreement"), nor have any of Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary (a) been advised since January 1, 1996 by any Regulatory Agency or other governmental entity that it is considering issuing or requesting any such Regulatory Agreement or (b) any knowledge of any pending or threatened regulatory investigation.

G. ORDINARY COURSE OF BUSINESS. Except as disclosed in Schedule 1, since December 31, 1998, Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries have each been operated in the ordinary course of business, have not made any changes in their respective capital or corporate structures, nor any material changes in their methods of business operations and have not provided any increases in employee salaries or benefits other than (in the case only of persons who are not officers or Directors of Peoples Bank Corporation or the Bank Subsidiary) increases in the ordinary course of business and have not instituted or made any announcements to institute or amend any existing employee benefit plan, policy or arrangement or any employment contract or policy. Except as disclosed in Schedule 1, since December 31, 1998, to the date hereof Peoples Bank Corporation has not declared or paid any dividends nor made any distributions of any other kind to its shareholders.

H. TAXES; ACCOUNTING. 1. Except as disclosed in Schedule 1, Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries have timely filed all federal, state and local tax returns required to be filed (after giving effect to all extensions) by them, respectively, and have paid or provided for all tax liabilities shown to be due thereon or which have been assessed against them, respectively. All tax returns filed by Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries through the date hereof are complete and accurate in all material respects.

    2. Peoples Bank Corporation has no reason to believe that any conditions exist that would prevent or impede the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code or for pooling-of-interests accounting treatment.

    3. Since December 31, 1998, except insofar as required by a change in GAAP, there has been no change in accounting methods, principles or practices of Peoples Bank Corporation, the Bank Subsidiary or any of the PBC Subsidiaries.

I. CONTRACTS. Except as disclosed in Schedule 1, none of Peoples Bank Corporation, the Bank Subsidiary nor any PBC Subsidiary is a party to or bound by any contract, arrangement, commitment or understanding (a) as of the date hereof, with respect to the employment, termination or compensation of any directors, executive officers, employees or material consultants (other than oral contracts of employment at will which may be terminated without penalty),
(b) which is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) that has not been filed with or incorporated by reference in the Peoples Bank Corporation Reports, (c) which contains any material non-compete or exclusivity provisions with respect to any business or geographic area in which business is conducted with respect to Peoples Bank Corporation, the Bank Subsidiary or any of the PBC Subsidiaries or which restricts the conduct of any business by Peoples Bank Corporation, the Bank Subsidiary or any of the PBC Subsidiaries or any geographic area in which Peoples Bank Corporation or any of its affiliates may conduct business or requires exclusive referrals of any business, (d) except as contemplated by
Article I hereof or as set forth in Schedule 1 (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the funding, vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement (either alone or together with any other event), or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement or (e) which would prohibit or materially delay the consummation of the Merger. Peoples Bank Corporation has previously made available to Fifth Third true and correct copies of all employment, termination and compensation agreements (including deferred compensation) with executive officers, key employees or material consultants which are in writing and to which Peoples Bank Corporation, the Bank Subsidiary or any of the PBC Subsidiaries is a party. Each contract, arrangement, commitment or understanding of the type described in this Section II.I., whether or not set forth in Schedule 1, is referred to herein as a "PEOPLES CONTRACT", and none of Peoples Bank Corporation, the Bank Subsidiary nor any PBC Subsidiary has knowledge of, or has received notice of, any violation of any Peoples Contract by any of the other parties thereto.

J. LOAN LOSSES. Except as disclosed in Schedule 1, since December 31, 1998, to the date hereof none of Peoples Bank Corporation, Bank Subsidiary nor any PBC Subsidiary has incurred any unusual or extraordinary loan losses which are material to Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries on a consolidated basis; to the best knowledge of Peoples Bank Corporation and in light of the historical loan loss experience of the Bank Subsidiary and the PBC Subsidiaries and its management's analysis of the quality and performance of its loan portfolio, as of December 31, 1998, its reserve for loan losses was, in the opinion of Peoples Bank Corporation, adequate to absorb all known and reasonably anticipated losses as of such date.

K. BROKER. Except for McDonald Investments, Inc., whose fee in connection with the transactions contemplated by this Agreement is disclosed in Schedule 1, neither Peoples Bank Corporation, nor the Bank Subsidiary nor any of the PBC Subsidiaries has, directly or indirectly, dealt with any investment banker, broker, or finder in connection with this transaction and neither has incurred or will incur any obligation for any investment banker's, broker's or finder's fee or commission in connection with the transactions provided for in this Agreement.

L. BOARD APPROVAL; CORPORATE AUTHORITY; NO BREACH. 1. The Directors of Peoples Bank Corporation, by resolution adopted by the unanimous vote of all Directors present at a meeting duly called and held in accordance with applicable law, have duly approved this Agreement and have adopted this Agreement as a "plan of merger" within the meaning of Section 23-1-40-1 of the IBCL. The Directors of Peoples Bank Corporation have directed that the plan of merger contained in this Agreement be submitted to a vote of Peoples Bank Corporation's shareholders at the annual or a special meeting of the shareholders to be called for that purpose, and, as of the date of this Agreement, have recommended a favorable vote by such shareholders, all in accordance with or as required by law and in accordance with the Restated Articles of Incorporation and Amended By-laws of Peoples Bank Corporation. As of the date of this Agreement, each member of the Board of Directors of People Bank Corporation has indicated that he or she currently intends to vote all shares of Peoples Bank Corporation which they own in favor of the Merger.

    2. Peoples Bank Corporation has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder and thereunder subject to required regulatory approvals and, in the case of consummation of the Merger, subject to approval by the holders of a majority of the outstanding shares of Peoples Voting Common Stock and a majority of the outstanding Peoples Non-Voting Common Stock, voting as separate voting groups, which are the only approvals of shareholders required. The consummation of the transactions contemplated hereby does not require the consent of any non-governmental third party. This Agreement has been duly authorized and constitutes the valid and binding obligation of Peoples Bank Corporation, enforceable in accordance with its terms, except to the extent that (i) enforceability thereof may be limited by insolvency, reorganization, liquidation, bankruptcy, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the availability of certain remedies may be precluded by general principles of equity.

    3. Except as disclosed in Schedule 1, neither the execution of the Agreement, nor the consummation of the transactions contemplated hereby and thereby (either alone or together with any other event), (i) conflicts with, results in a breach of, violates or constitutes a default under, (x) Peoples Bank Corporation's Restated Articles of Incorporation or Amended By-laws or, to the best knowledge of Peoples Bank Corporation, any federal, state or local law, statute, ordinance, rule, regulation or court or administrative order, or (y) any agreement, arrangement, or commitment, to which Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary is subject or bound; (ii) results in the creation of or gives any person the right to create any material lien, charge, encumbrance, or security agreement or any other material rights of others or other material adverse interest upon any material right, property or asset belonging to Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary; (iii) except as disclosed in Schedule 1, terminates or gives any person the right to terminate, amend, abandon, or refuse to perform any material agreement, arrangement or commitment to which Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary is a party or by which the rights, properties or assets of Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary are subject or bound; or (iv) to the best knowledge of Peoples Bank Corporation, accelerates or modifies, or gives any party thereto the right to accelerate or modify, the time within which, or the terms according to which, Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary is to perform any duties or obligations or receive any rights or benefits under any material agreements, arrangements or commitments. For purposes of clauses (iii) and (iv) immediately preceding, material agreements, arrangements or commitments exclude agreements, arrangements or commitments having a term expiring less than six (6) months from the date of this Agreement or which do not require the expenditure of more than $150,000 over the term of the agreement, arrangement or commitment (but shall include all agreements, arrangements or commitments pursuant to which credit has been extended by the Bank Subsidiary and all PBC Subsidiaries).

    4. As of the date hereof, Peoples Bank Corporation is not aware of the existence of any factor that would materially delay or materially hinder issuance of any of the required regulatory approvals necessary to consummate the Merger or the other transactions contemplated hereby.

M. ARTICLES AND BY-LAWS. Complete and accurate copies of the (i) Restated Articles of Incorporation and Amended By-laws of Peoples Bank Corporation, (ii) the Articles of Incorporation and Bylaws of the Bank Subsidiary, and (iii) the Articles of Incorporation and Bylaws of the PBC Subsidiaries in force as of the date hereof, have been delivered to Fifth Third.

N. COMPLIANCE WITH LAW. Except as disclosed in Schedule 1, none of Peoples Bank Corporation, the Bank Subsidiary, the PBC Subsidiaries nor any employee, officer or Director of any of them, acting in such capacity, has engaged in any activity or omitted to take any action which, in any material way, has resulted or could result in the violation of, or material failure to comply with the regulatory requirements of (i) any local, state or federal law (including without limitation the Bank Secrecy Act, the Community Reinvestment Act, applicable consumer protection and disclosure laws and regulations, including without limitation, Truth in Lending, Truth in Savings and similar disclosure laws and regulations, and equal employment and employment discrimination laws and regulations) or (ii) any regulation, order, injunction or decree of any court or governmental body, the violation of either of which could reasonably be expected to have a material adverse effect, individually or in the aggregate, on the financial condition or operations of Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries taken as a whole. None of Peoples Bank Corporation, the Bank Subsidiary nor any of the PBC Subsidiaries has received notice of any violations of any of the above. To the best knowledge of Peoples Bank Corporation and except as disclosed in Schedule 1, Peoples Bank Corporation, the Bank Subsidiary and all PBC Subsidiaries possess all licenses, franchises, permits and other authorizations necessary to continue to conduct such businesses as they are presently conducted following the Effective Time without material interference or interruption.

O. NO UNTRUE STATEMENTS. Except as disclosed in Schedule 1, neither this Agreement nor any report, statement, list, certificate or other information furnished by Peoples Bank Corporation, the Bank Subsidiary or the PBC Subsidiaries to Fifth Third or its agents in connection with this Agreement or any of the transactions contemplated hereby contains or shall contain an untrue statement of material fact or omits or shall omit to state a material fact required to be stated therein and necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

P. ENVIRONMENTAL MATTERS. 1. Except as described on Schedule 1, there are no actions or proceedings pending before any environmental regulatory body and Peoples Bank Corporation has received no notice of any investigations by any regulatory body and to its knowledge, no such proceeding or investigation is threatened, which, in any such case affects Peoples Bank Corporation, the Bank Subsidiary or any of the PBC Subsidiaries in respect to any "facility" owned, leased or operated by any of them (but excluding any "facility" as to which the sole interest of Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary is that of a lienholder or mortgagee, but including any "facility" to which title has been taken pursuant to mortgage foreclosure or similar proceedings and including any "facility" in which Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary ever participated in the financial management of such facility to a degree sufficient to influence, or have the ability to influence, the facility's treatment of hazardous waste) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), or under any Federal, state, local or municipal statue, ordinance or regulation in respect thereof, in connection with any release of any toxic or "hazardous substance", pollutant or contaminant into the "environment" which, if adversely determined, (a) would require the payment by Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary and/or require Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary to incur expenses of more than $50,000 (whether or not covered by insurance) or (b) would otherwise have a material adverse effect on Peoples Bank Corporation, the Bank Subsidiary or the PBC Subsidiaries, nor, to the best knowledge of Peoples Bank Corporation after reasonable inquiry, is there any reasonable basis for the institution of any such actions or proceedings or investigations which is probable of assertion, nor are there any such actions or proceedings or investigations in which Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary is a plaintiff or complainant. None of Peoples Bank Corporation, the Bank Subsidiary nor any PBC Subsidiary is liable in any material respect under any applicable law for any release by any of them or for any release by any other "person" of a hazardous substance caused by the spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of hazardous wastes or other chemical substances, pollutants or contaminants into the environment, nor are any of Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary liable for any material costs (as a result of the acts or omissions of Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary or, to the best knowledge of Peoples Bank Corporation, as a result of the acts or omissions of any other "person") of any remedial action including, without limitation, costs arising out of security fencing, alternative water supplies, temporary evacuation and housing and other emergency assistance undertaken by any environmental regulatory body having jurisdiction over Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary to prevent or minimize any actual or threatened release by Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary of any hazardous wastes or other chemical substances, pollutants and contaminants into the environment which would endanger the public health or the environment. All terms contained in quotation marks in this paragraph and the paragraph immediately following shall have the meaning ascribed to such terms, and defined in, CERCLA.

    2. Except as disclosed in Schedule 1, to the best knowledge of Peoples Bank Corporation each "facility" owned, leased or operated by Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary (but EXCLUDING any "facility" as to which the sole interest of Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary is that of a lienholder or mortgagee, but INCLUDING any "facility" to which title has been taken pursuant to mortgage foreclosure or similar proceedings and INCLUDING any "facility" in which Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary ever participated in the financial management of such facility to a degree sufficient to influence, or have the ability to influence, the facility's treatment of hazardous waste) is, in all material respects, in compliance with all applicable Federal, state, local or municipal statutes, ordinances, laws and regulations and all orders, rulings or other decisions of any court, administrative agency or other governmental authority relating to the protection of the environment, except to the extent a failure to comply would not have a material adverse effect on the business, operations and financial condition of Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries taken as a whole.

Q. EMPLOYMENT MATTERS. 1. BENEFIT PLANS. Schedule 1 lists the name and a short description of each Benefit Plan (as herein defined), together with an indication of its type of plan (i.e. defined benefit, defined contribution, health, welfare, etc.) and funding status (E.G., funded trust, unfunded obligation or insurance policy). For purposes hereof, the term "Benefit Plan" shall mean any plan, program, policy, practice, arrangement or system for the benefit of employees, former employees, directors or former directors which is, or has been within the ten (10) years preceding the date of this Agreement, contributed to or maintained currently or at any time within the ten (10) years preceding the date of this Agreement, by Peoples Bank Corporation, the Bank Subsidiary or any of the PBC Subsidiaries or for which Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary have currently (or have had within the ten (10) years preceding the date of this Agreement) any liability (contingent or otherwise) and shall include, without limitation, (a) any retirement plan such as a pension, profit sharing, stock bonus plan or employee stock ownership plan ("ESOP"), (b) any plan, program or arrangement providing deferred compensation, bonus deferral change in control payments or benefits or incentive benefits, whether funded or unfunded, and (c) any welfare plan, program or policy providing vacation, severance, salary continuation, supplemental unemployment, disability, life, health coverage, retiree health, Voluntary Employees' Beneficiary Association, medical expense reimbursement or dependent care assistance benefits, in any such foregoing case without regard to whether the Benefit Plan constitutes an employee benefit plan under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or the number of employees covered under such Benefit Plan. Except as disclosed in
Schedule 1 attached hereto, through the date of this Agreement, none of Peoples Bank Corporation, the Bank Subsidiary nor any PBC Subsidiary have made or have committed to make any contributions to any Benefit Plan outside the ordinary course of business and inconsistent with past practice with regard to amounts. None of the Benefit Plans is a "multiemployer plan" within the meaning of
Section 3(37) of ERISA.

    2. PREDECESSOR PLAN. The term "Benefit Plan" for all purposes of this Agreement shall include each Predecessor Plan (as herein defined). For purposes hereof, "Predecessor Plan" shall mean any plan, program, policy, practice, arrangement or system as otherwise described in Section II.Q.1. but was maintained, contributed to or resulted in liability to any predecessor employer of Peoples Bank Corporation, Bank Subsidiary, the PBC Subsidiaries or any other direct or indirect subsidiary of Peoples Bank Corporation prior to the date hereof. For purposes hereof, "predecessor employer" shall mean any employer, entity or business operation acquired by Peoples Bank Corporation, the Bank Subsidiary, the PBC Subsidiaries or any other direct or indirect subsidiary of Peoples Bank Corporation in any type of acquisition (including, without limitation, mergers, stock acquisitions and asset acquisitions). Schedule 1 describes (in addition to the information required by Section II.Q.1.) the current status of the Predecessor Plan (such as ongoing plan, frozen plan or terminated), and if the Predecessor Plan is no longer in existence, how the Predecessor Plan was handled (such as through termination or merger into another specified plan).

    3. PLAN DOCUMENTS, REPORTS AND FILINGS. Except as disclosed on Schedule 1, Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries have provided true, complete and correct copies of all plan documents, or, if no plan document exists, a description of such Benefit Plan, comprising each Benefit Plan, together with, when applicable, (a) the most recent summary plan description and any material modifications thereto, (b) the most recent actuarial and financial reports and the most recent annual reports filed with any governmental agency and (c) all Internal Revenue Service ("IRS") or other governmental agency rulings and determination letters or any open requests for IRS rulings or letters with respect to Benefit Plans issued within ten (10) years prior to the date hereof.

    4. QUALIFIED RETIREMENT PLAN COMPLIANCE. With respect to each Benefit Plan which is an employee pension benefit plan (as defined in section 3(2) of ERISA) other than any such plan that meets the "top-hat" exception under section 201(2) of ERISA or the excess benefit plan exception under Section 201(7) of ERISA (a "Qualified Benefit Plan"), except as disclosed on Schedule 1: (a) the IRS has issued a determination letter which determined that such Qualified Benefit Plan (as amended by any and all amendments) satisfies the requirements of section 401(a) of the Code, as amended by all of the laws referred to in Section 1 of Revenue Procedure 93-39, such determination letter has not been revoked or threatened to be revoked by the IRS, and the scope of such determination letter is complete and does not exclude consideration of any of the requirements or matters referred to in sections 4.02 through 4.04 of Revenue Procedure 93-39;
(b) such Qualified Benefit Plan has been maintained in accordance with and continues to be in material compliance with all qualification requirements of
Section 401(a) of the Code; (c) such Qualified Benefit Plan has been maintained in accordance with and continues to be in substantial compliance with all notice, reporting and disclosure requirements of ERISA and the Code; (d) no Qualified Benefit Plan is an ESOP as defined in Section 4975(e)(7) of the Code (an "ESOP Qualified Benefit Plan"); (e) any previously terminated Qualified Benefit Plan was terminated in material compliance with the requirements of ERISA and the Code, has received a favorable determination letter therefor, and the liabilities of such Qualified Benefit Plan and the requirements of the Pension Benefit Guaranty Corporation ("PBGC") were fully satisfied; and (f) any and all amendments to the Qualified Benefit Plans not covered by an IRS determination letter do not adversely affect the qualified and tax exempt status of such plans.

    5. GENERAL PLAN COMPLIANCE. With respect to each Benefit Plan, except as noted on Schedule 1: (a) such Benefit Plan, if it is intended to provide favorable tax benefits to plan participants, has been in substantial compliance with applicable Code provisions; and (b) such Benefit Plan has been, to the best knowledge of Peoples Bank Corporation, operated in substantial compliance with its terms and all applicable laws, including, without limitation, ERISA and the Code, and to the extent such Benefit Plan is a group health plan subject to the requirements of Section 4980B of the Code ("COBRA"), has been, to the best knowledge of Peoples Bank Corporation, operated in substantial compliance with such COBRA requirements.

    6. PROHIBITED TRANSACTIONS. No prohibited transaction under Section 406 of ERISA and not exempt under Section 408 of ERISA has occurred with respect to any Benefit Plan which would result, with respect to any person, in (a) the imposition, directly or indirectly, of a material excise tax under Section 4975 of the Code or (b) material fiduciary liability under Section 409 of ERISA.

    7. LAWSUITS OR CLAIMS. No material actions, suits or claims (other than routine claims of benefits) are pending or, to the best knowledge of Peoples Bank Corporation, threatened against any Benefit Plan or against Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiaries with respect to any Benefit Plan.

    8. DISCLOSURE OF UNFUNDED LIABILITIES. All material Unfunded Liabilities with respect to each Benefit Plan have been recorded and disclosed on the most recent financial statement of Peoples Bank Corporation, the Bank Subsidiary and all PBC Subsidiaries or, if not, in Schedule 1. For purposes hereof, the term "Unfunded Liabilities" shall mean any amounts properly accrued to date under GAAP, or amounts not yet accrued for GAAP purposes but for which an obligation (which has legally accrued and cannot legally be eliminated and which is subject to reasonable estimate) exists for payment in the future which is attributable to any Benefit Plan, including but not limited to (a) severance pay benefits, (b) deferred compensation or unpaid bonuses, (c) any liabilities on account of the change in control which will result from this Agreement, including any potential liabilities relating to excess parachute payments under
Section 280G of the Code, (d) any unpaid pension contributions for the current plan year or any accumulated funding deficiency under Section 412 of the Code and related penalties under Section 4971 of the Code, including unpaid pension contributions or funding deficiencies owed by members of a controlled group of corporations which includes Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary and for which Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary is liable under applicable law, (e) any authorized but unpaid profit sharing contributions or contributions under Section 401(k) and Section 401(m) of the Code, (f) retiree health benefit coverage and (g) unpaid premiums for contributions required under any group health plan to maintain such plan's coverage through the Effective Time.

    9. DEFINED BENEFIT PENSION PLAN LIABILITIES. Peoples Bank Corporation, the Bank Subsidiary, the PBC Subsidiaries and any entity treated as a single employer with Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries in accordance with Section 414(b), (c), (m) and (o) of the Code (hereinafter a "Controlled Group Member") (or any pension plan maintained by any of them) have not incurred any material liability to the PBGC or the IRS with respect to any employee pension plan which is a defined benefit pension plan, except for the payment of PBGC premiums pursuant to Section 4007 of ERISA, all of which if due prior to the date of this Agreement have been fully paid, and no PBGC reportable event under Section 4043 of ERISA has occurred with respect to any such pension plan (other than any filing that may be required by reason of the Merger). Except as otherwise disclosed in Schedule 1, the benefit liabilities, as defined in Section 4001(a)(16) of ERISA, of each such employee pension plan subject to Title IV of ERISA, using the actuarial assumptions that would be used by the PBGC in the event of termination of such plan, do not exceed the fair market value of the assets of such plan. None of Peoples Bank Corporation, the Bank Subsidiary, any of the PBC Subsidiaries nor any Controlled Group Member participates in, or has incurred any liability under Sections 4201, 4063 or 4064 of ERISA for a complete or partial withdrawal from a multiple employer plan or a multi-employer plan (as defined in Section 3(37) of ERISA). Subject to Section 4044(d)(2) of ERISA, no employee, former employee, plan participant or any other party (other than Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries) has any entitlement (under the terms of any plan document or otherwise) to any surplus assets in any Qualified Benefit Plan which is a defined benefit plan as defined in Section 414(j) of the Code.

    10. THIRD PARTY PLANS. Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries (a) have not incurred any asserted or, to the best knowledge of Peoples Bank Corporation, unasserted material liability for breach of duties assumed in connection with acting as an independent trustee, custodian, agent, investment manager or otherwise with respect to any employee benefit plan (as defined in Section 3(3) of ERISA) which is maintained by an employer unrelated in ownership to Peoples Bank Corporation, the Bank Subsidiary or the PBC Subsidiaries, (b) have not authorized nor knowingly participated in a material prohibited transaction under Section 406 of ERISA or Section 4975 of the Code and (c) have not received notice of any material actions, suits or claims (other than routine claims for benefits) pending or threatened against the unrelated employer or against them.

    11. RETIREE BENEFITS. Except as set forth on Schedule 1 and identified as "Retiree Liability", Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries have no obligation to provide health benefits, or life insurance benefits to or with respect to retirees, former employees or any of their relatives.

    12. RIGHT TO AMEND AND TERMINATE. Except as set forth on Schedule 1, Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries have all power and authority necessary to amend or terminate each Benefit Plan in accordance with its terms (and the terms of each Benefit Plan, authorize amendments and terminations) and applicable law, without incurring any penalty or liability provided that, in the case of an employee pension benefit plan (as defined in section 3(2) of ERISA), benefits accrued as of the date of amendment or termination are not reduced, provided, further, that no such amendment or termination may eliminate contractual rights without the consent of the party holding such rights under any Benefit Plan not subject to ERISA.

    13. CONSUMMATION OF TRANSACTIONS. Except as set forth in Schedule 1, the consummation of the transactions contemplated by this Agreement (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will not (i) entitle any person to any benefit under any Benefit Plan, (ii) accelerate the time of payment or vesting, or increase the amount, of any compensation due to any person under any Plan or
(iii) result in the payment of any "excess parachute payment" under Section 280G of the Code or any other payment that is not deductible for any reason by the Peoples Bank Corporation, the Bank Subsidiary, the PBC Subsidiaries or their respective successors.

R. INVESTMENT PORTFOLIO. The investment portfolios of Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries consist of securities in marketable form. Except as disclosed in Schedule 1, since December 31, 1998 to the date hereof none of Peoples Bank Corporation, the Bank Subsidiary nor any PBC Subsidiary has incurred any unusual or extraordinary losses in its investment portfolio, and, except for matters of general application to banking industry (including, but not limited to, changes in laws or regulations or GAAP) or for events relating to the business environment in general, including market fluctuations and changes in interest rates, Peoples Bank Corporation is not aware of any events which are reasonably certain to occur in the future and which reasonably would be expected to result in any material adverse change in the quality or performance of Peoples Bank Corporation's, the Bank Subsidiary's and the PBC Subsidiaries' investment portfolios on a consolidated basis.

S. ANTI-TAKEOVER PROVISIONS. The Board of Directors of Peoples Bank Corporation has taken all requisite action under Chapter 43 of the IBCL to permit the transactions contemplated by this Agreement to be consummated in compliance with Section 23-1-43-19(1). No other control share acquisition or similar anti-takeover statute enacted under the laws of the State of Indiana applies to the Merger or the transactions contemplated by this Agreement.

T. DERIVATIVE INSTRUMENTS. All swaps, caps, floors, futures, forward contracts, option agreements, and any other derivative financial instruments, contracts or arrangements, whether entered into for Peoples Bank Corporation's own account, or for the account of one or more of its subsidiaries or their customers, were entered into (i) in the ordinary course of business, (ii) in accordance with prudent banking practices and all applicable laws, rules, regulations and regulatory policies and (iii) with counter-parties reasonably believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Peoples Bank Corporation or one of its subsidiaries, enforceable in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and are in full force and effect (except to the extent that they have been fully performed or terminated) in all respects material to Peoples Bank Corporation. Peoples Bank Corporation and each of its subsidiaries have duly performed in all material respects all of their obligations thereunder to the extent that such obligations to perform have accrued, and, to Peoples Bank Corporation's knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

U. YEAR 2000. Neither Peoples Bank Corporation nor any of its subsidiaries has received, nor to the knowledge of Peoples Bank Corporation are there facts that would reasonably be expected to form the basis for the issuance of, a "Year 2000 Deficiency Notification Letter" (as such term is employed in the Federal Reserve's Supervision and Regulatory Letter No. SR 98-3 (SUP), dated March 4,
1998). Peoples Bank Corporation has provided to Fifth Third a complete and accurate copy of its plan, including its good faith estimate of the anticipated associated costs, for addressing the issues set forth in the Year 2000 guidance papers issued by the Federal Financial Institutions Examination Council, including the statements dated May 5, 1997, entitled "Year 2000 Project Management Awareness", December 17, 1997, entitled "Safety and Soundness Guidelines Concerning the Year 2000 Business Risk", and October 15, 1998, entitled "Interagency Guidelines Establishing Year 2000 Standards for Safety and Soundness", as such issues affect any of Peoples Bank Corporation or its subsidiaries. Between the date of this Agreement and the Effective Time, Peoples Bank Corporation shall use its reasonable best efforts to implement such plan.

W. FAIRNESS OPINION. On or before the date hereof, McDonald Investments Inc. has rendered its oral opinion to Peoples Bank Corporation's Board of Directors that the Exchange Ratio is fair, from a financial point of view, to the holders of the Peoples Bank Corporation Common Stock.

X. TRANSACTIONS WITH AFFILIATES. Except as disclosed in the Peoples Bank Corporation Reports filed prior to the date hereof, from January 1, 1999 through the date hereof there have been no transactions, agreements, arrangements or understandings between Peoples Bank Corporation or any of its subsidiaries, on the one hand, and the Peoples Bank Corporation's affiliates (other than wholly owned subsidiaries of Peoples Bank Corporation) or other persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Y. PIC, LTD. PIC, Ltd. ("PIC") is a duly organized and validly existing corporation incorporated under the laws of Bermuda. All required federal and state regulatory approvals relating to such formation were received by Peoples Bank Corporation. PIC is in material compliance with all applicable state and federal tax laws, rules and regulations. There are no material adverse tax consequences expected in the event PIC is merged with and into Bank Subsidiary. Fifth Third could terminate the employment agreement with the investment manager that manages PIC's investment portfolio with 120 days prior written notice for any reason with a severance payment.

           ARTICLE III. REPRESENTATIONS AND WARRANTIES OF FIFTH THIRD

    Fifth Third represents and warrants to Peoples Bank Corporation that as of the date hereof or as of the indicated date, as appropriate:

A. ORGANIZATION. Fifth Third is duly incorporated, validly existing and in good standing as a corporation under the corporation laws of the State of Ohio, is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and is duly authorized to conduct the business in which it is engaged.

B. CAPITALIZATION. Pursuant to Fifth Third's Second Amended Articles of Incorporation, as amended, the total number of shares of capital stock Fifth Third is authorized to have outstanding is 500,500,000 of which 500,000,000 shares are classified as Common Stock without par value and 500,000 shares are classified as Preferred Stock without par value. As of the close of business on June 30, 1999, 271,234,131 shares of Fifth Third Common Stock were issued and outstanding and 73,636 shares were held in its treasury. As of the date of this Agreement, no shares of Preferred Stock have been issued by Fifth Third. Fifth Third does not have outstanding any stock options, subscription rights, warrants or other securities entitling the holders to subscribe for or purchase any shares of its capital stock other than options granted and to be granted to employees and Directors under its stock option plans. At June 30, 1999, (a) 16,330,218 shares of Fifth Third Common Stock were reserved for issuance in connection with outstanding options granted under it stock option plans and 7,426,429 shares were reserved for issuance under options to be granted in the future, (b) 3,466,200 shares of Fifth Third Common Stock were reserved for issuance to the shareholders of Peoples Bank Corporation pursuant to the terms of this Agreement.

C. FIFTH THIRD BANK, INDIANA. Fifth Third Bank, Indiana is duly incorporated, validly existing and in good standing as an Indiana banking corporation under the laws of the State of Indiana, and has all the requisite power and authority to conduct the banking business as now conducted by it; and Fifth Third Bank, Indiana does not have any outstanding securities of any kind, nor any outstanding options, warrants or other rights, contracts, understandings or commitments entitling another person to acquire any securities of Fifth Third Bank, Indiana of any kind, other than 60,000 shares of the common stock, no par value per share, of Fifth Third Bank, Indiana owned of record and beneficially by Fifth Third.

D. DUE ISSUANCE. All shares of Fifth Third Common Stock to be received by the shareholders of Peoples Bank Corporation as a result of the Merger pursuant to the terms of this Agreement shall be, upon transfer or issuance, validly issued, fully paid and non-assessable, and will not, upon such transfer or issuance, be subject to the preemptive rights of any shareholder of Fifth Third.

E. FINANCIAL STATEMENTS. Fifth Third has previously furnished to Peoples Bank Corporation its audited, consolidated balance sheets, statements of operations, statements of stockholders' equity and cash flows as of and at December 31, 1998 and for the year then ended together with the opinions of its independent public accountants associated therewith.). Since March 31, 1999, other than the acquisition transactions described in Fifth Third's filings with the SEC (the "Acquisitions"), Fifth Third and its subsidiaries have not incurred any material liabilities outside the ordinary course of business consistent with past practice. Fifth Third also has furnished to Peoples Bank Corporation (i) its unaudited, consolidated financial statements as at March 31, 1999, and for the three (3) months then ended, and (ii) the Call Reports as filed with the Federal Reserve Bank of the Fifth Third Bank, Indiana for the quarter ended March 31, 1999. Such consolidated financial statements fairly present the consolidated financial condition, results of operations and cash flows of Fifth Third as of their respective dates and for the respective periods covered thereby in conformity with GAAP consistently followed throughout the periods covered thereby. Neither Fifth Third nor any significant subsidiaries of Fifth Third have any material liabilities, obligations or indebtedness required to be disclosed in such financial statements other than the liabilities, obligations and indebtedness disclosed in such financial statements (including footnotes). Since December 31, 1998, no event has occurred which has had, and Fifth Third has no knowledge of any such event that has occurred since such date that is reasonably likely to have, a material adverse effect with respect to Fifth Third.

F. NO MATERIAL ADVERSE CHANGE. Except for events relating to the business environment in general and the Acquisitions: (i) since December 31, 1998, there have been no material adverse changes in the consolidated financial condition, operations or business of Fifth Third; (ii) the chief executive officer and the chief financial officer of Fifth Third are not aware of any events which have occurred since December 31, 1998, or which are reasonably expected to occur in the future and which reasonably can be expected to result in any material adverse change in the consolidated financial condition, operations or business of Fifth Third, excluding in each instance matters of general application to the banking industry (which shall include but not be limited to changes in general economic condition, changes in interest rates generally, changes in laws or regulations of general applicability or changes in GAAP) or are reasonably likely to prevent or delay the consummation of the transactions contemplated by this Agreement; and (iii) since December 31, 1998, there have been no material changes in the methods of business operations of Fifth Third and its subsidiaries.

G. BOARD APPROVAL; CORPORATE AUTHORITY; NO BREACH. 1. The Board of Directors of Fifth Third, by resolution adopted by the members present at a meeting duly called and held, at which meeting a quorum was at all times present and acting, has approved this Agreement, including authorizing and reserving a sufficient number of shares of Fifth Third Common Stock for issuance to Peoples Bank

Corporation shareholders in accordance with this Agreement. Approval and adoption of this Agreement by the shareholders of Fifth Third is not required under Ohio law or under the Second Amended Articles of Incorporation, as amended, or Code of Regulations of Fifth Third.

    2. Fifth Third has corporate power and authority to enter into this Agreement and to carry out its obligations hereunder subject to certain required regulatory approvals. This Agreement, when executed and delivered, will have been duly authorized and will constitute the valid and binding obligation of Fifth Third, enforceable in accordance with its terms, except to the extent that
(i) enforceability thereof may be limited by insolvency, reorganization, liquidation, bankruptcy, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the availability of certain remedies may be precluded by general principles of equity, subject, however, to the receipt of requisite regulatory approvals.

    3. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby and thereby, does or will (i) conflict with, result in a breach of, violate or constitute a default, under Fifth Third's Second Amended Articles of Incorporation, as amended, or Code of Regulations or, to the best knowledge of its chief executive officer and chief financial officer, any federal, foreign, state or local law, statute, ordinance, rule, regulation or court or administrative order, or any agreement, arrangement, or commitment to which Fifth Third is subject or bound; (ii) to the best knowledge of the chief executive officer and chief financial officer of Fifth Third, result in the creation of or give any person the right to create any material lien, charge, encumbrance, security agreement or any other material rights of others or other material adverse interest upon any material right, property or asset belonging to Fifth Third or any of its subsidiaries; (iii) terminate or give any person the right to terminate, amend, abandon, or refuse to perform any material agreement, arrangement or commitment to which Fifth Third is a party or by which Fifth Third's rights, properties or assets are subject or bound; or
(iv) accelerate or modify, or give any party thereto the right to accelerate or modify, the time within which, or the terms according to which, Fifth Third is to perform any duties or obligations or receive any rights or benefits under any material agreement, arrangements or commitments. For purposes of clauses (iii) and (iv) immediately preceding, material agreements, arrangements or commitments exclude agreements, arrangements or commitments having a term expiring less than six months from the date of this Agreement or which do not require the expenditure of more than $[100,000] over the term of the agreement, arrangement or commitment.

    4. As of the date hereof, Fifth Third is not aware of the existence of any factor that would materially delay or materially hinder issuance of any of the required regulatory approvals necessary to consummate the Merger or the other transactions contemplated hereby.

H. ARTICLES AND REGULATIONS. Complete and accurate copies of (i) the Second Amended Articles of Incorporation, as amended, and (ii) the Code of Regulations of Fifth Third in force as of the date hereof have been delivered to Peoples Bank Corporation.

I. COMPLIANCE WITH LAW. To the best knowledge of the chief executive officer and chief financial officer of Fifth Third, neither Fifth Third nor any of its subsidiaries has engaged in any activity or omitted to take any action which, in any material way, has resulted or could result in the violation of (i) any local, state or federal law or (ii) any regulation, order, injunction or decree of any court or governmental body, the violation of either of which could reasonably be expected to have a material adverse effect on the financial condition Fifth Third and its subsidiaries taken as a whole. To the best knowledge of the chief executive officer and chief financial officer of Fifth Third, Fifth Third and its subsidiaries possess all licenses, franchise, permits and other governmental authorizations necessary for the continued conduct of their businesses without material interference or interruption.

J. NO UNTRUE STATEMENTS; SEC FILINGS. 1. To the best knowledge of the chief executive officer and chief financial officer of Fifth Third, neither this Agreement nor any report, statement, list, certificate or other information furnished or to be furnished by Fifth Third to Peoples Bank Corporation or

Peoples Bank Corporation's agents in connection with this Agreement or any of the transactions contemplated hereby contains or shall contain an untrue statement of a material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

    2. Fifth Third has made available to Peoples Bank Corporation an accurate and complete copy (including all exhibits and all documents incorporated by reference) of each of the following documents as filed by Fifth Third with the
SEC: (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since January 1, 1999 by Fifth Third with the SEC, pursuant to the Securities Act or the Exchange Act, and (b) communication mailed by Fifth Third to its stockholders since January 1, 1999. Since January 1, 1999, Fifth Third has timely filed (and will timely file after the date of this Agreement) all reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all such reports complied (and, in the case of all reports and other documents filed after the date of this Agreement, will comply) in all material respects with the published rules and regulations of the SEC. As of the date of filing or mailing, as the case may be, no such registration statement, prospectus, report, schedule, proxy statement or communication contained (and no registration statement, prospectus, report, schedule, proxy statement or communication filed or mailed after the date of this Agreement will contain) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date (but filed before the date hereof) shall be deemed to modify information as of an earlier date, or omitted any material exhibit required to be filed therewith. No event has occurred subsequent to December 31, 1998 which Fifth Third is required to describe in a Current Report on Form 8-K other than the Current Reports heretofore furnished by Fifth Third to Peoples Bank Corporation. Fifth Third timely shall furnish Peoples Bank Corporation with copies of all reports filed by Fifth Third with the SEC subsequent to the date of this Agreement and until the Closing Date.

    3. Fifth Third and its subsidiaries have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 1997 with any SRO and any other Regulatory Agencies, and all other reports, registrations and statements required to be filed by them since January 1, 1997, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of Fifth Third and its subsidiaries, no Regulatory Agency has initiated any proceeding or, to the best knowledge of Fifth Third, investigation into the business or operations of Fifth Third or its subsidiaries since January 1, 1997. To the best knowledge of Fifth Third, there is no unresolved violation, or material criticism or exception, by any bank Regulatory Agency with respect to any report, registration or statement relating to any examinations of Fifth Third or its subsidiaries.

K. LITIGATION. There are no actions, suits, proceedings, investigations or assessments of any kind pending or, to the best knowledge of the chief executive officer and chief financial officer of Fifth Third, threatened against Fifth Third or any Fifth Third subsidiary, which reasonably can be expected to result in any material adverse change in the consolidated financial condition, operations or business of Fifth Third, or reasonably likely to prevent or delay the consummation of the transactions contemplated by this Agreement.

L. LOAN LOSSES. Since December 31, 1998 to the date hereof, none of Fifth Third nor any of its banking subsidiaries has incurred any unusual or extraordinary loan losses which would be material to Fifth Third on a consolidated basis; and to the best knowledge and belief of the chief executive officer and chief financial officer of Fifth Third, and in the light of any banking or Bank Subsidiary's historical loan loss experience and their managements' analysis of the quality and performance of their respective loan portfolios, as of December 31, 1998, their consolidated reserves for loan losses are adequate to absorb all known and reasonably anticipated losses as of such date.

M. TAX RETURNS. Fifth Third and its subsidiaries have filed all federal, state and local tax returns required to be filed (after giving effect to all extensions) by them, respectively, and have paid or provided for all tax liabilities shown to be due thereon or which have been assessed against them, respectively. All tax returns filed by fifth Third and its subsidiaries are complete and accurate in all material respects.

N. BROKER. Fifth Third has not, directly or indirectly, dealt with any investment banker, broker or finder in connection with this transaction and has not incurred and will not incur any obligation for any investment banker's, broker's or finder's fee or commission in connection with the transactions provided for in this Agreement.

O. INVESTMENT PORTFOLIO. The investment portfolios of Fifth Third and its subsidiaries and affiliates consist of securities in marketable form. Since December 31, 1998, to the date hereof Fifth Third and its affiliates, on a consolidated basis, have not incurred any unusual or extraordinary losses in their respective investment portfolios, and, except for matters of general application to banking industry (including, but not limited to, changes in laws or regulations or GAAP) or for events relating to the business environment in general, including market fluctuations and changes in interest rates, the management of Fifth Third is not aware of any events which are reasonably certain to occur in the future and which reasonably can be expected to result in any material adverse change in the quality or performance of the investment portfolios of Fifth Third and its affiliates on a consolidated basis.

P. TAXES; ACCOUNTING. Fifth Third has no reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code or for pooling-of-interests accounting treatment.

Q. EXPIRATION OF REPRESENTATIONS AND WARRANTIES. All representations and warranties contained in this Section III shall expire at the Effective Time, and thereafter, neither Fifth Third nor any officer or Director of Fifth Third shall have any further liability or obligation with respect thereto, except for any misrepresentations, breaches of warranties or violations of covenants that were made with intent to defraud.

  ARTICLE IV. OBLIGATIONS OF PEOPLES BANK CORPORATION BETWEEN THE DATE OF THIS
                                   AGREEMENT
                            AND THE EFFECTIVE TIME.

A. SHAREHOLDER MEETING. Peoples Bank Corporation, in consultation with Fifth Third, will take all actions necessary to call and hold an annual or a special meeting of Peoples Bank Corporation's shareholders as soon as practicable after the Fifth Third registration statement relating to the shares of Fifth Third Common Stock to be issued in the Merger has been declared effective by the SEC and under all applicable state securities laws for the purpose of approving the Merger and the plan of merger (within the meaning of Section 23-1-40-1 of the IBCL) contained in this Agreement (and any other documents or actions necessary to the consummation of the Merger) pursuant to law. Peoples Bank Corporation shall include in the proxy materials relating to the annual or special meeting that all Directors of Peoples Bank Corporation have indicated their intent to vote all shares of Peoples Bank Corporation Common Stock which they own of record in favor of approving this Agreement and any such other necessary documents or actions, and shall include the recommendation of the Board of Directors of Peoples Bank Corporation that the Peoples Bank Corporation shareholders vote in favor of approving this Agreement and any other necessary documents or actions, except as provided in the next sentence. The Board of Directors of Peoples Bank Corporation shall be permitted to withdraw or modify in a manner adverse to Fifth Third (or not to continue to make) its recommendation to its shareholders if, but only if, (a) in the reasonable opinion of the Board of Directors of Peoples Bank Corporation upon the advice of outside counsel, such action is required in order for the Board of

Directors of Peoples Bank Corporation to comply with duties applicable to directors under applicable law, and (b) the Peoples Bank Corporation has given Fifth Third five business days' prior notice of its intention to withdraw or modify such recommendation and Peoples Bank Corporation's Board of Directors has considered any proposed changes to this Agreement (if any) proposed by Fifth Third and (c) Peoples Bank Corporation has fully and completely complied with
Section IV.B. Without limiting the generality of the foregoing, Peoples Bank Corporation agrees that its obligations pursuant to the first sentence of this
Section IV.A. shall not be altered by the commencement, public proposal, public disclosure or communication to Peoples Bank Corporation of any Acquisition Proposal (as defined below), including without limitation a Superior Proposal (as defined below), or a decision by the Board of Directors of Peoples Bank Corporation to withdraw or modify in a manner adverse to Fifth Third (or not to continue to make) its recommendation to its stockholders to approve and adopt this Agreement and the Merger and the plan of merger contained in this Agreement. For the purposes of this Agreement, "Superior Proposal" shall mean any bona fide Acquisition Proposal for all of the outstanding shares of the Peoples Bank Corporation Common Stock on terms the Board of Directors of Peoples bank Corporation determines in its good faith judgment (taking into account the advice of a financial advisor of nationally recognized reputation, taking into account all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation) are more favorable and provide greater value to all of Peoples Bank Corporation's shareholders than this Agreement and the Merger taken as a whole.

B. NO SOLICITATION. Peoples Bank Corporation and its subsidiaries, and the officers, directors, financial or legal advisors of Peoples Bank Corporation and its subsidiaries, will not, directly or indirectly, (a) take any action to solicit, initiate or encourage any Acquisition Proposal or Alternative Offer or
(b) engage in negotiations with, or disclose any nonpublic information relating to Peoples Bank Corporation or any of its subsidiaries or afford access to the properties, books or records of Peoples Bank Corporation or any of its subsidiaries to, any person that may be considering making, or has made, an Acquisition Proposal or Alternative Offer; provided that Peoples Bank Corporation may, in response to an unsolicited written proposal from a third party regarding an Acquisition Proposal or Alternative Offer engage in the activities specified in clause (b) of this Section IV.B., if (i) in the reasonable opinion of the Board of Directors of Peoples Bank Corporation, with the advice of outside counsel, such action is required for the Board of Directors of Peoples Bank Corporation to comply with the duties applicable to directors under applicable law and (ii) Peoples Bank Corporation has received from such third party an executed confidentiality agreement with terms not materially less favorable to Peoples Bank Corporation than those contained in the confidentiality agreement entered into between Peoples Bank Corporation and Fifth Third dated June 3, 1999. Peoples Bank Corporation will immediately notify Fifth Third orally and will promptly (and in no event later than 24 hours after the relevant event) notify Fifth Third in writing (which oral and written notices shall identify the person making the Acquisition Proposal or Alternative Offer or request for information and set forth the material terms thereof) after having received any Acquisition Proposal or Alternative Offer, or request for nonpublic information relating to Peoples Bank Corporation or any of its subsidiaries or for access to the properties, books or records of Peoples Bank Corporation or any of its subsidiaries by any person who is considering making or has made an Acquisition Proposal or Alternative Offer. Peoples Bank Corporation will keep Fifth Third fully and currently informed of the status and details of any such Acquisition Proposal or Alternative Offer or request and any related discussions or negotiations. Subject to the foregoing, Peoples Bank Corporation shall, and shall cause the Bank Subsidiary and each of the PBC Subsidiaries' and their respective directors, officers and financial and legal advisors to, cease immediately and cause to be terminated all activities, discussions or negotiations, if any, with any persons conducted heretofore with respect to any Acquisition Proposal or Alternative Offer. Nothing in this
Section IV.B. shall prohibit Peoples Bank Corporation or its Board of Directors from taking and disclosing to the shareholders of Peoples Bank Corporation a position with respect to an Acquisition Proposal by a third party to the extent required under the Exchange Act or from making such disclosure to the shareholders of Peoples Bank Corporation which, in the judgment of the Board of Directors of Peoples Bank Corporation on advice of outside counsel, is required under applicable law; provided that nothing in this sentence shall affect the obligations of Peoples Bank Corporation and its Board of Directors under any other provision of this Agreement. For purposes of this Agreement, "Alternative Offer" means any offer or proposal for, or any indication of interest in (a) an acquisition of securities representing 10% or more of the voting power of Peoples Bank Corporation or 25% or more of the voting power of any Significant Subsidiary (as defined in Regulation S-X of the SEC) of Peoples Bank Corporation or (b) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of any of Peoples Bank Corporation's subsidiaries. For purposes of this Agreement, "Acquisition Proposal" means any offer or proposal for, or any indication of interest in (w) a merger or consolidation, or any similar transaction, involving Peoples Bank Corporation or any Significant Subsidiary of Peoples Bank Corporation, (x) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of Peoples Bank Corporation or all or substantially all of the assets or deposits of any Significant Subsidiary of Peoples Bank Corporation, (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the rules and regulations thereunder) of securities representing 10% or more of the voting power of Peoples Bank Corporation or more than 25% of any Significant Subsidiary of Peoples Bank Corporation, or (z) any substantially similar transaction.

C. VALUATION ADJUSTMENT. Consistent with GAAP, Peoples Bank Corporation agrees that on or before the Effective Time based on a review of the Bank Subsidiary's loan losses, current classified assets and commercial, multi-family and residential mortgage loans and investment portfolio, Peoples Bank Corporation will work with Fifth Third with the goal of establishing collection procedures, internal valuation reviews, credit policies and practices and general valuation allowances which are consistent with the guidelines used within the Fifth Third holding company system. Fifth Third shall provide such assistance and direction to Peoples Bank Corporation as is necessary in conforming to such polices, practices, procedures and asset dispositions which are mutually agreeable between the date of this Agreement until the Effective Time.

D. OPERATIONS IN THE ORDINARY COURSE; FORBEARANCES. From the date of this Agreement until the Effective Time, Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries will be operated in the ordinary course of business, and none of them will, without the prior written consent of Fifth Third, which consent shall not be unreasonably withheld: make any changes in its Restated Articles of Incorporation, Amended By-laws, or capital or corporate structures; issue any additional shares of Peoples Bank Corporation Common Stock other than pursuant to the exercise of options granted prior to the date hereof; issue, sell or permit to become outstanding any other equity securities, other than pursuant to the exercise of options granted prior to the date referred to in Section II.A.; or, issue as borrower any long term debt or convertible or other securities of any kind, or right to acquire any of its securities; make any material changes in its method of business operations; except for expenditures in the amounts and for the purposes set forth in Schedule 1 attached hereto, all of which are in excess of $10,000, make, enter into any agreement to make, or become obligated to make, any capital expenditures in excess of $10,000; make, enter into or renew any agreement for services to be provided to Peoples Bank Corporation, the Bank Subsidiary or any of the Bank Subsidiaries or permit the automatic renewal of any such agreement, other than the agreements identified in Schedule 1 which are specifically identified on such Schedule as agreements which Peoples Bank Corporation intends to renew, except any agreement for services having a term of not more than six (6) months or requiring the expenditure of not more than $50,000 (for this purpose the phrase "permit the automatic renewal" includes the failure to send a notice of termination of such contract if such failure would constitute a renewal); open for business any branch office which has been approved by the appropriate regulatory authorities but not yet opened or apply to the appropriate regulatory authorities to establish a new branch office or expand any existing branch office; acquire, become obligated to acquire, or enter into any agreement to acquire, any banking or non-banking company or any branch offices of any such companies or any material assets or liabilities outside the ordinary course of business, other than such agreements existing on the date hereof and disclosed in Schedule 1; make, declare, pay or set aside for payment any cash dividends on its own stock other than normal and customary cash dividends per quarter paid in such amounts and at such times as Peoples Bank Corporation historically has done on its Common Stock and which shall not exceed $.15 per share for the July 16 dividend (which may be increased by up to $.005 per share in each subsequent quarter in accordance with any increase in earnings, excluding extraordinary items and merger related expenses) or be paid more frequently than once per calendar quarter, provided this covenant shall only apply to Peoples Bank Corporation, and provided further that notwithstanding anything to the contrary herein, Peoples Bank Corporation and Fifth Third shall cooperate in selecting the Effective Time to ensure that the holders of Peoples Bank Corporation Common Stock do not become entitled to receive both a dividend with respect to their Peoples Bank Corporation Common Stock and a dividend with respect to their Fifth Third Common Stock or fail to be entitled to receive any dividend with respect to any quarterly period or portion thereof in which the Effective Time occurs; pay any stock dividends or make any other distributions on its stock other than cash dividends as described in the immediately preceding clause; change or otherwise amend any Benefit Plans other than as required by law or as contemplated herein; provide any increases in employee salaries or benefits other than in the ordinary course of business or as contemplated herein; or take any intentional action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement, except, in every case, as required by applicable law, regulation or safe and sound banking practices. Peoples Bank Corporation agrees that it will not sell, transfer, mortgage or otherwise dispose of or encumber any of the shares of the capital stock of the Bank Subsidiary or any other PBC Subsidiary which are now owned by it, and none of Peoples Bank Corporation, the Bank Subsidiary nor any PBC Subsidiary shall sell, transfer, mortgage or otherwise dispose of or encumber any other assets, except in the ordinary course of business consistent with past practice.

E. FILINGS. Peoples Bank Corporation will timely file after the date of this Agreement all reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and, as of their respective dates, all such reports will comply in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of filing or mailing, as the case may be, no such registration statement, prospectus, report, schedule, proxy statement or communication filed or mailed after the date of this Agreement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date, or omitted any material exhibit required to be filed therewith. Peoples Bank Corporation shall furnish Fifth Third in a timely manner with copies of all reports filed by Peoples Bank Corporation with the SEC subsequent to the date of this Agreement and until the Closing Date.

F. RESOLUTION. A certified copy of the resolution of the Board of Directors of Peoples Bank Corporation approving the execution of this Agreement, specifically referring to the oral fairness opinion rendered by McDonald Investments Inc. shall be delivered to Fifth Third on the date of execution of this Agreement. A copy of the executed written opinion of McDonald Investments Inc. dated effective as of the date of the board action will be delivered to Fifth Third as soon as practicable after the date of this Agreement.

        ARTICLE V. COOPERATION AND OTHER OBLIGATIONS AND OTHER COVENANTS

A. REGISTRATION STATEMENT AND PROXY STATEMENT. 1. Each of Fifth Third and Peoples Bank Corporation agrees to cooperate in the preparation of a registration statement on Form S-4 (the "Registration Statement") to be filed by Fifth Third as promptly as reasonably practicable with the SEC in connection with the issuance of Fifth Third Common Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of Peoples Bank Corporation constituting a part thereof (the "Proxy Statement") and all related documents). The Registration Statement and the Proxy Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. Each of Fifth Third and Peoples Bank Corporation shall, as promptly as practicable after receipt thereof, provide copies of any written comments received from the SEC with respect to the Registration Statement and the Proxy Statement, as the case may be, to the other party, and advise the other party of any oral comments with respect to the Registration Statement or the Proxy Statement received from the SEC. Each of Fifth Third and Peoples Bank Corporation agrees to use reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. As promptly as possible after the Registration Statement is declared effective, Peoples Bank Corporation agrees to mail the Proxy Statement to its shareholders in accordance with the directions and under the supervision of Fifth Third. Fifth Third also agrees to use reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by the Agreement. Peoples Bank Corporation agrees to furnish to Fifth Third all information concerning Peoples Bank Corporation, its Subsidiaries, officers, directors and stockholders as may be reasonably requested in connection with the foregoing.

    2. Each of Fifth Third and Peoples Bank Corporation agrees, as to itself and its subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and
(ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Peoples Bank Corporation shareholder meeting to approve the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

    3. Fifth Third agrees to advise Peoples Bank Corporation, promptly after Fifth Third receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Fifth Third Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. Peoples Bank Corporation agrees to advise Fifth Third of any request by the SEC for the amendment or supplement of the Proxy Statement or for additional information.

B. REGULATORY APPROVALS. 1. Fifth Third will prepare and cause to be filed, at the expense of Fifth Third, such notices, applications and other documents with the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Ohio Division of Financial Institutions, the Indiana Department of Financial Institutions, and any other Regulatory Agencies or stock exchanges as are required to secure the requisite approvals for the consummation of the transactions provided for in this Agreement. Fifth Third shall use all reasonable efforts to file all such applications within sixty (60) days of the date of this Agreement and to secure all such approvals. Peoples Bank Corporation agrees that it will cooperate with Fifth Third and, as promptly as practicable after request and at its own expense, provide Fifth Third with all information and documents concerning Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries, as shall be required in connection with preparing such notices, applications and other documents and in connection with securing such approvals. Prior to filing any such applications or other documents with the applicable governmental agencies, Fifth Third shall provide copies thereof to Peoples Bank Corporation.

    2. Third Fifth and Peoples Bank Corporation shall promptly advise each other upon receiving any communication from any governmental entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement.

C. REASONABLE BEST EFFORTS. Each of the parties hereto agrees to use its reasonable best efforts and to cooperate with the other party in all reasonable respects in order to carry out and consummate the transactions contemplated by this Agreement at the earliest practicable time including, without limitation, the filing of applications, notices and other documents with, and obtaining approval from, appropriate governmental regulatory agencies; provided that nothing in this Agreement shall obligate Fifth Third to agree to any conditions, restraints or requirements that would materially reduce the anticipated benefits of the Merger to Fifth Third or could reasonably be expected to have a material adverse effect on Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries taken as a whole (it being understood that a condition preventing the integration of the computer systems of Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary with those of Fifth Third or its subsidiaries until after January 1, 2000 shall not be deemed such a burdensome condition).

D. ACCESS TO INFORMATION. 1. Peoples Bank Corporation agrees to permit Fifth Third, its officers, employees, accountants, agents and attorneys, and Fifth Third agrees to permit Peoples Bank Corporation, its officers, employees, accountants, agents and attorneys, to have reasonable access during business hours to their respective books, records and properties, and those of its respective subsidiaries as well, for the purpose of making a detailed examination, or updating and amplifying prior examinations, of the financial condition, assets, liabilities, legal compliance, affairs and the conduct of the business of Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries or Fifth Third and its subsidiaries, as the case may be, prior to the Effective Time, and also to permit the monitoring of the foregoing on an ongoing basis (such rights of examination and monitoring to be subject to the confidentiality obligations set forth in Section VII.D. hereof); provided, however, no investigation by any of the parties or their respective representatives shall affect the representations and warranties of the other set forth herein.

    2. Fifth Third will not disclose to others, shall not use in respect of its (or any of its subsidiaries) business operations, and will hold in confidence any non-public, confidential information disclosed to it by Peoples Bank Corporation concerning Peoples Bank Corporation, the Bank Subsidiary or any of the PBC Subsidiaries. Peoples Bank Corporation will not disclose to others, shall not use in respect of its (or any of its subsidiaries) business operations, and will hold in confidence any non-public, confidential information disclosed to it concerning Fifth Third or any of its affiliates. In the event the Merger is not completed, all non-public financial statements, documents and materials, and all copies thereof, shall be returned to Peoples Bank Corporation or Fifth Third, as the case may be, and shall not be used by Fifth Third or Peoples Bank Corporation, as the case may be, in any way detrimental to Peoples Bank Corporation or Fifth Third.

    3. As soon as they are available, Peoples Bank Corporation will provide to Fifth Third Peoples Bank Corporation's unaudited, consolidated balance sheets, statements of income, changes in stockholders' equity and cash flows as of and at June 30, 1999, and for the six months then ended, and shall continue to furnish such financial information for subsequent monthly and quarterly periods to Fifth Third, and audited, consolidated financial statements as at December 31, 1999 and for the year then ended, as soon as practicable, in each case, until the Closing Date. Such audited and unaudited consolidated financial statements of Peoples Bank Corporation will fairly present, as applicable, the consolidated financial condition, results of operations and cash flows of Peoples Bank Corporation as of the date thereof, and for the years or periods covered thereby, in conformity with GAAP, consistently applied (except as stated therein and except for the omission of notes to unaudited statements and except for normal (in nature and amount) year-end adjustments to interim results). Peoples Bank Corporation timely shall furnish Fifth Third with copies of all reports filed by Peoples Bank Corporation with the SEC subsequent to the date of this Agreement and until the Closing Date.

    4. As soon as they are available, Fifth Third will provide to Peoples Bank Corporation Fifth Third's unaudited, consolidated balance sheets, statements of operations, statements of stockholders' equity and cash flows as of and at June 30, 1999, and for the six months then ended, and shall continue to furnish such financial information for subsequent monthly and quarterly periods to Peoples Bank Corporation, and audited, consolidated financial statements as at December 31, 1999 and for the year then ended, as soon as practicable, in each case, until the Closing Date. Such audited and unaudited consolidated financial statements of Fifth Third fairly will fairly present, as applicable, the consolidated financial condition, results of operations and cash flows of Fifth Third as of the date thereof, and for the years or periods covered thereby, in conformity with GAAP, consistently applied (except as stated therein and except for the omission of notes to unaudited statements and except for normal (in nature and amount) year-end adjustments to interim results). Fifth Third timely shall furnish Peoples Bank Corporation with copies of all reports filed by Fifth Third with the SEC subsequent to the date of this Agreement and until the Closing Date.

E. EMPLOYEE BENEFIT MATTERS. 1. If Fifth Third so requests, Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary shall develop a plan and timetable for terminating any or all of the Qualified Benefit Plans, and, with the advance written approval of Fifth Third, shall proceed with the implementation of said termination plan and timetable; provided that such terminations will not adversely affect qualification of such Qualified Benefit Plan under the Code.

    2. Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries shall provide to Fifth Third at least sixty (60) days prior to the Effective Time, documentation reasonably satisfactory to Fifth Third demonstrating that the requirements of Sections 404, 412, 415, 416, 401(k) and (m) of the Code have been satisfied by all of its Qualified Benefit Plans for the 1996, 1997 and 1998 plan years.

    3. With respect to any Benefit Plan that provides for vesting of benefits, there shall be no discretionary acceleration of vesting without Fifth Third's consent whether or not such discretionary acceleration of vesting is provided under the terms of the Benefit Plan; provided that a Benefit Plan which pursuant to its terms provides for an acceleration of vesting upon a change of control of Peoples Bank Corporation shall not be deemed to involve a discretionary acceleration of vesting and vesting thereunder shall accelerate as of the Effective Time or any later date as provided therein.

    4. If requested by Fifth Third, Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries shall take all actions necessary to freeze the Qualified Benefit Plans other than the Pension Plan as of a date at least thirty (30) days prior to the Effective Time such that no further contributions (including employee 401(k) contributions) shall be made under the Qualified Benefit Plans after the Effective Time.

    5. Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries, without the advance written consent of Fifth Third, which shall not be unreasonably withheld or delayed, shall not (a) adopt any amendments to the Qualified Benefit Plans after the date of this Agreement; or (b) make any distributions from the Qualified Benefit Plans after the date of this Agreement; or (c) make any contributions to the Qualified Benefit Plans (except 401(k) employee contributions and any required employer matching contributions which are consistent with past practice of Peoples Bank Corporation with respect to the timing and amount of contributions) after the date of this Agreement; or (d) take any action which would reduce or restrict the availability of surplus (excess of plan assets over plan liabilities) under any defined benefit plan as defined in Section 414(j) of the Code. After

Peoples Bank Corporation has satisfied the requirements of Section E (2) above, consent of Fifth Third shall not be required for distributions permitted pursuant to the terms of the Qualified Benefit Plans as currently in effect.

    6. Within thirty (30) days after the date of this Agreement, Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries shall take any and all actions necessary to amend the Peoples Bank & Trust Company Employees' Pension Plan ("Pension Plan") so as to revoke the amendment to the Pension Plan which was adopted June 17, 1999 to the extent permitted by law. Such actions shall be taken in accordance with all applicable laws, regulations and the Pension Plan documents in such a way that ensures that participants and beneficiaries in the Pension Plan have no legal entitlement to any overfunding in the Pension Plan. Within forty-five (45) days after the date of this Agreement, Peoples Bank Corporation shall have received the reasoned opinion of Barnes & Thornburg, counsel to Peoples Bank Corporation, in a form reasonably acceptable to Fifth Third, to the effect that, after the actions taken to revoke the June 17, 1999 amendment to the Pension Plan, to the extent permitted by law (a) no participant, beneficiary or other party (other than Peoples Bank Corporation, the Bank Subsidiary or the PBC Subsidiaries) should have any entitlement to any surplus assets in the Pension Plan and (b) the actions taken to revoke such amendment should not constitute an impermissible reduction in accrued benefits.

    7. Within thirty (30) days after the date of this Agreement, Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries shall take any and all actions necessary to amend the Peoples Bank & Trust Company Unfunded Supplemental Retirement Plan For a Select Group of Management Employees (the "SERP") so as to revoke the Third Amendment to the SERP which was adopted June 17, 1999. Such actions shall be taken in accordance with all applicable laws, regulations and the SERP documents in such a way that ensures that participants and beneficiaries in the SERP have no legal entitlement to any benefits based on said Third Amendment. Such actions shall include but not be limited to obtaining the written consent of such revocation of each participant and beneficiary under the SERP and each participant's written agreement that they will receive no benefit if he or she terminates (for any reason) service before attaining age 60, except in the case of death or disability in accordance with the terms of the SERP in effect prior to such Third Amendment.

    8. Schedule 1 lists all of the split dollar life insurance agreements and policies as to which Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries is a party.

F. STATE ANTI-TAKEOVER STATUTES. Peoples Bank Corporation will take all steps reasonably within its control which are necessary to exempt (or continue the exemption of) the Merger, this Agreement and the transactions contemplated hereby and thereby from any applicable state anti-takeover law, as now or hereafter in effect.

G. AFFILIATES. Not later than the 15(th) day prior to the mailing of Peoples Bank Corporation's Proxy Statement with respect to the Merger, Peoples Bank Corporation shall deliver to Fifth Third a list of each person that, to the best of Peoples Bank Corporation's knowledge, is or is reasonably likely to be, as of the date of the annual or special meeting called to approve the Merger, deemed an "affiliate" of it as that term is used in Rule 145 under the Securities Act, or SEC Accounting Series Releases 130 and 135 (the "Peoples Bank Corporation Affiliates"). Peoples Bank Corporation shall use its reasonable best efforts to cause each Peoples Bank Corporation Affiliate to execute and deliver to Fifth Third on or before the mailing of such Proxy Statement an agreement in the form of Appendix A hereto.

H. EMPLOYMENT AGREEMENTS. Within thirty (30) days after the date of this Agreement, Peoples Bank Corporation shall have obtained signed agreements and releases (in a form previously approved by Fifth Third) from the officers of Peoples Bank Corporation listed on Article V, Section H of Schedule 1 attached hereto, in which such employees have agreed to terminate their employment agreements and waive their rights to any payments under said agreements.

I. EXCHANGE FUND. Immediately prior to the Effective Time, the Exchange Agent, will acknowledge in writing to Peoples Bank Corporation that the Exchange Agent is in receipt of (i) certificates representing a whole number of shares of Fifth Third Common Stock to be issued to the shareholders of Peoples Bank Corporation pursuant to this Agreement, and (ii) sufficient cash to be paid to the Peoples Bank Corporation shareholders for fractional shares.

J. EXEMPTION FROM LIABILITY UNDER SECTION 16(B). Assuming that Peoples Bank Corporation delivers to Fifth Third the Section 16 Information in a timely fashion prior to the Effective Time, the Board of Directors of Fifth Third, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter and in any event prior to the Effective Time adopt a resolution, expressly relying on Peoples Bank Corporation's representation that any such options or other grants were upon their issuance exempt from liability pursuant to Section 16(b) under the Exchange Act, providing that the receipt by the Peoples Insiders of Fifth Third Common Stock in exchange for shares of Peoples Bank Corporation Common Stock, and of options to purchase shares of Fifth Third Common Stock upon conversion of options to purchase shares of Peoples Bank Corporation Common Stock, in each case pursuant to the transactions contemplated hereby and to the extent such securities are listed in the Section 16 Information, are intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act; provided, however, that the Board of Directors of Fifth Third will be under no obligation to adopt such a resolution unless it may expressly rely on a written representation by Peoples Bank Corporation that any such options or other grants were, upon their issuance, exempt from liability pursuant to Section 16(b) under the Exchange Act. "Section 16 Information" shall mean information accurate in all respects regarding the Peoples Insiders, the number of shares of Peoples Bank Corporation Common Stock held by each such Peoples Insider and expected to be exchanged for Fifth Third Common Stock in the Merger, and the number and description of the options to purchase shares of Peoples Bank Corporation Common Stock held by each such Peoples Insider and expected to be converted into options to purchase shares of Fifth Third Common Stock in connection with the Merger. "Peoples Insiders" shall mean those officers and directors of Peoples Bank Corporation who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

                  ARTICLE VI. CONDITIONS PRECEDENT TO CLOSING.

A.  CONDITIONS TO THE OBLIGATIONS OF EACH OF THE PARTIES:

    The obligation of each of the parties hereto to consummate the transactions provided for herein is subject to the fulfillment on or prior to the Effective Time of each of the following conditions:

    1. The shareholders of Peoples Bank Corporation shall have duly approved the Merger and the plan of merger contained within this Agreement, by the affirmative vote of a majority of the outstanding shares of Peoples Voting Common Stock and by the affirmative vote of a majority of the outstanding shares of Peoples Non-Voting Common Stock, voting as separate voting groups, in accordance with and as required by law and in accordance with Peoples Bank Corporation's Restated Articles of Incorporation and Amended Bylaws.

    2. All necessary governmental and regulatory orders, consents, clearances and approvals and requirements shall have been secured and satisfied for the consummation of such transactions, including without limitation, those of the Federal Reserve System, the Ohio Division of Financial Institutions, the Indiana Division of Financial Institutions, and the Federal Deposit Insurance Corporation to the extent required and, in the case of Fifth Third, none of such orders, consents, clearances and approvals and requirements shall be subject to a condition, restriction or requirement of the type referred to in the proviso to Section VI.C. hereof.

    3. Any waiting period mandated by law in respect of the final requisite approval by any applicable Regulatory Agency of the transaction contemplated herein shall have expired.

    4. Prior to or at the Effective Time, no investigation by any state or federal agency shall have been threatened or instituted seeking to enjoin or prohibit, or enjoining or prohibiting, the transactions contemplated hereby and no governmental action or proceeding shall have been threatened or instituted before any court or government body or authority, seeking to enjoin or prohibit, or enjoining or prohibiting, the transactions contemplated hereby other than investigations, actions and proceedings which have been withdrawn prior to or at the Effective Time without material adverse effect to Fifth Third or Peoples Bank Corporation, individually or on a combined basis, and other than regularly scheduled regulatory examinations.

    5. Fifth Third shall have registered its shares of Fifth Third Common Stock to be issued to the Peoples Bank Corporation shareholders hereunder with the SEC pursuant to the Securities Act, and with all applicable state securities authorities. The registration statement with respect thereto shall have been declared effective by the SEC and all applicable state securities authorities and no stop order shall have been issued. The shares of Fifth Third Common Stock to be issued to the Peoples Bank Corporation shareholders hereunder shall have been authorized for trading on the NASDAQ National Market System upon official notice of issuance.

B.  ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF FIFTH THIRD:

    The obligation of Fifth Third to consummate the transactions provided for herein is subject to the fulfillment at or prior to the Effective Time of each of the following additional conditions unless waived by Fifth Third in a writing delivered to Peoples Bank Corporation which specifically refers to the condition or conditions being waived:

    1. All of the representations and warranties of Peoples Bank Corporation set forth in Article II of this Agreement that contain a materiality standard shall be true and correct, and all of the other representations and warranties of Peoples Bank Corporation set forth in Article II of this Agreement shall be true and correct in all material respects, in each case, both as of the date of this Agreement and at and as of the Closing Date (as hereinafter defined) as if each such representation and warranty was given on and as of the Closing Date, except for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date.

    2. Peoples Bank Corporation shall have performed all of the obligations required of it under the terms of this Agreement, except for breaches of obligations which would not have, and would not reasonably be expected to have, any material adverse effect on the financial condition, business or operations of Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries taken as a whole.

    3. Barnes & Thornburg, counsel for Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries, shall have delivered an opinion addressed to Fifth Third in substantially the form appended hereto as Appendix B.

    4. The aggregate amount of consolidated shareholders' equity (including Peoples Bank Corporation Common Stock and retained earnings and excluding treasury stock) of Peoples Bank Corporation immediately prior to the Effective Time, as shown by and reflected in its books and records of accounts on a consolidated basis in accordance with generally accepted principles, consistently applied, shall not be less than $52,000,000. For purposes of this
Section VI.B.4., (A) any expenses or accruals after the date hereof relating to
(i) the adjustments contemplated by Section IV.B.(i) herein, (ii) termination or funding of any of Peoples Bank Corporation's, the Bank Subsidiary's and the PBC Subsidiaries' Benefit Plans, as contemplated herein, (iii) expenses associated with the Merger, or (iv) expenses or losses associated with the valuing of the investments of Peoples Bank Corporation, the Bank Subsidiary or the PBC Subsidiaries at current market value as required by

GAAP shall be excluded for purposes of calculation of Peoples Bank Corporation's shareholders' equity as contemplated herein prior to the Effective Time.

    5. Peoples Bank Corporation's independent certified public accountants shall have reviewed the unaudited consolidated financial statements of Peoples Bank Corporation as at the end of the month immediately preceding the Effective Time, as well as the unaudited separate financial statements of the Bank Subsidiary and each PBC Subsidiary as of the same date, performed such other auditing procedures as may be requested by Fifth Third and reported in good faith that they are not aware of any material modifications which would have a material adverse effect on the financial condition of Peoples Bank Corporation, the Bank Subsidiary or any PBC Subsidiary that should be made in order for such financial statements to (i) be in conformity with GAAP, consistently applied, excluding the presentation of footnotes, and (ii) accurately state the financial condition and results of operations of Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries, and such modifications, in either case, would have a material adverse effect on the financial condition of Peoples Bank Corporation, the Bank Subsidiary or the PBC Subsidiaries.

    6. Fifth Third shall have received a certificate from Peoples Bank Corporation and the Bank Subsidiary, executed by the chief executive officer and chief financial officer of each, dated the Closing Date, certifying to the best knowledge and belief of the chief executive officer and chief financial officer of each that the conditions set forth in Section VI.B.1. and VI.B.2. have been satisfied.

    7. The total number of shares of Peoples Bank Corporation Common Stock issued and outstanding, or issuable pursuant to any outstanding options (whether or not exercisable or vested) shall not exceed 3,180,000 shares.

    8. (a) In consideration of the consummation of this transaction, each of the independent Directors of Peoples Bank Corporation shall have executed and delivered to Fifth Third an agreement by which such Directors shall agree for the Restricted Period (as defined below) not to directly or indirectly, whether for their own account or for the account of any other person, firm, corporation, or other business organization, (i) serve as a director of, or beneficially own more than 5% of the voting common stock of, any financial institution engaged in the provision of Banking Services headquartered in the State of Indiana, or (ii) join with any other parties to apply to any State or Federal regulatory authority for the issuance of a bank or savings and loan charter for operation in the State of Indiana. Notwithstanding any provision contained in this Section 8, the restrictions contained herein shall not be applicable to (i) any activity or investment of the Director which existed at the time of this Agreement and which was disclosed by the Director to Fifth Third, (ii) any activity of the Director's spouse.

        (b) The term "Restricted Period" shall mean the period beginning on the Effective Date and ending three (3) years from the Effective Time.

        (c) The term "Banking Services" shall mean retail or commercial deposit or lending business, asset management and all other services which are customarily provided by banks or which are otherwise provided by Fifth Third or its affiliates.

    9. Fifth Third shall have received an opinion of Graydon, Head & Ritchey, counsel to Fifth Third, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion: (a) the Merger constitutes a "reorganization" within the meaning of Section 368 (a) of the Code and (b) that, accordingly, no gain or loss will be recognized by Fifth Third as a result of the Merger. In rendering such opinion, such counsel may require and rely upon representations contained in letters from Fifth Third and Peoples Bank Corporation.

    10. On the date of execution of this Agreement, William E. McWhirter and Susan McWhiter each executes and delivers to Fifth Third a Shareholder Support Agreement in the form of Appendix E attached hereto.

C.  ADDITIONAL CONDITIONS TO THE OBLIGATIONS OF PEOPLES BANK CORPORATION:

    The obligation of Peoples Bank Corporation to consummate the transactions provided for herein is subject to the fulfillment at or prior to the Effective Time of each of the following additional conditions unless waived by Peoples Bank Corporation in a writing delivered to Fifth Third which specifically refers to the condition or conditions being waived:

    1.  All of the representations and warranties of Fifth Third set forth in
Article III of this Agreement that contain a materiality standard shall be true and correct, and all of the other representations and warranties of Fifth Third set forth in Article III of this Agreement shall be true and correct in all material respects, in each case, both shall be true and correct in all material respects as of the date of this Agreement and at and as of the Closing Date as if each such representation and warranty was given on and as of the Closing Date, except for any such representations and warranties made as of a specified date, which shall be true and correct in all material respects as of such date.

    2. Fifth Third shall have performed all of the obligations required of it under the terms of this Agreement in all material respects.

    3. Paul L. Reynolds, counsel for Fifth Third, shall have delivered an opinion addressed to Peoples Bank Corporation in substantially the form appended hereto as Appendix C.

    4. Peoples Bank Corporation shall have received a certificate from Fifth Third, executed by its chief executive officer and chief financial officer, dated the Closing Date, certifying to each of such officers' best knowledge and belief that the conditions set forth in Section VI.C.1. and VI.C.2. have been satisfied.

    5. Peoples Bank Corporation shall have received an opinion of Barnes & Thornburg, counsel to Peoples Bank Corporation, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion (a) the Merger constitutes a "reorganization" within the meaning of
Section 368 (a) of the Code and (b) that, accordingly, (i) no gain or loss will be recognized by Peoples Bank Corporation as a result of the Merger and (ii) no gain or loss will be recognized by a stockholder of Peoples Bank Corporation who receives Fifth Third Common Stock in exchange for shares of Peoples Bank Corporation Common Stock, except with respect to cash received in lieu of fractional share interests. In rendering such opinion, such counsel may require and rely upon representations contained in letters from Fifth Third and Peoples Bank Corporation.

    6. McDonald Investments Inc. shall have delivered to the Peoples Bank Corporation Board of Directors its written opinion updated to the date of the proxy statement for the meeting of the Peoples Bank Corporation shareholders called to approve the Merger to the effect that the Exchange Ratio is fair from a financial point of view to the holders of Peoples Bancorp Common Stock.

                       ARTICLE VII. ADDITIONAL COVENANTS

A. BANK MERGER. The Bank Subsidiary shall be merged with and into Fifth Third Bank, Indiana, to be effective at the Effective Time. The parties hereto agree to cooperate with one another to effect such merger. Upon consummation of any merger of the Bank Subsidiary, the separate corporate existence of the Bank Subsidiary shall cease by operation of law. Fifth Third reserves the right in its sole discretion to not merge the Bank Subsidiary with Fifth Third Bank, Indiana and instead to keep the separate existence of the Bank Subsidiary or to merge the Bank Subsidiary with any other affiliate of Fifth Third.

B. EMPLOYMENT ARRANGEMENTS. 1. Fifth Third shall consider employing at Fifth Third or other Fifth Third subsidiaries or affiliates as many of the Peoples Bank Corporation and Bank Subsidiary employees who desire employment within the Fifth Third holding company system as possible, to the extent of available positions and consistent with Fifth Third's standard staffing levels and personnel policies; provided that such continuing employees will not be subject to any exclusion or penalty for pre-existing conditions that were covered under the Bank Subsidiary's medical plan immediately prior to the Effective Time or any waiting period relating to coverage under Fifth Third's medical plan.

    2. Those employees who do not have an employment or severance agreement and who are not employed by Fifth Third or who are terminated or voluntarily resign after being notified that, as a condition of employment, such employee must work at a location more than thirty (30) miles from such employee's former location of employment or that such employee's salary will be materially decreased, in any case and in both cases, within ninety (90) days after the Effective Time, and who sign and deliver a termination and release agreement in the form attached as Appendix D hereto, shall be entitled to severance pay equal to, (a) in the case of employees named on Schedule 1, the amounts listed with respect to each such employee on such Schedule 1 provided that in the event severance payments under this Section VII (B)(2) exceed $1,100,000 the amounts due such employees shall be reduced ratably to the extent of such excess, (b) in the case of officers of Peoples Bank Corporation or the Bank Subsidiary not listed on
Schedule 1, two (2) weeks of pay for each year of service up to a maximum of twenty-six (26) weeks of pay and a minimum of four (4) weeks of pay, (c) in the case of all other exempt employees two (2) weeks of pay for each year of service up to a maximum of twelve (12) weeks of pay and a minimum of four (4) weeks of pay, and (d) in the case of all other employees two (2) weeks of pay for each year of service up to a maximum of eight (8) weeks of pay and a minimum of four
(4) weeks of pay. All officers of Peoples Bank Corporation identified on Article V Section H of Schedule 1 will not be entitled to receive the severance benefits described in this Section 2. For these purposes, if there has been a break in an employee's period of employment, the prior period shall be added to the current period of employment. Fifth Third shall provide sufficient notification to Peoples Bank Corporation of those employees that will not be offered a position with Fifth Third subsequent to the Effective Time in order that such employees terminated by Peoples Bank Corporation can be given appropriate notice of termination in advance of the effectiveness thereof. Nothing contained in this
Section VII.B.2 shall be construed or interpreted to limit or modify in any way Fifth Third's at will employment policy.

    3. With the consent of Fifth Third, Peoples Bank Corporation, the Bank Subsidiary and the PBC Subsidiaries may make such payments as they determine appropriate to selected key employees as retention bonuses, noncompete payments and/or severance. Any employee entitled to receive such a payment shall not be entitled to severance payments under 2 above. As a condition to receiving any such payments, an employee shall be required to sign and deliver a termination and release agreement in the form comparable to that attached as Appendix D.

    4. Fifth Third shall honor and perform, and pay when due amounts required under, Severance Agreements, dated the date hereof with the officers of Peoples Bank Corporation listed on Schedule 1 attached hereto.

    5. The Bank Subsidiary is authorized to continue to accrue and pay bonuses in accordance with the bonus and incentive compensation plans listed on Schedule 1, which are paid in the ordinary course of business; provided that the Bank Subsidiary may elect to accrue and pay all bonuses that would otherwise be paid for 1999 pursuant to such plans at the Effective Time (based upon a projected income for 1999 of the Bank Subsidiary as of the date of such payment without deduction for merger related expenses). Such bonus arrangements are described on
Schedule 1. Any employee whose employment is terminated voluntarily or involuntarily prior to the Effective Time shall not be paid a bonus or incentive compensation without the prior written consent of Fifth Third. Such bonus payments will not exceed $1,300,000 in the aggregate without the prior written consent of Fifth Third.

C. DIRECTOR, OFFICER AND EMPLOYEE INDEMNIFICATION. (i) From and after the Effective Time, Fifth Third shall assume the obligations of Peoples Bank Corporation and Bank Subsidiary or any of their subsidiaries arising under applicable Ohio, Indiana and Federal law in existence as of the date hereof or as amended prior to the Effective Time and under the Peoples Bank Corporation's Restated Articles of Incorporation and Amended By-laws or the Bank Subsidiary's Articles of Incorporation and Bylaws as in effect on the date hereof, to indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who become, prior to the Effective Time, an officer or director of Peoples Bank Corporation, Bank Subsidiary, or any of their subsidiaries (the "Indemnified Parties") against losses, claims, damages, costs, expenses (including reasonable attorneys' fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Fifth Third) of or in connection with any claim, action, suit, proceeding or investigation (a "Claim") in which an Indemnified Party is, or is threatened to be made, a party or a witness based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Peoples Bank Corporation, the Bank Subsidiary or any of their subsidiaries if such Claim pertains to any matter or fact arising, existing or occurring prior to the Effective Time (including, without limitation, the Merger and the transactions contemplated by this Agreement), regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time. Fifth Third shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law and under Peoples Bank Corporation's Restated Articles of Incorporation or Amended By-laws or Bank Subsidiary's Articles of Incorporation or Bylaws. Fifth Third's assumption of the indemnification obligations of Peoples Bank Corporation, Bank Subsidiary or any of their subsidiaries as provided herein shall continue for a period of five years after the Effective Time or, in the case of claims asserted prior to the fifth anniversary of the Effective Time until such matters are finally resolved. Any Indemnified Party wishing to claim indemnification under this provision, upon learning of any Claim shall notify Fifth Third (but the failure to so notify Fifth Third shall not relieve Fifth Third from any liability which Fifth Third may have under this section except to the extent Fifth Third is materially prejudiced thereby). Notwithstanding the foregoing, the Indemnified Parties as a group may retain only one law firm to represent them with respect to each matter under this section unless there is, under applicable standards of professional conduct, a conflict on any one significant issue between the positions of any two or more Indemnified Parties.

    (ii) From and after the Effective Time, the directors, officers and employees of Peoples Bank Corporation and its subsidiaries who become directors, officers or employees of Fifth Third or any of its subsidiaries, except for the indemnification rights set forth in subparagraph (i) above, shall have indemnification rights with prospective application only. The prospective indemnification rights shall consist of such rights to which directors, officers or employees of Fifth Third or the subsidiary by which such person is employed are entitled under the provisions of the Articles of Incorporation of Fifth Third or similar governing documents of Fifth Third or its applicable subsidiaries, as in effect from time to time after the Effective Time, as applicable, and provisions of applicable law as in effect from time to time after the Effective Time.

   (iii) The obligations of Fifth Third provided under this Section VII.C. are intended to benefit, and be enforceable against Fifth Third directly by, the Indemnified Parties, and shall be binding on all respective successors of Fifth Third.

    (iv) Fifth Third shall also purchase and keep in force for a three (3) year period, a policy of directors' and officers' liability insurance to provide coverage for acts or omissions of the type and in at least the amount currently covered by Peoples Bank Corporation's existing directors' and officers' liability insurance for acts or omission occurring on or prior to the Effective Time, but only to the extent such insurance may be purchased or kept in full force on commercially reasonable terms taking into account the cost thereof and the benefits provided thereby. It is agreed that such costs shall be commercially reasonable so long as they do not exceed 150% of the costs currently paid for such coverage by Peoples Bank Corporation.

D. NOTICES. All notices, requests, consents, and demands under this Agreement shall be in writing and shall be sufficient in all respects if delivered in person or mailed by certified mail, return receipt requested, with postage prepaid, or by confirmed air courier, and addressed, if to Peoples Bank Corporation to Mr. William E. McWhirter, Chairman and CEO, Peoples Bank Corporation of Indianapolis, 130 East Market Street, Indianapolis, Indiana 46204, with a copy to Eric R. Moy, Barnes & Thornburg, 11 South Meridian Street, Indianapolis, Indiana 46204; and, if to Fifth Third, to Mr. George A. Schaefer, Jr., President and Chief Executive Officer, Fifth Third Bancorp, 38 Fountain Square Plaza, Cincinnati, Ohio 45263, with a copy to Paul L. Reynolds, Esq., Senior Vice President and General Counsel, Fifth Third Bank, Legal Division, 38 Fountain Square Plaza, M.D. 10AT76, Cincinnati, Ohio 45263. Such notices shall be deemed to be received when delivered in person or when deposited in the mail by certified mail, return receipt requested with postage prepaid. If sent by confirmed air courier, such notice shall be deemed to be given upon the earlier to occur of the date upon which it is actually received by the addressee or the business day upon which delivery is made at such address as confirmed by the air courier (or if the date of such confirmed delivery is not a business day, the next succeeding business day). If mailed, such notice shall be sent by certified mail, postage pre-paid, return receipt requested.

E. ENTIRE AGREEMENT. This Agreement, together with the written instruments specifically referred to herein and such other written agreements delivered by Fifth Third or Peoples Bank Corporation to each other pursuant hereto, constitute the entire agreement between the parties with regard to the transactions contemplated herein and supersede any prior agreements, whether oral or in writing. This Agreement may be hereafter amended only by a written instrument executed by each of the parties pursuant to Section X hereof.

F. INDEMNIFICATION. Fifth Third and Peoples Bank Corporation shall each indemnify and hold the other harmless for any claim, liability or expense (including reasonable attorneys' fees) arising from a misstatement or omission in the applications submitted to regulatory agencies for approval of the transaction contemplated by this Agreement relating to the indemnifying party which is based or made in reliance upon any representation, warranty, or covenant of such party in this Agreement or any certification, document, or other information furnished or to be furnished by such party pursuant to this Agreement. From and after Closing Date, this subsection shall be of no further force or effect.

G. ELECTRONIC FUNDS TRANSFERS. Upon the request of Fifth Third and at the sole option of Fifth Third, Peoples Bank Corporation and the Bank Subsidiary shall execute and deliver to Midwest Payment Systems, Inc. ("MPS") an agreement to convert all electronic funds transfer ("EFT") related services to MPS and the Jeanie-Registered Trademark- system. Such Agreement shall provide that MPS will be the exclusive provider of such services to Peoples Bank Corporation and Bank Subsidiary for a period of five (5) years from the date such agreements are executed. Fifth Third agrees that the cost of the conversion of Peoples Bank Corporation and Bank Subsidiary to EFT provided by MPS and conversion to the Jeanie-Registered Trademark- system (including, without limitation, the cost of all card reissue, signage and penalties relating to terminating its current EFT relationships) will be paid by Fifth Third. Fifth Third further agrees that the costs and fees to Peoples Bank Corporation and the Bank Subsidiary for the Jeanie-Registered Trademark- service shall not exceed those charged by the current EFT service provider of Peoples Bank Corporation and the Bank Subsidiary, subject to any increases in such costs and fees which would otherwise be permitted under their current EFT processing agreements. In the event this Agreement is terminated pursuant to Article VIII hereof for any reason except a material breach or default by Peoples Bank Corporation or a failure of Peoples Bank Corporation's shareholders to approve the Merger, and if, in such instance, Peoples Bank Corporation desires to convert to another provider of EFT services, Fifth Third shall pay all costs and expenses associated with such conversion, provided, however, such costs and expenses are reasonable when compared to costs and expenses ordinarily charged in the EFT services industry. In no event shall Peoples Bank Corporation or the Bank Subsidiary be required to take any actions pursuant to this Section G or otherwise under this Agreement that are contrary to any applicable law, regulation, rule or order or which constitute a breach of the fiduciary duties of the directors of Peoples Bank Corporation or the Bank Subsidiary.

H. PRESS RELEASES. Fifth Third and Peoples Bank Corporation shall agree with each other as to the form and substance of any press release related to this Agreement or the transactions contemplated hereby and thereby, and shall consult with each other as to the form and substance of other public disclosures related thereto, provided, however, that nothing contained herein shall prohibit either party from making any disclosure which its counsel deems required by law and provided, further, however, that Fifth Third shall not be required to incorporate any comments from Peoples Bank Corporation into such releases or public filings unless determined to be appropriate by Fifth Third in good faith.

I. EXPENSES. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that printing expenses and SEC registration fees shall be shared equally between Fifth Third and Peoples Bank Corporation.

J. ADVICE OF CHANGES. 1. Between the date hereof and the Closing Date, Peoples Bank Corporation shall promptly advise Fifth Third in writing of any fact that, if existing or known at the date hereof, would have been required to be set forth or disclosed in or pursuant to this Agreement or of any fact that, if existing or known at the date hereof, would have made any of the representations contained herein untrue to any material extent; provided, that no such disclosure shall affect or modify any representation or warranty of Peoples Bank Corporation contained herein or made pursuant hereto.

    2. Between the date hereof and the Closing Date, Fifth Third shall promptly advise Peoples Bank Corporation in writing of any fact that, if existing or known at the date hereof, would have been required to be set forth or disclosed in or pursuant to this Agreement or of any fact that, if existing or known at the date hereof, would have made any of the representations contained herein untrue to any material extent; provided, that no such disclosure shall affect or modify any representation or warranty of Fifth Third contained herein or made pursuant hereto.

    3. Each party hereto will promptly notify the other party in writing of the occurrence of any event which will or may result in the failure to satisfy any material condition precedent set forth in this Agreement. Between the date of this Agreement and the Closing Date, each party hereto will notify the other of the satisfaction of such material conditions precedent as they occur.

K. TAX TREATMENT. Neither Fifth Third or Peoples Bank Corporation will take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

L. ENFORCEMENT OF THIS AGREEMENT. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, such remedy being in addition to any other remedy to which any party is entitled at law or in equity.

                           ARTICLE VIII. TERMINATION

A. BASES FOR TERMINATION. This Agreement may be terminated at any time prior to the Effective Time by written notice delivered by Fifth Third to Peoples Bank Corporation or by Peoples Bank Corporation to Fifth Third in the following instances:

    1. By Fifth Third or Peoples Bank Corporation, if there has been to the extent contemplated in Section VI.B.1. and 2. and Section VI.C.1. and 2. herein, a material misrepresentation, a material breach of warranty or a material failure to comply with any covenant on the part of the other party with respect to the representations, warranties, and covenants set forth herein and such misrepresentations, breach or failure to comply has not been cured within thirty
(30) days after receipt of written notice or is not capable of being cured, provided, the party in default shall have no right to terminate for its own default. For purposes hereof, a breach of Sections IV.A. and IV.B. will be deemed not capable of being cured.

    2. By Fifth Third or Peoples Bank Corporation, if the business or assets or financial condition of the other party, in each case taken as a whole, shall have materially and adversely changed from that in existence at December 31, 1998, other than any such change attributable to or resulting from any change in law or regulation or GAAP, changes in interest rates, economic, financial or market conditions affecting the banking industry generally or changes that occur as a consequence of actions or inactions that either party hereto is expressly obligated to take under this Agreement.

    3. By Fifth Third or Peoples Bank Corporation, if the merger transaction contemplated herein has not been consummated by February 1, 2000, provided the terminating party is not in material breach or default of any representations, warranty or covenant contained herein on the date of such termination.

    4.  By the mutual written consent of Fifth Third and Peoples Bank
Corporation.

    5. By Fifth Third if any event occurs which renders impossible of satisfaction one or more of the conditions to the obligations of Fifth Third to effect the Merger set forth in Sections VI.A. and B. herein and non-compliance is not waived by Fifth Third.

    6. By Peoples Bank Corporation if any event occurs which renders impossible of satisfaction one or more of the conditions of the obligations of Peoples Bank Corporation to effect the Merger as set forth in Sections VI.A. and C. herein and non-compliance is not waived by Peoples Bank Corporation.

    7. By Fifth Third if the Board of Directors of Peoples Bank Corporation shall have publicly announced that it has withdrawn or modified in a manner adverse to Fifth Third its favorable recommendation of the Merger.

    8. By Fifth Third or Peoples Bank Corporation if Peoples Bank Corporation shareholders, acting at a meeting held for the purpose of voting upon the Merger, vote not to approve the Merger in the manner required by law.

    9. By Peoples Bank Corporation if the average of the closing price of Fifth Third Common Stock for the thirty (30) trading days ending five (5) trading days before the Effective Time is less than $50.25 per share.

    10. By Fifth Third if the average of the closing price of Fifth Third Common Stock for the thirty (30) trading days ending five (5) trading days before the Effective Time is greater than $83.70 per share.

B. EFFECT OF TERMINATION. Upon termination as provided in this Section, this Agreement, except for the provisions of Section V.D.2. and Paragraphs F, G, and I of Article VII hereof, shall be void and of no further force or effect, and, except as provided in Paragraph F of Article VII hereof, neither party hereto (nor any of their respective officers, directors or subsidiaries) shall have any liability of any kind to the other party including but not limited to liability for expenses incurred by the other party in connection with this transaction; provided that no such termination shall relieve a breaching party from liability for any uncured willful breach of a covenant, undertaking, representation or warranty giving rise to such termination, but in no event shall any party be liable for punitive or exemplary damages.

                     ARTICLE IX. CLOSING AND EFFECTIVE TIME

    The consummation of the transactions contemplated by this Agreement shall take place at a closing to be held at the offices of Fifth Third in Cincinnati, Ohio on a Friday which is as soon as is reasonably possible following the date that all of the conditions precedent to closing set forth in Section VI hereof, including the expiration of all regulatory waiting periods, have been fully met or effectively waived (the "Closing Date"). Pursuant to the filing of a certificate or articles of merger (which shall be prepared by Fifth Third and reasonably satisfactory to Peoples Bank Corporation) with the Secretary of State of the State of Ohio and the Secretary of State of the State of Indiana, respectively, in accordance with law and this Agreement, the Merger provided for herein shall become effective at the close of business on said day (the "Effective Time"). By mutual agreement of the parties, the closing may be held at any other time or place or on any other date and the effectiveness of the Merger (and the Effective Time) may be changed by such mutual agreement. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for agreements of the parties which by their terms are intended to be performed after the Effective Time.

                              ARTICLE X. AMENDMENT

    This Agreement may be amended, modified or supplemented by the written agreement of Peoples Bank Corporation and Fifth Third upon the authorization of each company's respective Board of Directors at any time before or after approval of the Merger and this Agreement by the shareholders of Peoples Bank Corporation, but after any such approval by the shareholders of Peoples Bank Corporation no amendment shall be made (without further shareholder approval) which changes in any manner adverse to such shareholders the consideration to be provided to such shareholders pursuant to this Agreement.

                              ARTICLE XI. GENERAL

    This Agreement was made in the State of Ohio and shall be interpreted under the laws of the United States and the State of Ohio, except to the extent that the Merger and Peoples Bank Corporation are subject to the IBCL. Each of the parties hereto irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns but except as specifically set forth herein (including, without limitation, Sections VII. B. and VII. C. hereof) none of the provisions hereof shall be binding upon and inure to the benefit of any other person, firm or corporation whomsoever. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or transferred by operation of law or otherwise by any party hereto without the prior written consent of the other party hereto; provided, however, that the merger or consolidation of Fifth Third shall not be deemed an assignment hereunder if Fifth Third is the surviving corporation in such merger or consolidation and its Common Stock shall thereafter continue to be traded on the NASDAQ National Market System or the New York Stock Exchange and issuable to Peoples Bank Corporation shareholders pursuant to the terms of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                           ARTICLE XII. COUNTERPARTS

    This Agreement may be executed in any number of counterparts, each of which shall be deemed an original for all purposes but such counterparts taken together shall constitute one and the same instrument.

    IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date hereinabove set forth.

                                FIFTH THIRD BANCORP

(SEAL)                          By:         /s/ GEORGE A. SCHAEFER, JR.
                                       --------------------------------------
                                              George A. Schaefer, Jr.
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                Attest:            /s/ PAUL L. REYNOLDS
                                       --------------------------------------
                                                  Paul L. Reynolds
                                                ASSISTANT SECRETARY

                                PEOPLES BANK CORPORATION OF INDIANAPOLIS

(SEAL)                          By:           /s/ WILLIAM E. MCWHIRTER
                                       --------------------------------------
                                                William E. McWhirter
                                        CHAIRMAN AND CHIEF EXECUTIVE OFFICER

                                Attest:          /s/ CHARLES R. HAGEBOECK
                                       --------------------------------------
                                                Charles R. Hageboeck
                                                     SECRETARY

                                    ANNEX B

                         SHAREHOLDER SUPPORT AGREEMENT
                              FIFTH THIRD BANCORP
                            38 FOUNTAIN SQUARE PLAZA
                             CINCINNATI, OHIO 45263

                                                                   July 12, 1999

Mr. William E. McWhirter,
Mrs. Susan McWhirter and
Hezekiah Limited Partnership
c/o Peoples Bank Corporation of Indianapolis
130 East Market Street
Indianapolis, Indiana 46204

Dear Mr. and Mrs. McWhirter,

As you know, Fifth Third Bancorp, an Ohio corporation ("Fifth Third") and Peoples Bank Corporation of Indianapolis, an Indiana corporation ("Peoples Bank Corporation"), are concurrently entering into an Affiliation Agreement (the "Affiliation Agreement") pursuant to which Peoples Bank Corporation will merge (the "Merger") with and into Fifth Third with Fifth Third as the surviving corporation in the Merger.

As shareholders, you each believe it is in the best interests of Peoples Bank Corporation and all Peoples Bank Corporation shareholders for the Merger to be consummated on the terms set forth in the Affiliation Agreement. As a condition and inducement to Fifth Third's willingness to enter in the Affiliation
Agreement:

        1. Mr. McWhirter represents that he has sole voting and disposition powers over (a) 133,764 shares of voting common stock, no par value per share, of Peoples Bank Corporation held directly, and, as President of the corporate general partner of Hezekiah Limited Partnership, has sole voting and disposition power over 16,090 shares of Peoples Bank Corporation Voting Common Stock ("Peoples Bank Corporation Voting Common Stock") and (b) 917 shares of non-voting common stock, no par value per share of Peoples Bank Corporation ("Peoples Bank Corporation Nonvoting Common Stock").

        2. Mrs. Susan McWhirter represents that she has sole voting and dispositive power over 20,076 shares of Peoples Bank Corporation Voting Common Stock.

        3. You each agree that any additional shares of Peoples Bank Corporation Voting Common Stock and Peoples Bank Corporation Nonvoting common Stock acquired by you shall be subject to the provisions of this Agreement.

        4. At such time as Peoples Bank Corporation conducts a meeting of or otherwise seeks a vote of its shareholders for the purpose of approving and adopting the Affiliation Agreement and the Merger (the "Peoples Bank Corporation Meeting"), you each agree to vote all Peoples Bank Corporation Voting Common Stock and all Peoples Bank Corporation Nonvoting Common Stock (to the extent such shares are entitled to vote on such transaction) then held or controlled by each of you in favor of the Affiliation Agreement and the Merger.

        5. You each will use all reasonable efforts to cooperate with Fifth Third in connection with the Merger, promptly take such actions as are necessary or appropriate to consummate the Merger, and provide any information reasonably requested by Fifth Third for any registration of the shares of Fifth Third issued in the Merger, any regulatory application or filing made or approval sought for the transactions contemplated by the Affiliation Agreement.

        6. You each hereby waive all rights available to you, if any, under the Indiana Business Corporation Law to demand appraisal with respect to your Peoples Bank Corporation Voting Common Stock and your Peoples Bank Corporation Nonvoting Common Stock.

        7. From the date hereof until the Effective Time or earlier termination of this Agreement as provided in Paragraph 1 (the "Voting Term") you each agree not to sell your Peoples Bank Corporation Voting Common Stock or your Peoples Bank Corporation Nonvoting Common Stock or otherwise transfer your voting rights with respect thereto (exclusive of your right to designate a proxy to vote your shares). The foregoing shall not prohibit transfers amongst you; provided that you remain bound hereby.

        8. You each agree that during the Voting Term, you will not, and you will not permit affiliates (as that term is defined in Rule 405 of the Securities Act of 1933 (the "Securities Act")), to:

           (i) undertake any merger, consolidation, asset acquisition or disposition or tender offer or other takeover action involving Peoples Bank Corporation or any of its affiliates or any of its assets, except as expressly permitted by the Affiliation Agreement;

           (ii) other than as a director or officer of Peoples Bank Corporation make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" (as a such terms are used in the proxy rules of the Securities and Exchange Commission) or seek to advise or influence any person or entity with respect to the voting or acquisition of any securities of Peoples Bank Corporation;

           (iii) other than as a director or officer of Peoples Bank Corporation, directly or indirectly, whether through any employees, agents, affiliates or otherwise, encourage, initiate, solicit or participate in, any inquiries or proposals or engage in any discussions or negotiations, concerning any of the foregoing; or

           (iv) agree to do any of the foregoing.

        9. The voting obligations set forth in this Agreement only extend to the matters set forth herein and do not extend to the voting on other matters and questions on which you have the right to vote under the articles of incorporation of Peoples Bank Corporation, its By-Laws, or the Indiana Code.

        10. You are an "accredited investor" as such term is defined in Rule 501 under the Securities Act. You are purchasing the shares of Fifth Third Common Stock for investment for your own account and not with any present view toward resale or other distribution thereof. You have such knowledge and experience in factual and business matters that you are capable of evaluating the merits and risks of the investment in the shares of Fifth Third Common Stock and are able to bear the economic risk of investment in the shares of Fifth Third Common Stock. You acknowledge that Fifth Third has made available to you prior to the date hereof and prior to the purchase of any of the shares of Fifth Third Common Stock, the opportunity to ask questions of, and receive answers from, the representatives of Fifth Third concerning Fifth Third and the terms and conditions of the Merger.

        11. This Agreement shall terminate upon the termination of the Affiliation Agreement in accordance with its terms.

        12. This Agreement shall not affect your obligations, to the extent you serve in such capacity, as a director or officer of Peoples Bank Corporation.

        13. This Agreement shall bind and benefit the successors, assigns, executors, trustees and heirs of the parties hereto. You each agree that damages are inadequate for breach by you of any term of this Agreement and that Fifth Third shall be entitled to preliminary and permanent injunctive relief and specific performance to enforce this Agreement. This Agreement shall be governed by and construed under the laws of the State of Indiana (without giving effect to the choice of law provisions thereof). Any term hereof which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without affecting the remaining terms or their validity or enforceability in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts together shall constitute one and the same instrument.

Please confirm that the foregoing correctly states the understanding between us by signing and returning to Fifth Third a counterpart hereof.

                                Very truly yours,

                                FIFTH THIRD BANCORP

                                By:  /s/ PAUL L. REYNOLDS
                                     -----------------------------------------

                                Its: Assistant Secretary
                                     -----------------------------------------

                                Accepted and agreed as of
                                the date first above written:

                                /s/ WILLIAM E. MCWHIRTER
                                ---------------------------------------------
                                William E. McWhirter

                                /s/ SUSAN MCWHIRTER
                                ---------------------------------------------
                                Susan McWhirter

                                     Hezekiah Limited Partnership

                                By:  /s/ WILLIAM E. MCWHIRTER
                                     -----------------------------------------
                                     William E. McWhirter, President of
                                     Hezekiah, Inc.

                                Its: General Partner

                                    ANNEX C


[September 17, 1999]


Board of Directors
Peoples Bank Corporation of Indianapolis
130 East Market Street
Indianapolis, IN 46204

Attention: Mr. William E. McWhirter

           Chairman of the Board & Chief Executive Officer

Madame and Gentlemen:

    You have requested our opinion with respect to the fairness, from a financial point of view, as of the date hereof, to the holders of the voting and non-voting common stock, without par value ("Peoples Common"), of Peoples Bank Corporation of Indianapolis. ("Peoples"), of the Exchange Ratio, as set forth in
Article I.C.1. of the Affiliation Agreement dated as of July 12, 1999 (the "Agreement"), between Peoples and Fifth Third Bancorp ("Fifth Third").

    The Agreement provides for the merger (the "Merger") of Peoples with and into Fifth Third, pursuant to which, among other things, at the Effective Time (as defined in the Agreement), each outstanding share of Peoples Common, other than any shares held in the treasury of Peoples, will be exchanged for the right to receive 1.09 shares of the common stock, without par value, of Fifth Third ("Fifth Third Common"), as set forth in Article I.C.1. of the Agreement. The terms and conditions of the Merger are more fully set forth in the Agreement.

    McDonald Investments Inc., as part of its investment banking business, is customarily engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

    We have acted as Peoples' financial advisor in connection with, and have participated in certain negotiations leading to, the Agreement. In connection with rendering our opinion set forth herein, we have among other things:


    (i) Reviewed Peoples' Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the years ended December 31, 1998, December 31, 1997 and December 31, 1996, including the audited financial statements contained therein, and Peoples' Quarterly Reports on Form 10-Q for the first and second quarters of 1999;



    (ii) Reviewed Fifth Third's Annual Reports to Shareholders and Annual Reports on Form 10-K for each of the years ended December 31, 1998, December 31, 1997 and December 31, 1996, including the audited financial statements contained therein, and Fifth Third's Quarterly Reports on Form 10-Q for the first and second quarters of 1999;


   (iii) Reviewed certain other public and non-public information, primarily financial in nature, relating to the respective businesses, earnings, assets and prospects of Peoples and Fifth Third provided to us or publicly available;

    (iv) Participated in meetings and telephone conferences with members of senior management of Peoples and Fifth Third concerning the financial condition, business, assets, financial forecasts and prospects of the respective companies, as well as other matters we believed relevant to our inquiry;

    (v) Reviewed certain stock market information for Peoples Common and Fifth Third Common, and compared it with similar information for certain companies, the securities of which are publicly traded;

    (vi) Compared the results of operations and financial condition of Peoples and Fifth Third with that of certain companies, which we deemed to be relevant for purposes of this opinion;

   (vii) Reviewed the financial terms, to the extent publicly available, of certain acquisition transactions, which we deemed to be relevant for purposes of this opinion;

  (viii) Reviewed the Agreement dated July 12, 1999 and certain related documents; and

    (ix) Performed such other reviews and analyses as we have deemed appropriate.

    In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have relied upon the accuracy and completeness of the representations, warranties and covenants of Peoples and Fifth Third contained in the Agreement. We have not been engaged to undertake, and have not assumed any responsibility for, nor have we conducted, an independent investigation or verification of such matters. We have not been engaged to and we have not conducted a physical inspection of any of the assets, properties or facilities of either Peoples or Fifth Third, nor have we made or obtained or been furnished with any independent valuation or appraisal of any of such assets, properties or facilities or any of the liabilities of either Peoples or Fifth Third. With respect to financial forecasts used in our analysis, we have assumed that such forecasts have been reasonably prepared by management of Peoples and Fifth Third, as the case may be, on a basis reflecting the best currently available estimates and judgments of the management of Peoples and Fifth Third, as to the future performance of Peoples, Fifth Third, and Peoples and Fifth Third combined, as the case may be. We have not been engaged to and we have not assumed any responsibility for, nor have we conducted any independent investigation or verification of such matters, and we express no view as to such financial forecasts or the assumptions on which they are based. We have also assumed that all of the conditions to the consummation of the Merger, as set forth in the Agreement, including the tax-free treatment of the Merger to the holders of Peoples Common, and the treatment of the merger as a pooling of interest for financial reporting purposes, would be satisfied and that the Merger would be consummated on a timely basis in the manner contemplated by the Agreement.


    We will receive a fee for our services as financial advisor to Peoples, a substantial portion of which is contingent upon closing of the Merger. We will also receive a fee for our services in rendering this opinion. In the past, we have also provided certain other investment banking services for Peoples and have received compensation for such services. As you are aware, David W. Knall, a Managing Director of McDonald Investments Inc., is a member of the Boards of Directors of Peoples Bank Corporation of Indianapolis and Peoples Bank & Trust Company.


    In the ordinary course of business, we may actively trade securities of Peoples and Fifth Third for our own account and for the accounts of customers and accordingly, we may at any time hold a long or short position in such securities.

    This opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof. In addition, our opinion is, in any event, limited to the fairness, as of the date hereof, from a financial point of view, of the Exchange Ratio, to the holders of Peoples Common, and does not address the underlying business decision by Peoples' Board of Directors to effect the Merger, does not compare or discuss the relative merits of any competing proposal or any other terms of the Merger, and does not constitute a recommendation to any Peoples' shareholder as to how such shareholder should vote with respect to the Merger. This opinion does not represent an opinion as to what the value of Peoples Common or Fifth Third Common may be at the Effective Time of the Merger or as to the prospects of Peoples' business or Fifth Third's business.

    This opinion is directed to the Board of Directors of Peoples and may not be reproduced, summarized, described or referred to or given to any other person without our prior written consent. Notwithstanding the foregoing, this opinion may be included in the proxy statement to be mailed to the holders of Peoples Common in connection with the Merger, provided that this opinion will be reproduced in such proxy statement in full, and any description of or reference to us or our actions, or any summary of the opinion in such proxy statement, will be in a form reasonably acceptable to us and our counsel.

    Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of Peoples Common from a financial point of view.

                                          Very truly yours,
                                          MCDONALD INVESTMENTS INC.

                                    ANNEX D
                        INDIANA BUSINESS CORPORATION LAW
                   TITLE 23. BUSINESS AND OTHER ASSOCIATIONS
                    ARTICLE 1. BUSINESS CORPORATIONS--TYPES
                         CHAPTER 44. DISSENTERS' RIGHTS

SECTION 23-1-44-1. "CORPORATION" DEFINED

    As used in this chapter, "corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

SECTION 23-1-44-2. "DISSENTER" DEFINED

    As used in this chapter, "dissenter" means a shareholder who is entitled to dissent from corporate action under section 8 [IC 23-1-44-8] of this chapter and who exercises that right when and in the manner required by sections 10 through 18 [IC 23-1-44-10 through IC 23-1-44-18] of this chapter.

SECTION 23-1-44-3. "FAIR VALUE" DEFINED

    As used in this chapter, "fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

SECTION 23-1-44-4. "INTEREST" DEFINED

    As used in this chapter, "interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

SECTION 23-1-44-5. "RECORD SHAREHOLDER" DEFINED

    As used in this chapter, "record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent that treatment as a record shareholder is provided under a recognition procedure or a disclosure procedure established under IC 23-1-30-4.

SECTION 23-1-44-6. "BENEFICIAL SHAREHOLDER" DEFINED

    As used in this chapter, "beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

SECTION 23-1-44-7. "SHAREHOLDER" DEFINED

    As used in this chapter, "shareholder" means the record shareholder or the beneficial shareholder.

SECTION 23-1-44-8. SHAREHOLDER DISSENT

    (a) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

    (1) Consummation of a plan of merger to which the corporation is a party if:

        (A) Shareholder approval is required for the merger by IC 23-1-40-3 or the articles of incorporation; and

        (B) The shareholder is entitled to vote on the merger.

    (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

    (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one
(1) year after the date of sale.

    (4) The approval of a control share acquisition under IC 23-1-42.

    (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

    (b) This section does not apply to the holders of shares of any class or series if, on the date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders at which the merger, plan of share exchange, or sale or exchange of property is to be acted on, the shares of that class or series were:

    (1) Registered on a United States securities exchange registered under the Exchange Act (as defined in IC 23-1-43-9); or

    (2) Traded on the National Association of Securities Dealers, Inc. Automated Quotations System Over-the-Counter Markets--National Market Issues or a similar market.

    (c) A shareholder:

    (1) Who is entitled to dissent and obtain payment for the shareholder's shares under this chapter; or

    (2) Who would be so entitled to dissent and obtain payment but for the provisions of subsection (b);

    may not challenge the corporate action creating (or that, but for the provisions of subsection (b), would have created) the shareholder's entitlement.

SECTION 23-1-44-9. DISSENTERS' RIGHTS WITH RESPECT TO FEWER THAN ALL SHARES REGISTERED IN SHAREHOLDER'S NAME

    (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one (1) person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the shareholder dissents and the shareholder's other shares were registered in the names of different shareholders.

    (b) A beneficial shareholder may assert dissenters' rights as to shares held on the shareholder's behalf only if:

    (1) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

    (2) The beneficial shareholder does so with respect to all the beneficial shareholder's shares or those shares over which the beneficial shareholder has power to direct the vote.

SECTION 23-1-44-10. NOTICE OF PROPOSED ACTION CREATING DISSENTERS' RIGHTS

    (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23-1-44-8] of this chapter is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter.

    (b) If corporate action creating dissenters' rights under section 8 of this chapter is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 12 [IC 23-1-44-12] of this chapter.

SECTION 23-1-44-11. NOTICE OF SHAREHOLDER'S INTENT TO ASSERT DISSENTERS' RIGHTS

    (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23-1-44-8] of this chapter is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

    (1) Must deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effectuated; and

    (2) Must not vote the shareholder's shares in favor of the proposed action.

    (b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for the shareholder's shares under this chapter.

SECTION 23-1-44-12. DISSENTERS' NOTICE

    (a) If proposed corporate action creating dissenters' rights under section 8 [IC 23-1-44-8] of this chapter is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 11 [IC 23-1-44-11] of this chapter.

    (b) The dissenters' notice must be sent no later than ten (10) days after approval by the shareholders, or if corporate action is taken without approval by the shareholders, then ten (10) days after the corporate action was taken.

    The dissenters' notice must:

    (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

    (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

    (3) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

    (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty (30) nor more than sixty (60) days after the date the subsection (a) notice is delivered; and

    (5) Be accompanied by a copy of this chapter.

SECTION 23-1-44-13. DEMAND

    (a) A shareholder sent a dissenters' notice described in IC 23-1-42-11 or in section 12 [IC 23-1-44-12] of this chapter must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice under section 12(b)(3) [IC 23-1-44-12(b)(3)] of this chapter, and deposit the shareholder's certificates in accordance with the terms of the notice.

    (b) The shareholder who demands payment and deposits the shareholder's shares under subsection (a) retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

    (c) A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for the shareholder's shares under this chapter and is considered, for purposes of this article, to have voted the shareholder's shares in favor of the proposed corporate action.

SECTION 23-1-44-14. TRANSFER OF UNCERTIFICATED SHARES

    (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 16 [IC 23-1-44-16] of this chapter.

    (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are cancelled or modified by the taking of the proposed corporate action.

SECTION 23-1-44-15. PAYMENT OF FAIR VALUE

    (a) Except as provided in section 17 [IC 23-1-44-17] of this chapter, as soon as the proposed corporate action is taken, or, if the transaction did not need shareholder approval and has been completed, upon receipt of a payment demand, the corporation shall pay each dissenter who complied with section 13 [IC 23-1-44-13] of this chapter the amount the corporation estimates to be the fair value of the dissenter's shares.

    (b) The payment must be accompanied by:

    (1) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

    (2) A statement of the corporation's estimate of the fair value of the shares; and

    (3) A statement of the dissenter's right to demand payment under section 18 [IC 23-1-44-18] of this chapter.

SECTION 23-1-44-16. RETURN OF DEPOSITED CERTIFICATES AND RELEASE OF TRANSFER RESTRICTIONS

    (a) If the corporation does not take the proposed action within sixty (60) days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

    (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 12 [IC 23-1-44-12] of this chapter and repeat the payment demand procedure.

SECTION 23-1-44-17. WITHHOLDING PAYMENT

    (a) A corporation may elect to withhold payment required by section 15 [IC 23-1-44-15] of this chapter from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

    (b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares and a statement of the dissenter's right to demand payment under section 18 [IC 23-1-44-18] of this chapter.

SECTION 23-1-44-18. DISSENTER'S ESTIMATE

    (a) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and demand payment of the dissenter's estimate (less any payment under section 15 [IC 23-1-44-15] of this chapter), or reject the corporation's offer under section 17 [IC 23-1-44-17] of this chapter and demand payment of the fair value of the dissenter's shares, if:

    (1) The dissenter believes that the amount paid under section 15 of this chapter or offered under section 17 of this chapter is less than the fair value of the dissenter's shares;

    (2) The corporation fails to make payment under section 15 of this chapter within sixty (60) days after the date set for demanding payment; or

    (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty (60) days after the date set for demanding payment.

    (b) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (a) within thirty (30) days after the corporation made or offered payment for the dissenter's shares.

SECTION 23-1-44-19. APPRAISAL PROCEEDING

    (a) If a demand for payment under IC 23-1-42-11 or under section 18 [IC 23-1-44-18] of this chapter remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

    (b) The corporation shall commence the proceeding in the circuit or superior court of the county where a corporation's principal office (or, if none in Indiana, its registered office) is located. If the corporation is a foreign corporation without a registered office in Indiana, it shall commence the proceeding in the county in Indiana where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

    (c) The corporation shall make all dissenters (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

    (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

    (e) Each dissenter made a party to the proceeding is entitled to judgment:

    (1) For the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation; or

    (2) For the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under section 17 [IC 23-1-44-17] of this chapter.

SECTION 23-1-44-20. DETERMINATION OF COSTS OF APPRAISAL PROCEEDING

    (a) The court in an appraisal proceeding commenced under section 19 [IC 23-1-44-19] of this chapter shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against such parties and in such amounts as the court finds equitable.

    (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

    (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 10 through 18 [IC 23-1-44-10 through IC 23-1-44-18] of this chapter; or

    (2) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

    (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 1701.13(E) of the Ohio Revised Code provides that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful.

    The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful. Section 1701.13(E)(2) further specifies that a corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of (a) any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent, that the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper, and (b) any action or suit in which the only liability asserted against a director is pursuant to Section 1701.95 of the Ohio Revised Code concerning unlawful loans, dividends and distribution of assets.

    In addition, Section 1701.13(E) requires a corporation to pay any expenses, including attorney's fees, of a director in defending an action, suit, or proceeding referred to above as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to both (1) repay such amount if it is proved by clear and convincing evidence that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation and (2) reasonably cooperate with the corporation concerning the action, suit, or proceeding. The indemnification provided by
Section 1701.13(E) shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under the articles of incorporation or code of regulations of Fifth Third.

    The code of regulations of Fifth Third provides that Fifth Third shall indemnify each director and each officer of Fifth Third, and each person employed by Fifth Third who serves at the written request of the President of Fifth Third as a director, trustee, officer, employee or agent of another corporation, domestic or foreign, nonprofit or for profit, to the full extent permitted by Ohio law. Fifth Third may indemnify assistant officers, employees and others by action of the Board of Directors to the extent permitted by Ohio law.

    Fifth Third carries directors' and officers' liability insurance coverage which insures its directors and officers and the directors and officers of its subsidiaries in certain circumstances.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


DOCUMENT                                                         EXHIBIT    PAGE NUMBER IN SEQUENTIAL NUMBERING SYSTEM
-------------------------------------------------------------  -----------  ------------------------------------------
Affiliation Agreement (excluding exhibits) dated as of July            2.1  Included in Annex A
  12, 1999 by and between Fifth Third Bancorp and Peoples
  Bank Corporation of Indianapolis

Shareholder Support Agreement dated as of July 12, 1999 by             2.2  Included in Annex B
  and between Fifth Third, William McWhirter, Susan McWhirter and Hezekiah Limited Partnership

Seconded Amended Articles of Incorporation of Fifth Third              3.1  Incorporated by Reference(1)
  Bancorp, as amended

Code of Regulations of Fifth Third Bancorp, as amended                 3.2  Incorporated by Reference(2)

Opinion of counsel employed by Fifth Third Bancorp as to the           5
  legality of the securities being issued

Opinion of Graydon, Head & Ritchey to Fifth Third as to tax            8.1
  matters

Opinion of Barnes & Thornburg to Peoples as to tax matters             8.2

1998 Annual Report to Shareholders of Fifth Third Bancorp             13    Incorporated by Reference(3)

Subsidiaries of Fifth Third Bancorp                                   21    Incorporated by Reference(3)

Consent of Deloitte & Touche LLP                                      23.1

Consent of Crowe, Chizek and Company LLP                              23.2

Consent of McDonald Investments Inc.                                  23.3  Included in Annex C

Consent of counsel employed by Fifth Third Bancorp                    23.4  Included in Exhibit 5

Consent of Graydon, Head & Ritchey                                    23.5  Included in Exhibit 8.1

Consent of Barnes & Thornburg                                         23.6  Included in Exhibit 8.2

DOCUMENT                                                         EXHIBIT    PAGE NUMBER IN SEQUENTIAL NUMBERING SYSTEM
-------------------------------------------------------------  -----------  ------------------------------------------
A power of attorney where various individuals authorize the           24    (4)
  signing of their names to any and all amendments to this
  registration statement and other documents submitted in
  connection herewith was contained on the first page of the signature pages following Part II of the registration
  statement as originally filed

Fairness Opinion of McDonald Investments Inc. (set forth in           99.1  Included in Annex C
  Annex C to the proxy statement/prospectus included in this registration statement)

Form of Proxy Card for Special Meeting for Peoples Voting             99.2
  Common Stock

Form of Proxy Card for Special Meeting for Peoples Non-Voting         99.3
  Common Stock

Form of Letter to Peoples Shareholders                                99.4

Form of Notice of Special Meeting of Peoples Shareholders             99.5


------------------------


(1) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999.


(2) Filed with the Securities and Exchange Commission as an exhibit to a registration statement on Form S-4, Registration No. 33-63966.

(3) Incorporated by reference to the Registrant's Annual Report on Form 10-K filed for the year ended December 31, 1998.


(4) Previously filed.


UNDERTAKINGS

    (1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (2) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

    (3) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    (5) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    (6) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    (7) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (8) The undersigned Registrant hereby undertakes:

        (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by section 10 (a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission pursuant to Rule 424 (b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        Provided, however, that paragraphs (8) (a) (i) and (8)(a)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or 15 (d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (b) That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-4, and has duly caused this Amendment No. 1 to Registration Statement No. 333-84911 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio, on September 16, 1999.



                                FIFTH THIRD BANCORP

                                By:         /s/ GEORGE A. SCHAEFER, JR.
                                     -----------------------------------------
                                              George A. Schaefer, Jr.
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER



    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement No. 333-84911 has been signed by the following persons in the capacities and on the dates indicated.



Principal Executive Officer:

/s/ GEORGE A. SCHAEFER, JR.               Date: September 16, 1999
----------------------------------------
George A. Schaefer, Jr.
President and Chief Executive Officer

Principal Financial Officer:

/s/ NEAL E. ARNOLD                        Date: September 16, 1999
----------------------------------------
Neal E. Arnold
Chief Financial Officer, Executive Vice
President and Treasurer

Principal Accounting Officer:

/s/ ROGER W. DEAN                         Date: September 16, 1999
----------------------------------------
Roger W. Dean
Controller

Directors of the Company:

/s/ DARRYL F. ALLEN*                      Date: September 16, 1999
----------------------------------------
Darryl F. Allen

/s/ JOHN F. BARRETT*                      Date: September 16, 1999
----------------------------------------
John F. Barrett

                                          Date:
----------------------------------------
Gerald V. Dirvin

/s/ THOMAS B. DONNELL*                    Date: September 16, 1999
----------------------------------------
Thomas B. Donnell

/s/ RICHARD T. FARMER*                    Date: September 16, 1999
----------------------------------------
Richard T. Farmer

/s/ JOSEPH H. HEAD, JR.*                  Date: September 16, 1999
----------------------------------------
Joseph H. Head, Jr.

/s/ JOAN R. HERSCHEDE*                    Date: September 16, 1999
----------------------------------------
Joan R. Herschede

/s/ ALLEN M. HILL*                        Date: September 16, 1999
----------------------------------------
Allen M. Hill

                                          Date:
----------------------------------------
William G. Kagler

/s/ JAMES D. KIGGEN*                      Date: September 16, 1999
----------------------------------------
James D. Kiggen

/s/ JERRY L. KIRBY*                       Date: September 16, 1999
----------------------------------------
Jerry L. Kirby

/s/ MITCHEL D. LIVINGSTON, PH.D.*         Date: September 16, 1999
----------------------------------------
Mitchel D. Livingston, Ph.D.

/s/ ROBERT B. MORGAN*                     Date: September 16, 1999
----------------------------------------
Robert B. Morgan

/s/ DAVID E. REESE*                       Date: September 16, 1999
----------------------------------------
David E. Reese

                                          Date:
----------------------------------------
James E. Rogers

/s/ BRIAN H. ROWE*                        Date: September 16, 1999
----------------------------------------
Brian H. Rowe

/s/ GEORGE A. SCHAEFER, JR.               Date: September 16, 1999
----------------------------------------
George A. Schaefer, Jr.

/s/ JOHN J. SCHIFF, JR.*                  Date: September 16, 1999
----------------------------------------
John J. Schiff, Jr.

/s/ DONALD B. SHACKELFORD*                Date: September 16, 1999
----------------------------------------
Donald B. Shackelford

/s/ DENNIS J. SULLIVAN, JR.*              Date: September 16, 1999
----------------------------------------
Dennis J. Sullivan, Jr.

/s/ DUDLEY S. TAFT*                       Date: September 16, 1999
----------------------------------------
Dudley S. Taft



*                 /s/ GEORGE A. SCHAEFER, JR.
           -----------------------------------------
                    George A. Schaefer, Jr.
               AS ATTORNEY-IN-FACT PURSUANT TO A
               POWER OF ATTORNEY PREVIOUSLY FILED